Ferrovial SE & Subsidiaries Interim Management Report & Interim Condensed Consolidated Financial Statements June 2024 ferrovial For a world on the move

Interim Management Report June 2024 Ferrovial SE & Subsidiaries ferrovial For a world on the move

DISCLAIMER This presentation has been produced by Ferrovial SE (the “Company,” “we,” or “us” and, together with its subsidiaries, the “Group”) for the sole purpose expressed herein. By accessing this presentation, you acknowledge that you have read and understood the following statements. Neither this presentation nor any of the information contained herein constitute or form part of, and should not be construed as, an offer to purchase, sale or exchange any security, a solicitation of any offer to purchase, sale or exchange any security, or a recommendation or advice regarding any security of the Company. In this presentation, unless otherwise specified, the terms “Ferrovial,” the “Company,” and the “Group” refer to Ferrovial SE, individually or together with its consolidated subsidiaries, as the context may require (or, unless stated otherwise, if referring to the period prior to the completion of the cross-border merger on June 16, 2023, to Ferrovial, S.A., the former parent entity of the Group, individually or together with its consolidated subsidiaries, as the context may require). Neither this presentation nor the historical performance of the Group’s management team constitutes a guarantee of the future performance of the Company and there can be no assurance that the Group’s management team will be successful in implementing the investment strategy of the Group. Forward-Looking Statements This presentation includes certain statements, expectations, estimates and projections provided by the Company and certain other sources believed by the Company to be reliable, and statements of the Company’s beliefs and intentions about future events. The statements included in this presentation that are not statements of historical facts, including, but not limited to, those regarding the Company’s financial position, business strategy, plans, and objectives of management for future operations, are forward-looking statements. In some cases, you can identify forward-looking statements by terms such as “may,” “will,” “should,” “expect,” “plan,” “anticipate,” “could,” “intend,” “aim,” “target,” “project,” “contemplate,” “believe,” “estimate,” “predict,” “potential,” or “continue,” or the negative of these terms or other similar expressions, although not all forward-looking statements contain these words. Such statements, expectations, estimates and projections reflect various assumptions by the Company concerning anticipated results and are subject to significant business, economic and competitive uncertainties and contingencies, and known and unknown risks, many of which are beyond the Company’s control and are impossible to predict. Accordingly, there can be no assurance that such statements, expectations, estimates and projections will be realized. Any forecast made or contained herein, and actual results, will likely vary and those variations may be material. The Company makes no representation or warranty as to the accuracy or completeness of such statements, expectations, estimates and projections contained in this presentation or that any forecast made or contained herein will be achieved. Our forward-looking statements are subject to certain risks and uncertainties, which include, but are not limited to, the following: • risks related to our diversified operations; • risks related to our acquisitions, divestments and other strategic transactions that we may undertake, including the planned divestment of our stake in Heathrow airport; • the impact of competitive pressures in our industry and pricing, including the lack of certainty in winning competitive tender processes; • general economic conditions and events and the impact they may have on us, including, but not limited to, increases in inflation rates and rates of interest, increased costs for materials, cybersecurity attacks, other lingering impacts resulting from COVID-19 as well as the Russia/Ukraine and the Middle East conflicts; • our ability to obtain adequate financing in the future as needed; • our ability to maintain compliance with the continued listing requirements of the stock exchanges on which our ordinary shares are listed and traded; • lawsuits and other claims by third parties or investigations by various regulatory agencies that we may be subjected to and are required to report; • our success at managing the risks involved in the foregoing items; • our ability to comply with our ESG commitments; • impact of any changes in existing or future tax regimes or regulations; and • Other risks and uncertainties, including those listed under Item 3. Key Information, D. Risk Factors in the Company’s registration statement on Form 20-F filed with the U.S. Securities and Exchange Commission (“SEC”) in connection with its recent U.S. listing, which is available on the SEC’s EDGAR page. In addition, certain industry data and information contained in this presentation has been derived from industry sources. The Company has not undertaken any independent investigation to confirm the accuracy or completeness of such data and information, some of which may be based on estimates and subjective judgments. Accordingly, the Company makes no representation or warranty as to such accuracy or completeness. This presentation speaks only as of today’s date, and, except as required by law, the Company does not undertake to update any forward-looking statements to reflect future events or circumstances. The information contained in this presentation has not been audited, reviewed or verified by the external auditor of the Group. The information contained herein should therefore be considered as a whole and in conjunction with all the other publicly available information regarding the Group. Alternative Performance Measures In addition to the financial information prepared under the International Financial Reporting Standards (“IFRS”), this presentation may include certain alternative performance measures (“APMs” or “non-IFRS measures”), as defined in the Guidelines on Alternative Performance Measures issued by the European Securities and Markets Authority on 5 October 2015, that differ from financial information presented by the Group in its financial statements and reports containing financial information. The aforementioned non-IFRS measures include “Adjusted EBIT,” “Adjusted EBIT Margin,” “Adjusted EBITDA,” “Adjusted EBITDA Margin,” “Comparable or ‘Like-for-Like’ Growth,” “Order Book,” “Consolidated Net Debt,” and “Ex- Infrastructure Liquidity”. These non-IFRS measures are designed to complement and should not be considered superior to measures calculated in accordance with IFRS. Although the aforementioned non-IFRS measures are not measures of operating performance, an alternative to cash flows, or a measure of financial position under IFRS, they are used by the Group’s management to review operating performance and profitability, for decision-making purposes, and to allocate resources. Moreover, some of these non-IFRS measures, such as “Consolidated Net Debt” are used by the Group’s management to explain the evolution of our global indebtedness and to assist our management in making decisions related to our financial structure. Furthermore, it is used by analysts and rating agencies to better understand the indebtedness that has recourse to the Group. Non-IFRS measures presented in this presentation are being provided for informative purposes only and shall not be construed as investment, financial, or other advice. The Group believes that the aforementioned non-IFRS measures, which are used by the Group’s management in making financial, operational and planning decisions, provide useful financial information that should be considered in addition to the financial statements prepared in accordance with the accounting regulations that it applies (IFRS EU) when assessing its performance. These non-IFRS measures are consistent with the main indicators used by the community of analysts and investors in the capital markets. However, they do not have any standardized meaning and are therefore unlikely to be comparable to similarly titled measures presented by other companies. They have not been audited, reviewed, or verified by the external auditor of the Group. For further details on the definition, explanation on the use, and reconciliation of non-IFRS measures, please refer to the section on “Alternative performance measures” of Ferrovial SE’s Integrated Annual Report (including the Consolidated Financial Statements and Management Report) for the year ended December 31, 2023 and to Item 5. Operating and Financial Review and Prospects, A. Operating Results, 8. Non IFRS-Measures: Operational Results and B. Liquidity and Capital Resources, 6. Non-IFRS Measures: Liquidity and Capital Resources in the Company’s registration statement on Form 20-F filed with the SEC in connection with its recent U.S. listing, which is available on the SEC’s EDGAR page. Additional Information The Company is subject to the information and reporting requirements of the Securities Exchange Act of 1934, as amended, applicable to foreign private issuers and in accordance therewith is required to file reports and other information with the SEC relating to its business, financial condition, and other matters. The Company's filings can be accessed by visiting EDGAR on the SEC's website at http://www.sec.gov.

MANAGEMENT REPORT JANUARY - JUNE 2024

Ferrovial Results January - June 2024

HIGHLIGHTS

- **407 ETR's revenue** reached CAD 450 million in Q2 2024 (+11.1%), benefiting from increased congestion in the quarter. **Toll revenue increased by +16.2%** mainly impacted by the new toll rate scheme implemented on February 1, 2024. This effect was partially offset by the revenue from the contract related to the removal of tolls for Highways 412 and 418, that ended in June 2023.
- **All Managed Lanes posted solid revenue per transaction growth vs. Q2 2023** with Texan MLs exceeding 2024 Soft Cap update (+3.4%): NTE 35W +15.8%, LBJ +7.3% and NTE +4.0%. This same KPI grew by +11.4% at I-77 and +34.5% at I-66, where no price cap is in place. I-77 distributed its first dividend (USD 268 million) following its first five years of operation.
- **Airports**: traffic improved in all assets vs. Q2 2023, with Heathrow reaching record-breaking number of passengers (+5.5%). AGS traffic showed positive traffic evolution vs. Q2 2023 (+7.5%). Dalaman showed a strong performance +12.2% as the peak season starts.
- **Construction** showed a significant improvement in profitability reaching an adjusted EBIT margin of 4.0% in Q2 2024, leading to 3.2% Adj. EBIT margin in H1 2024. The order book at peak levels, with a lower weighting of large design and build projects with non group companies, reached EUR 15,974 million (+3.8% LfL growth), excluding c.EUR 2,325 million of pre-awarded contracts.
- **Solid financial position** with high ex-infrastructure project companies liquidity levels reaching EUR 4,255 million and Consolidated Net Debt of ex-infrastructure project companies at EUR -35 million. Cash outflows were mainly driven by IRB Infrastructure Trust stake acquisition (EUR -652 million), shareholder distributions (EUR -514 million) and the equity injection in NTO (EUR -173 million), partially offset by the cash inflows including EUR 373 million of dividends from projects along with the 5% stake sale in IRB Infrastructure Developers (EUR 211 million).

MAIN CORPORATE EVENTS

- On March 18, Ferrovial agreed the acquisition of a 24% stake in IRB Infrastructure Trust for a total investment of EUR 740 million. The transaction was closed in June with an upfront payment of EUR 652 million.
- On April 4, Ferrovial was awarded Lima's Peripheral Ring Road (Peru), with an approx. USD 140-210 million equity commitment for Ferrovial.
- On May 7, Ferrovial submitted its offer to SR-400 project (Atlanta, Georgia).
- On May 9, Ferrovial started trading on Nasdaq.
- On June 11, Ferrovial sold a 5% stake in IRB Infrastructure Developers for EUR 211 million at a capital gain (pre-tax) of EUR 133 million.
- On June 14, new agreement to sell a pro rata portion of shares in FGP Topco (HAH) for GBP1.7bn. Ferrovial will retain a 5.25% stake.
- On June 28, Ferrovial completed the sale of 24.78% stake in Serveo to Portobello Capital for EUR 55 million at a capital gain of EUR 33 million.
- On July 25, following the expiry of the period to exercise the tag-along and pre-emption rights, no FGP Topco shareholder has exercised either its tag-along or pre-emption rights. Transaction remains subject to applicable regulatory approvals.

SUSTAINABILITY HIGHLIGHTS

- Ferrovial is **one of the first companies to join the recommendations of the Taskforce on Nature-related Financial Disclosures** (TNFD) in its commitment to the conservation of nature and ecosystems "Earlier Adopters".
- Ferrovial recognized as **one of the world's leading environmental companies by CDP** (Carbon Disclosure Project). Included in the 'A List' for Climate Change and "A List" for water.

REPORTED P&L

(EUR million)	Q2 24	Q2 23	H1 24	H1 23
Revenue	**2,388**	**2,135**	**4,267**	**3,940**
Adjusted EBITDA*	**349**	**212**	**603**	**401**
Fixed asset depreciation	-116	-106	-218	-201
Adjusted EBIT*	**233**	**106**	**385**	**200**
Disposals & impairments	166	0	166	0
Operating profit/(loss)	**399**	**106**	**551**	**200**
Financial Results	**-66**	**-51**	**-119**	**-100**
Financial Result from infrastructure projects	-107	-86	-209	-165
Financial Result from ex-infrastructure projects	41	36	90	65
Equity-accounted affiliates	71	51	114	83
Profit/(loss) before tax from continuing operations	**404**	**106**	**546**	**183**
Income tax	-67	-21	-37	-20
Net profit/(loss) from continuing operations	**337**	**86**	**509**	**163**
Net profit/(loss) from discontinued operations	**2**	**-1**	**9**	**6**
Net profit/(loss)	339	85	518	169
Net profit/(loss) attributed to non-controlling interests	-59	-26	-104	-54
Net/(loss) attributed to the parent company	**280**	**59**	**414**	**115**

REVENUE

(EUR million)	Q2 24	Q2 23	VAR.	H1 24	H1 23	VAR.	LfL growth*
Toll Roads	318	269	18.1%	595	492	20.9%	25.2%
Airports	25	23	8.9%	30	28	7.8%	9.7%
Construction	1,895	1,714	10.6%	3,371	3,159	6.7%	4.9%
Energy	61	54	13.2%	114	104	9.9%	9.9%
Others	87	74	18.0%	157	158	-0.8%	7.0%
Revenue	**2,388**	**2,135**	**11.9%**	**4,267**	**3,940**	**8.3%**	**7.5%**

ADJUSTED EBITDA*

(EUR million)	Q2 24	Q2 23	VAR.	H1 24	H1 23	VAR.	LfL growth*
Toll Roads	225	202	11.4%	428	360	19.0%	25.3%
Airports	11	8	32.4%	2	-2	186.9%	186.3%
Construction	116	15	n.s.	184	58	n.s.	194.8%
Energy	0	3	-94.8%	-4	1	n.s.	n.s.
Others	-2	-16	85.7%	-6	-16	61.2%	64.1%
Adjusted EBITDA*	**349**	**212**	**64.8%**	**603**	**401**	**50.3%**	**56.0%**

ADJUSTED EBIT*

(EUR million)	Q2 24	Q2 23	VAR.	H1 24	H1 23	VAR.	LfL growth*
Toll Roads	166	144	15.3%	313	245	28.2%	34.8%
Airports	4	2	69.6%	-6	-8	23.1%	23.2%
Construction	75	-18	n.s.	107	-4	n.s.	n.s.
Energy	-3	1	n.s.	-10	-3	-231.4%	-229.1%
Others	-9	-23	59.8%	-19	-29	33.6%	34.9%
Adjusted EBIT*	**233**	**106**	**119.8%**	**385**	**200**	**92.5%**	**101.5%**

CONSOLIDATED NET DEBT*

(EUR million)	JUN-24	DEC-23
Consolidated Net Debt of ex-infrastructure project companies*	**-35**	**-1,121**
Consolidated Net Debt of infrastructure project companies*	**7,546**	**7,100**
Toll roads	7,105	6,688
Others	441	411
Consolidated Net Debt*	**7,511**	**5,979**

TRAFFIC PERFORMANCE

	Q2 24	Q2 23	VAR.	H1 24	H1 23	VAR.
407 ETR**	701	670	4.6%	1,215	1,150	5.6%
NTE ***	10	10	-5.2%	19	19	-1.8%
LBJ ***	12	11	6.6%	23	21	7.0%
NTE 35W***	13	10	33.6%	25	18	38.7%
I-77***	11	11	1.5%	21	20	4.9%
I-66***	9	7	15.6%	16	13	16.6%
Heathrow****	21	20	5.5%	40	37	7.3%
AGS****	3	3	7.5%	5	5	7.8%
Dalaman****	2	2	12.2%	2	2	10.4%

**VKT (Vehicle kilometers travelled) ***Transactions ****Passengers

*Non-IFRS financial measure. For the definition and reconciliation of the most directly comparable IFRS measure, refer to Appendix VII - Alternative Performance Measures.

1

Toll Roads EUR 595 million EUR 428 million REVENUES ADJ. EBITDA +25.2% LfL growth* +25.3% LfL growth* 88% 10%1%1% USA SPAIN PORTUGAL HEADQUARTERS REVENUES 407 ETR (43.23%, equity-accounted) The financial information presented herein for H1 2024 is based on, and is consistent with, the unaudited consolidated financial statements of 407 ETR for H1 2024, published on July 25, 2024. TRAFFIC Q2 24 Q2 23 VAR. H1 24 H1 23 VAR. Avg trip length (km) 23.2 22.9 1.5% 22.5 22.2 1.4 % Traffic/trips (million) 30.2 29.3 3.0% 54.0 51.9 4.1 % VKTs (million) 701.0 670.3 4.6% 1,215.3 1,150.4 5.6 % Avg Revenue per trip (CAD) 14.78 13.36 10.6% 14.31 13.09 9.3 % VKT (Vehicle kilometers travelled) In Q2 2024, VKTs increased by +4.6% vs. Q2 2023, as a result of an increase in mobility and rush-hour commuting as workplaces experienced a higher percentage of on-site employees combined with an increase in rehabilitation construction activities on Highway 401. In H1 2024, VKTs was +5.6% higher compared to H1 2023, due to the same reasons as mentioned above, as well as better weather conditions resulting in fewer winter events in Q1 2024. Neutral calendar effects in both Q2 and H1: Positive impact in April (Easter in March this year vs. April in 2023) was mostly offset by the negative impact from less working days in June. VKT traffic performance vs. 2023: 7.1% 4.6% 5.6% Q1 Q2 H1 P&L (CAD million) Q2 24 Q2 23 VAR. H1 24 H1 23 VAR. Revenue 450 405 11.1% 780 700 11.4 % EBITDA 398 356 11.7% 677 598 13.1 % EBITDA margin 88.3% 87.8% 86.8% 85.4 % EBIT 373 332 12.4% 625 549 13.7 % EBIT margin 82.8% 81.8% 80.1% 78.5 % Revenue was up by +11.1% in Q2 2024, standing at CAD 450 million, and +11.4% in H1 2024, reaching CAD 780 million. • Toll revenue (94.3% of total in H1 2024): +16.4% to CAD 736 million, due to higher traffic volumes, longer trips and higher toll rates effective February 1, 2024, are offset by the camera charges, trip toll charge and other charges that remained flat. • Fee revenue (5.7% of total in H1 2024): -18.4% to CAD 45 million, due to lower late payment revenue and lower enforcement fees. • Contract revenue earned in 2023 was related to the removal of tolls for Highways 412 and 418. The contract was completed on June 1, 2023 (CAD million) Q2 24 Q2 23 VAR. H1 24 H1 23 VAR. Toll Revenue 427 367 16.2% 736 632 16.4 % Fee Revenue 23 28 -18.2% 45 55 -18.4 % Contract Revenue 0 9 n.a. 0 14 n.a. Total Revenue 450 405 11.1% 780 700 11.4 % OPEX increased in Q2 2024 by +6.8%, and was +1.3% higher than in H1 2023, due to higher customer operations costs on the back of a higher provision for lifetime expected credit loss and higher revenue. Along with higher system operations costs, due to higher consulting costs related to development of digital programs and the work to complete the Company’s enterprise resource planning and customer relationship management project that went live for the majority of customers during Q1 2024. Higher General and Administration costs, as a result of consulting and marketing costs. Offset by contract expenses in 2023 related with the removal of tolls on Highways 412 and 418. EBITDA was +11.7% higher in Q2 2024, and +13.1% in H1 2024, as a result of higher traffic volumes and revenue. Dividends: A CAD 175 million dividend was paid to shareholders in April 2024 (+16.7% higher than Q2 2023). The dividends distributed to Ferrovial were EUR 52 million in H1 2024 (EUR 44 million in H1 2023). At the July Board meeting, a CAD 225 million dividend was approved for Q3 2024 (+50.0% higher than Q3 2023). Net debt at the end of June: CAD 9,392 million (average cost of 4.23%). 55% of debt matures beyond 2038. Upcoming bond maturity dates are CAD 23 million in 2024, CAD 374 million in 2025 and CAD 385 million in 2026. 407 ETR bond maturity profile (CAD million) Senior Bonds Subordinated Bonds Junior Bonds 20 24 20 26 20 28 20 30 20 32 20 34 20 36 20 38 20 40 20 42 20 44 20 46 20 48 20 50 20 52 20 54 0 150 300 450 600 750 On April 4, 2024, 407 ETR issued CAD 250 million Senior Bonds, Series 24-A1 to repay Senior Bonds, Series 14-A1 on May 16, 2024. 407 ETR credit rating • S&P: "A" (Senior Debt), "A-" (Junior Debt) & "BBB" (Subordinated Debt), with stable outlook, reaffirmed on July 31, 2023. • DBRS: "A" (Senior Debt), "A low" (Junior Debt) and "BBB" (Subordinated Debt), with stable outlook, reaffirmed on June 21, 2024. 407 ETR Toll Rates 407 ETR implemented a new toll rate schedule on February 1st, 2024, following a four-year rate freeze since February 2020. For more information on the new toll rates, please visit 407etr.com. Schedule 22 The COVID-19 pandemic is considered a Force Majeure event under the provisions of the Concession and Ground Lease Agreement (CGLA), and therefore the 407 ETR is not subject to Schedule 22 payments until the end of the Force Majeure event. The toll rate increase by 407 ETR effective February 1, 2024, terminates the Force Majeure event, such that any Schedule 22 Payment applies for the year 2025, and would be payable to the Province in 2026. No Schedule 22 Payment applies for the year 2024. *Non-IFRS financial measure. For the definition and reconciliation of the most directly comparable IFRS measure, refer to Appendix VII - Alternative Performance Measures. MANAGEMENT REPORT JANUARY - JUNE 2024 2

MANAGEMENT REPORT JANUARY - JUNE 2024

TEXAS MANAGED LANES (USA)

NTE 1-2 (63.0%, globally consolidated)

In Q2 2024, traffic decreased by -5.2% vs. Q2 2023 due to higher intensity of the capacity improvement construction works.

In H1 2024, traffic was down -1.8% vs. H1 2023, for the same reason as mentioned above, partially offset by better weather conditions in Q1 2024.

(USD million)	Q2 24	Q2 23	VAR.	H1 24	H1 23	VAR.
Transactions (million)	9.8	10.4	-5.2%	19.0	19.4	-1.8%
Avg. revenue per transaction (USD)	7.5	7.2	4.0%	7.5	7.1	4.8%
Revenue	74	75	-1.3%	143	139	3.0%
Adjusted EBITDA*	65	67	-2.3%	126	123	2.3%
Adjusted EBITDA margin*	88.1%	88.9%		88.2%	88.8%	
Adjusted EBIT*	58	59	-1.5%	111	107	3.2%
Adjusted EBIT margin*	77.7%	77.8%		77.5%	77.4%	

The **average revenue per transaction** reached USD 7.5 in Q2 2024, (+4.0% vs Q2 2023), and USD 7.5 in H1 2024 (+4.8% vs H1 2023), positively impacted by higher toll rates.

NTE ADJUSTED EBITDA EVOLUTION (USD million)


19
41
55
67
65
81.9%
87.4%
88.5%
88.9%
88.1%
Q2 2020
Q2 2021
Q2 2022
Q2 2023
Q2 2024
ADJ. EBITDA*
ADJ. EBITDA margin*

Dividends: NTE distributed USD 85 million at 100% (EUR 50 million FER's share). In H1 2023, NTE distributed USD 93 million at 100% (EUR 54 million FER's share).

NTE net debt reached USD 1,290 million in June 2024 (USD 1,263 million in December 2023) with an average cost of 4.46% (including NTE Capacity Improvements financing).

NTE Capacity Improvements: as a result of the success of the project, these capacity improvements must be implemented earlier than initially anticipated. The construction works for the Capacity Improvement project commenced at the end of 2023, and construction started in 2024. The completion of the project is forecasted for early 2027. Ferrovial Construction and Webber will serve as the design-build contractor.

Credit rating

	PAB	Bonds
Moody's	Baa1	Baa1
FITCH	BBB	BBB

LBJ (54.6%, globally consolidated)

In Q2 2024, traffic increased by +6.6% vs. Q2 2023, due to higher mobility. Construction works still impacting traffic, but less than in previous quarters thanks to some partial completion of the tranche that connects to LBJ.

In H1 2024, traffic was higher +7.0% vs. H1 2023 for the same reason as mentioned above. In addition, traffic improved due to better weather conditions in Q1 2024.

(USD million)	Q2 24	Q2 23	VAR.	H1 24	H1 23	VAR.
Transactions (million)	12.0	11.2	6.6 %	22.5	21.0	7.0%
Avg. revenue per transaction (USD)	4.8	4.5	7.3 %	4.7	4.4	7.8%
Revenue	57	50	14.2 %	107	93	15.1%
Adjusted EBITDA*	48	42	14.7 %	89	77	15.9%
Adjusted EBITDA margin*	83.2%	82.8%		82.9%	82.4%	
Adjusted EBIT*	39	34	14.4 %	72	62	15.5%
Adjusted EBIT margin*	67.8%	67.6%		67.1%	66.9%	

The average **revenue per transaction** reached USD 4.8 in Q2 2024, (+7.3% vs Q2 2023), and USD 4.7 in H1 2024 (+7.8% vs H1 2023), positively impacted by higher toll rates.

LBJ ADJUSTED EBITDA EVOLUTION (USD million)


12
28
34
42
48
72.8%
81.0%
82.4%
82.8%
83.2%
Q2 2020
Q2 2021
Q2 2022
Q2 2023
Q2 2024
ADJ. EBITDA*
ADJ. EBITDA margin*

Dividends: LBJ distributed USD 45 million at 100% (EUR 23 million FER's share). In H1 2023, LBJ distributed USD 31 million (EUR 16 million FER's share).

LBJ net debt was USD 2,023 million in June 2024 (USD 2,018 million in December 2023) with an average cost of 4.03%.

Credit rating

	PAB	TIFIA	Bonds
Moody's	Baa2	Baa2	Baa2
FITCH	BBB	BBB	BBB

NTE 35W (53.7%, globally consolidated)

In Q2 2024, traffic increased by +33.6% vs. Q2 2023, this accelerated performance was attributed to the opening of NTE 3C to traffic in June 2023. The traffic at NTE 35W excluding Segment 3C increased by +10.4% vs. Q2 2023.

In H1 2024, NTE 35W traffic was +38.7% higher than in H1 2023, for the same reason as mentioned above. In addition, traffic improved due to better weather conditions during Q1 2024. Traffic on NTE 35W excluding Segment 3C was +13.7% higher compared to H1 2023.

(USD million)	Q2 24	Q2 23	VAR.	H1 24	H1 23	VAR.
Transactions (million)	13.0	9.7	33.6%	24.7	17.8	38.7%
Avg. revenue per transaction (USD)	6.2	5.4	15.8%	6.2	5.3	17.5%
Revenue	81	52	54.3%	153	94	62.5%
Adjusted EBITDA*	64	45	41.8%	127	79	61.1%
Adjusted EBITDA margin*	79.0%	86.0%		83.1%	83.8%	
Adjusted EBIT*	53	39	37.1%	106	66	59.7%
Adjusted EBIT margin*	65.2%	73.4%		69.3%	70.4%	

The **average revenue per transaction** reached USD 6.2 in Q2 2024, (+15.8% vs Q2 2023), and USD 6.2 in H1 2024 (+17.5% vs H1 2023), positively impacted by higher toll rates and a higher proportion of heavy vehicles.

NTE 35W ADJUSTED EBITDA EVOLUTION (USD million)


31
37
45
64
83.5%
85.7%
86.0%
79.0%
Q2 2021
Q2 2022
Q2 2023
Q2 2024
ADJ. EBITDA*
ADJ. EBITDA margin*

Adjusted EBITDA negatively affected in Q2 2024 by the accrual of USD 6.7 million of **revenue sharing** for the period Jan-Jun 2024.

Dividends: NTE35W distributed USD 73 million at 100% (EUR 36 million FER's share). In H1 2023, NTE35W dividends for first time with an extraordinary dividend of USD 435 million at 100% (EUR 216 million FER's share).

NTE 35W net debt reached USD 1,638 million in June 2024 (USD 1,624 million in December 2023) with an average cost of 4.78%, including NTE 3C.

Credit rating

	PAB	TIFIA
Moody's	Baa1	Baa1
FITCH	BBB+	BBB+

*Non-IFRS financial measure. For the definition and reconciliation of the most directly comparable IFRS measure, refer to Appendix VII - Alternative Performance Measures.

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MANAGEMENT REPORT JANUARY - JUNE 2024

I-77 (72.2%, globally consolidated)

In Q2 2024, traffic +1.5% vs. Q2 2023, impacted by summer seasonality and less leisure and weekend traffic.

In H1 2024, traffic was up +4.9% vs. H1 2023, showing a strong performance due to better weather conditions in Q1 2024, offset by the above explanation.

(USD million)	Q2 24	Q2 23	VAR.	H1 24	H1 23	VAR.
Transactions (million)	11.1	10.9	1.5%	20.6	19.6	4.9%
Avg. revenue per transaction (USD)	2.5	2.2	11.4%	2.4	2.1	12.7%
Revenue	28	25	12.8%	50	43	18.0%
Adjusted EBITDA*	16	18	-8.5%	32	31	4.9%
Adjusted EBITDA margin*	59.6%	73.5%		63.7%	71.7%	
Adjusted EBIT*	13	16	-16.6%	26	26	-2.1%
Adjusted EBIT margin*	47.4%	64.1%		50.8%	61.3%	

The average **revenue per transaction** reached USD 2.5 in Q2 2024, +11.4% higher compared to Q2 2023, and USD 2.4 in H1 2024 (+12.7% vs H1 2023), positively impacted by higher toll rates.

I-77 ADJUSTED EBITDA EVOLUTION (USD million)


9
18
16
59.4%
73.5%
59.6%
Q2 2022
Q2 2023
Q2 2024
ADJ. EBITDA*
ADJ. EBITDA margin*

Adjusted EBITDA negatively affected in Q2 2024 by the accrual of USD 2.4 million of **revenue sharing** for the period Jan-Jun 2024, and USD 1.7 million advisory fees for the **refinancing process** (USD 0.4 million in Q1 2024 and USD 1.3 million in Q2 2024).

Dividends: I-77 distributed dividends for first time with an extraordinary dividend in June amounting to USD 268 million at 100% (EUR 179 million FER's share).

I-77 net debt was USD 445 million in June 2024 (USD 202 million in December 2023) with an average cost of 6.24%.

On April 25, I-77 completed the issuance of USD 371 million of senior secured notes, which proceeds were used mainly to refinance TIFIA increasing the average life of the outstanding debt. The cost of the new debt is 6.57% yield to maturity.

Credit rating

	PAB	USPP NOTES
FITCH	BBB	BBB
DBRS	BBB	BBB

I-66 (55.7%, globally consolidated)

In Q2 2024, traffic increased by +15.6% vs. Q2 2023, and H1 2024, was +16.6% higher than in H1 2023, with steady traffic ramp up.

(USD million)	Q2 24	Q2 23	VAR.	H1 24	H1 23	VAR.
Transactions (million)	8.5	7.4	15.6%	15.6	13.4	16.6%
Avg. revenue per transaction (USD)	7.1	5.3	34.5%	6.9	4.8	42.5%
Revenue	62	40	54.6%	111	67	65.5%
Adjusted EBITDA*	51	32	58.7%	88	50	75.7%
Adjusted EBITDA margin*	81.3%	79.2%		79.5%	74.9%	
Adjusted EBIT*	32	10	220.8%	53	6	n.s.
Adjusted EBIT margin*	51.2%	24.7%		47.7%	9.1%	

The average **revenue per transaction** reached USD 7.1 in Q2 2024, +34.5% higher compared to Q2 2023, and USD 6.9 in H1 2024 (42.5% vs H1 2023) impacted by higher toll rates and also helped by more heavy traffic weight.

I-66 net debt reached USD 1,622 million in June 2024 (USD 1,622 million in December 2023) with an average cost of 3.57%.

Credit rating

	PAB	TIFIA
Moody's	Baa3	Baa3
FITCH	BBB	BBB

IRB (24.86%, equity-accounted)

Based on Indian legislation, the latest available information corresponds to the closing of IRB's last fiscal year, which runs from April to March. Consequently, Ferrovial's interim consolidated financial statements only includes the company's last quarter contribution (January to March, three months).

In March 2024, IRB raised USD 540 million in Senior Secured US Notes after the refinancing process.

In Q2 2024, Ferrovial completed the transaction agreed in March to acquire a 24% stake in IRB Infrastructure Trust for EUR 652 million. The remaining investment to reach a total of EUR 740 million is due to fund outstanding equity commitments in projects.

In Q2 2024, Ferrovial also sold a 5% stake in IRB Infrastructure Developers for EUR 211 million. The shares in IRB were sold at an average price of 63.60 rupees, resulting in a capital gain before taxes of EUR 133 million. Ferrovial will continue to be the second-largest shareholder, with a 19.9% stake. It will maintain the same representation on the Board of Directors.

OTHER TOLL ROADS

On April 4, 2024, Anillo Vial Periferico consortium, comprising Ferrovial, Acciona and Sacyr, was selected to develop the Peripheral Ring Road in Lima (Peru) under a concession format with an investment of USD 3.4 billion. This amount includes contributions from public funds by the Administration. Ferrovial, through Cintra, owns 35% of the consortium, while Sacyr and Acciona own 32.5% each. This project comprises the design, financing, construction, management and maintenance of a 34.8 kilometer urban toll road. The equity expected to be injected by Ferrovial is approximately USD140-210 million.

ASSETS UNDER DEVELOPMENT

(EUR million)	INVESTED CAPITAL	PENDING COMMITTED CAPITAL	NET DEBT 100%	CINTRA SHARE
Equity Consolidated				
Financial Assets	**59**	**27**	**1,466**	
Ruta del Cacao	59	0	163	30.0 %
Silvertown Tunnel	0	27	1,302	22.5 %

- **Ruta del Cacao (Colombia):** 152 km, out of which 81 km are new toll road, including the construction of 16 bridges, 2 viaducts & 2 tunnels with a combined length of 6km. This is a 25-year concession. Design and construction works are 98.4% complete on an earned value basis as of June 30, 2024.
- **Silvertown tunnel (London, UK)**: an availability payment project with a concession term of 25 years. A 1.4 km twin bore road tunnel which will be built under the River Thames. The works are expected to be completed in 2025. Design and construction works are 92.9% completed as of June 30, 2024.

TENDERS PENDING

Ferrovial keeps focused on the USA as main market, and the Group continues to pay close attention to private initiatives:

- On May 7, Ferrovial submitted its offer to SR-400 Managed Lanes project in Atlanta (Georgia). The outcome is expected in Q3 2024. Also in Georgia other projects are expected to come such as I-285.
- Actively following several projects in other states (Virginia, Tennessee and North Carolina). These projects have different degrees of development and are expected to come to market in the coming months. Some of them include Managed Lanes schemes.

Apart from the USA, Cintra is active in other geographies where selective investments could be pursued.

*Non-IFRS financial measure. For the definition and reconciliation of the most directly comparable IFRS measure, refer to Appendix VII - Alternative Performance Measures.

4

MANAGEMENT REPORT JANUARY - JUNE 2024

Airports

HEATHROW (25%, equity-accounted) – UK

The financial information presented herein for H1 2024 is based on, and is consistent with, the unaudited consolidated financial statements of Heathrow (SP) for H1 2024, published on July 24, 2024.

TRAFFIC

Million passengers	Q2 24	Q2 23	VAR.	H1 24	H1 23	VAR.
UK	1.2	1.1	6.4%	2.3	2.1	9.5%
Rest of Europe	8.7	8.1	7.7%	15.9	14.7	8.2%
Intercontinental	11.4	11.0	3.9%	21.6	20.3	6.6%
Total	**21.3**	**20.2**	**5.5%**	**39.8**	**37.1**	**7.3%**

Heathrow welcomed 21.3 million passengers in Q2 2024 (+5.5% vs. Q2 2023). The summer season kicked off, and in June, Heathrow experienced record passenger numbers. The increase in passenger traffic is driven by a significant increase in passenger ATMs compared to last year and some small load factor increases. Almost all markets exceed 2023's numbers, with double-digit growth for Asia Pacific, mainly driven by China and Japan. Africa saw fewer passengers, largely due to a smaller number of movements. The normalization of belly hold capacity has led to increased cargo tonnage. **Heathrow brought 39.8 million passengers in H1 2024, more than ever before (+7.3% vs. H1 2023).**

P&L HEATHROW SP

(GBP million)	Q2 24	Q2 23	VAR.	H1 24	H1 23	VAR.
Revenue	884	928	-4.7%	1,692	1,742	-2.9%
Adjusted EBITDA	508	584	-12.8%	951	1,070	-11.1%
Adjusted EBITDA margin	57.5%	62.9%		56.2%	61.4%	

Revenue: -2.9% in H1 2024 to GBP 1,692 million.

- **Aeronautical:** -7.9% vs. H1 2023. The decrease is driven by lower H7 charges set by the CAA, partially offset by higher passenger numbers.
- **Retail:** +11.8% vs. H1 2023, which includes retail concessions, car parking, and other surface access, has increased, driven by the higher number of departing passengers.
- **Other revenue:** +1.5% vs. H1 2023, due to higher Other regulated charges from higher passenger numbers offset by the maturity of Elizabeth Line impacting Heathrow Express revenues.

Contribution to H1 Revenue:


63%
21%
16%
Aeronautical
Retail
Other

Adjusted operating costs (ex-depreciation & amortization and exceptional items): +10.3% to GBP 741 million (H1 2023: GBP 672 million). Employment costs, which include overtime, recruitment and training, have increased due to inflation and additional colleagues being needed to accommodate the higher demand. The rise in operational is mainly due to inflation and higher demand and Passenger-Requiring Support resourcing, offset by lower Measures, Targets, and Incentives rebates. The increase in maintenance costs is largely attributed to inflation and terminal cleaning and maintenance efforts across terminal, air side, and baggage areas to ensure a safe and well-maintained environment for passengers and colleagues Finally, tight cost controls and stable energy prices have resulted in stable Utilities and Other costs.

Adjusted EBITDA decreased -11.1% to GBP 951 million, vs. GBP 1,070 million in H1 2023 resulting in an adjusted EBITDA margin of 56.2% (H1 2023: 61.4%).

HAH net debt: the average cost of Heathrow's external debt at FGP Topco, HAH's parent company, was 6.4% as of 30 June 2024 (31 December 2023: 8.7%).

(GBP million)	H1 24	H1 23	VAR.
Loan Facility (ADI Finance 2)	75	75	0.0%
Subordinated	2,177	2,028	7.4%
Securitized Group	15,447	16,517	-6.5%
Cash & adjustments	-2,007	-2,418	-17.0%
Total	**15,693**	**16,203**	**-3.1%**

The table above relates to FGP Topco, HAH's parent company.

Regulatory Asset Base (RAB): on June 30, 2024, the RAB reached GBP 20,233 million (GBP 19,804 million in December 2023).

Outlook

The 2024 outlook was updated with the guidance published in June's Investor Report. For 2024, Heathrow is forecasting passenger traffic of 82.8 million, above Q1 results guidance. This updated traffic forecast reflects the improved economic outlook and a strong passenger demand. Given the higher traffic outlook, Adjusted EBITDA is forecast to be GBP 1,942 million.

Key regulatory developments

Heathrow has recently responded to two key CAA consultations:

- Consultation on H7 Final Issues, which deals with the matters that were remitted to the CAA by the CMA through its October 2023 Final Determination of the appeals of the H7 Final Decision on price control (FD), as well as the matters the CAA was not able to resolve prior to making the March 2023 FD. The CAA issued their decision in July, maintaining the proposals set out in March 2024.
- Consultation on Setting future price controls – review of approach, followed by the DfT independent review of the CAA published in 2023, where there was a recommendation that the regulator should review the process, governance and 'mechanics' for conducting economic regulation. Heathrow's response has outlined where improvements in approach, guidance and decision-making are needed, and it expects this can help inform improvements to the next price control (H8) and future cycles. The CAA has not confirmed a publication date, but Heathrow expects the CAA to issue their responses during Summer.

Additionally, Heathrow is also engaged in the Outcome Based Regulation (OBR) mid-term review process. The OBR framework was introduced in H7 to replace the previous service quality rebate and bonus framework for airport service quality. The CAA started the mid-term review in Q2 2024, which is expected to finish in Q3-Q4.

Sale of Ferrovial stake in Heathrow

On June 14, 2024, Ferrovial announced that Ardian and PIF had made a revised offer to acquire shares representing 37.62% of the share capital of FGP Topco for GBP 3.3 billion, Ferrovial's share (19.75%) for GBP 1.7 billion. The offer has been accepted by Ferrovial and certain of the Tagging Shareholders, and, as a result, an agreement has been entered into pursuant to which Ferrovial and certain Tagging Shareholders will sell a pro rata portion of their shares in FGP Topco such that Ferrovial will retain 5.25% of the issued share capital of FGP Topco. Following the sale, Ferrovial will, together, hold shares representing 10% of the issued share capital of FGP Topco. Ardian and PIF will hold shares representing c. 22.6% and c.15.0%, respectively, through separate vehicles.

On July 25, following the expiry of the period to exercise the tag-along and pre-emption rights, no FGP Topco shareholder has exercised either its tag-along or pre-emption rights. The Transaction remains subject to applicable regulatory approvals and, consequently, there remains no certainty that the Transaction will complete.

For this reason, Heathrow has been classified as held for sale at June 2024 closing (Note 1.3. to the Interim Consolidated Financial Statements).

5

MANAGEMENT REPORT JANUARY - JUNE 2024

AGS (50%, equity-accounted) – UK

Traffic: number of passengers reached 3.1 million in Q2 2024, +7.5% vs. Q2 2023 as traffic recovery continues throughout the three airports. However, traffic was negatively impacted by the reduction of Logan Air flights since May.

In H1 2024, traffic reached 5.2 million passengers, +7.8% higher compared to H1 2023.

Million passengers	Q2 24	Q2 23	VAR.	H1 24	H1 23	VAR.
Glasgow	2.3	2.1	8.8%	3.7	3.4	9.7%
Aberdeen	0.6	0.6	0.8%	1.1	1.1	0.6%
Southampton	0.2	0.2	13.9%	0.4	0.4	12.9%
Total AGS	**3.1**	**2.9**	**7.5%**	**5.2**	**4.9**	**7.8%**

Revenue increased in Q2 2024 by +13.6% vs Q2 2023 driven by a combination of the increase in passenger numbers and higher yields. H1 2024 was +13.9% higher compared to H1 2023, as mentioned above.

Adjusted EBITDA in Q2 2024 increased by +18.4% vs Q2 2023, reaching GBP 24 million. H1 2024 reached GBP 34 million, performing strongly +24.3% compared to H1 2023 .

(GBP million)	Q2 24	Q2 23	VAR.	H1 24	H1 23	VAR.
AGS Revenue	**59**	**52**	**13.6%**	**101**	**89**	**13.9%**
Glasgow	40	35	14.7%	65	56	15.9%
Aberdeen	14	13	9.8%	27	25	8.8%
Southampton	5	4	16.2%	9	8	15.4%
AGS Adjusted EBITDA*	**24**	**21**	**18.4%**	**34**	**28**	**24.3%**
Glasgow	20	17	18.0%	28	23	24.3%
Aberdeen	5	4	14.3%	8	7	12.5%
Southampton	0	-1	-21.8%	-1	-2	-21.4%
AGS Adjusted EBITDA margin*	**41.5%**	**39.8%**		**34.1%**	**31.2%**	
Glasgow	50.6%	49.1%		43.0%	40.1%	
Aberdeen	33.5%	32.2%		29.0%	28.0%	
Southampton	-9.3%	-13.8%		-16.3%	-23.9%	

Cash amounted to GBP 12 million as of June 30, 2024 (GBP 65 million as of December 31, 2023).

AGS net debt stood at GBP 635 million as of June 30, 2024 (GBP 693 million as of December 31, 2023).

Refinancing of AGS' Debt Facility: The new facility comprises a GBP 646.4 million term loan, a GBP 50 million capital expenditure facility, and a GBP 15 million revolving credit facility. The facility has a 5-year tenor, with interest being calculated by reference to SONIA plus an additional margin.

The former outstanding debt under the debt facility was repaid using a combination of the proceeds of the new term loan under the refinancing agreement, a GBP 80 million equity injection (GBP 40 million corresponding to Ferrovial's share already contributed), and AGS' cash. Ferrovial's contribution was funded by means of a shareholder loan.

Dalaman (60%, globally consolidated) – Turkey

Traffic: the airport recorded 2.0 million passengers in H1 2024, +10.4% higher than in H1 2023, driven by several airlines' increased capacity and new routes to the UK and other European countries, as well as higher traffic in the domestic market. The increase in traffic started in Q2 (+12.2% vs Q2 2023), as the peak season began in mid-March.

(EUR million)	Q2 24	Q2 23	VAR.	H1 24	H1 23	VAR.
Traffic	1.7	1.5	12.2%	2.0	1.8	10.4%
Revenue	23	21	8.8%	26	24	9.2%
Adjusted EBITDA*	20	16	20.1%	18	15	20.8%
Adjusted EBITDA margin*	84.1%	76.2%		69.7%	63.0%	
Adjusted EBIT*	13	11	22.1%	10	9	21.5%
Adjusted EBIT margin*	55.6%	49.5%		40.2%	36.2%	

Revenue in Q2 2024 reached EUR 23 million (+8.8% vs Q2 2023). H1 2024 stood at EUR 26 million (+9.2% vs H1 2023), boosted by the higher passenger volumes coupled with better aero and non-aero performance, mainly duty free on the back of the opening of the new lay-out.

Adjusted EBITDA in Q2 2024 stood at EUR 20 million (+20.1%) and H1 2024 reached EUR 18 million (+20.8%).

Cash amounted to EUR 20 million as of June 30, 2024 (EUR 18 million as of December 31, 2023).

Dalaman net debt stood at EUR 90 million as of June 30, 2024 (EUR 96 million as of December 31, 2023).

NTO at JFK (49%, equity-accounted) – USA

As of June 30, 2024, Ferrovial has contributed USD 481 million of equity to the NTO (New Terminal One). Ferrovial's total equity commitment for the project is USD 1,142 million.

The development of the project currently progresses within expectations. The main milestones achieved in Q2 2024 were the bow-tie closure, the first escalator installed and the baggage handling system installation commenced, along with the roof curtain wall started ahead of schedule in Q1 2024.The terminal is expected to be operational in 2026, with the concession contract ending in 2060.

NTO has signed long-term agreements with eight airlines, including EVA Air, Air Serbia an SAS, signed in H1 2024. Additionally, advanced discussions are currently ongoing with a group of leading international carriers.

In Q2 2024, NTO issued USD 2.55bn in green bonds, the largest issuance of tax-exempt airport debt ever completed, and all-in interest cost of 4.65% a weighed average maturity of 30 years.

(EUR million)	INVESTED CAPITAL	PENDING COMMITTED CAPITAL	NET DEBT 100%	FERROVIAL SHARE
NTO	446	617	1,890	49 %

*Non-IFRS financial measure. For the definition and reconciliation of the most directly comparable IFRS measure, refer to Appendix VII - Alternative Performance Measures.

6

MANAGEMENT REPORT JANUARY - JUNE 2024

Construction

Revenue	EUR 3,371 million	+4.9%	LfL growth*
Adjusted EBIT*	EUR 107 million	3.2%	Adjusted EBIT* margin

Revenue increased by 4.9% LfL with North America revenue representing 33% and Poland 26%. For comparable purposes, 2023 figures have been restated excluding the Energy Solutions activity as it has been integrated within the Energy division since January 2024 (H1 2023: EUR 100 million of revenue and EUR 1 million of Adjusted EBIT).

In H1 2024, Construction **adjusted EBIT** stood at EUR 107 million reaching 3.2% adjusted EBIT margin (-0.1% in H1 2023). Details by subdivision:

- **Budimex:** Revenue decreased by -6.5% LfL mainly due the completion of some contracts from the Building activity, though partially compensated by some growth in Civil Works. Adjusted EBIT margin reached 7.3% in H1 2024 improving vs. 6.0% in H1 2023, continuing with the good evolution shown since H1 2023, favored by the agreements for price revision indexations in public contracts for Roads and Railways.
- **Webber**: Revenue increased by +18.9% LfL mainly Civil Works activities on the back of numerous awards in 2023. Adjusted EBIT margin remained consistent at 2.8% compared to 2.9% in H1 2023.
- **Ferrovial Construction:** Revenue increased by +6.8% LfL mainly in Canada and United Kingdom, that offset the completion of large contracts in North America (I-66 in Virginia, I-285 in Georgia or NTE 3C in Dallas). Adjusted EBIT stood at EUR 19 million (EUR -78 million in H1 2023) showing an improvement compared to previous quarters, mainly due to the absence of losses in the completion works in large projects in the US, as well as generalized improvements in almost all geographies in the final phases or by performance improvements once the projects are leaving their initial phases behind.

H1 2024 Order book & LfL change vs December 2023:


(EUR million)
LfL growth*
-3.8%
+13.6%
+9.8%
7,409
3,775
4,790
F. Construction
Budimex
Webber

The **order book at peak levels**, stood at EUR 15,974 million (+3.8% LfL compared to December 2023). The Civil Works segment remains the largest segment (69%) and continues to adopt highly selective criteria when participating in tenders.

The percentage of the construction order book (excluding Webber and Budimex) from projects with Ferrovial reached 7% in June 2024 (8% in December 2023).

The order book figure, at June 2024, does not include pre-awarded contracts or contracts pending commercial or financial agreement, which amount to c.EUR 2,325 million, mostly contracts from Budimex, Webber and Peru (Lima's Peripheral Ring Road in Peru).

P&L DETAILS (EUR million)

CONSTRUCTION	Q2 24	Q2 23	VAR.	H1 24	H1 23	VAR.	LfL growth*
Revenue	1,895	1,714	10.6%	3,371	3,159	6.7%	4.9%
Adjusted EBITDA*	116	15	n.s.	184	58	218.9%	194.8%
Adjusted EBITDA margin*	6.1%	0.9%		5.5%	1.8%		
Adjusted EBIT*	75	-18	n.s.	107	-4	n.s.	n.s.
Adjusted EBIT margin*	4.0%	-1.1%		3.2%	-0.1%		
Order book*/**				15,974	15,179	5.2%	3.8%

BUDIMEX	Q2 24	Q2 23	VAR.	H1 24	H1 23	VAR.	LfL growth*
Revenue	557	523	6.5%	936	935	0.1%	-6.5%
Adjusted EBITDA*	50	44	14.4%	86	73	18.1%	9.6%
Adjusted EBITDA margin*	9.0%	8.4%		9.2%	7.8%		
Adjusted EBIT*	41	35	16.1%	68	56	21.3%	12.3%
Adjusted EBIT margin*	7.4%	6.8%		7.3%	6.0%		
Order book*/**				3,775	3,301	14.4%	13.6%

WEBBER	Q2 24	Q2 23	VAR.	H1 24	H1 23	VAR.	LfL growth*
Revenue	392	315	24.3%	708	596	18.9%	18.9%
Adjusted EBITDA*	26	21	21.0%	45	37	22.7%	22.7%
Adjusted EBITDA margin*	6.5%	6.7%		6.3%	6.1%		
Adjusted EBIT*	12	12	2.4%	20	17	14.5%	14.5%
Adjusted EBIT margin*	3.1%	3.7%		2.8%	2.9%		
Order book*/**				4,790	4,233	13.2%	9.8%

F. CONSTRUCTION	Q2 24	Q2 23	VAR.	H1 24	H1 23	VAR.	LfL growth*
Revenue	947	876	8.1%	1,727	1,628	6.1%	6.8%
Adjusted EBITDA*	40	-50	179.7%	53	-52	201.5%	n.s.
Adjusted EBITDA margin*	4.2%	-5.7%		3.1%	-3.2%		
Adjusted EBIT*	22	-65	134.1%	19	-78	124.0%	n.s.
Adjusted EBIT margin*	2.4%	-7.5%		1.1%	-4.8%		
Order book*/**				7,409	7,646	-3.1%	-3.8%

*Non-IFRS financial measure. For the definition and reconciliation of the most directly comparable IFRS measure, refer to Appendix VII - Alternative Performance Measures.

**Order book vs. December 2023. Order book from Dec 2023 differs from the one reported in 2023 as Energy Solutions order book is included in the Energy division order book from 2023 onwards.

7

MANAGEMENT REPORT JANUARY - JUNE 2024

Consolidated P&L

(EUR million)	Q2 24	Q2 23	H1 24	H1 23
Revenue	**2,388**	**2,135**	**4,267**	**3,940**
Adjusted EBITDA*	**349**	**212**	**603**	**401**
Fixed asset depreciation	-116	-106	-218	-201
Adjusted EBIT*	**233**	**106**	**385**	**200**
Disposals & impairments	166	0	166	0
Operating profit/(loss)	**399**	**106**	**551**	**200**
Financial Results	**-66**	**-51**	**-119**	**-100**
Financial Result from infrastructure projects	-107	-86	-209	-165
Financial Result from ex-infrastructure projects	41	36	90	65
Equity-accounted affiliates	71	51	114	83
Profit/(loss) before tax from continuing operations	**404**	**106**	**546**	**183**
Income tax	-67	-21	-37	-20
Net profit/(loss) from continuing operations	**337**	**86**	**509**	**163**
Net profit/(loss) from discontinued operations	**2**	**-1**	**9**	**6**
Net profit/(loss)	339	85	518	169
Net profit/(loss) attributed to non-controlling interests	-59	-26	-104	-54
Net/(loss) attributed to the parent company	**280**	**59**	**414**	**115**

Revenue at EUR 4,267 million (+7.5% LfL growth) on the back of higher Toll Roads revenues (+25.2% LfL growth) and higher contribution from Construction in Q2 (+10.6% vs. Q2 2023).

Adjusted EBITDA reached EUR 603 million (+56.0% LfL growth) showing higher contribution from Toll Roads (25.3% LfL growth), particularly US Toll Roads with adjusted EBITDA of EUR 427 million (+28.5% vs H1 2023). In Q2, Adj. EBITDA reached EUR 349 million (+64.8% vs. Q2 2023) supported by the strong performance in Construction (EUR 116 million in Q2 2024 vs. EUR 15 million in Q2 2023).

Depreciation:+8.3% to EUR -218 million, largely from Construction.

Disposals and impairments at EUR 166 million related to the capital gains of the 5% stake sale in IRB Infrastructures Developers (EUR 133 million) and the sale of the 24.78% stake in Serveo (EUR 33 million).

Financial result: higher financial expenses on the back of higher financial expenses from infrastructure projects.

- **Infrastructure projects:** EUR -209 million (EUR -165 million in H1 2023). The increase was mainly related to the opening of NTE3C (NTE35W), as financial expenses are no longer capitalized since the entry into operation in June 2023.
- **Ex-infrastructure projects:** EUR 90 million of financial income in of financial income mainly from cash remuneration in PLN, USD and CAD (EUR 64 million in H1 2023).

Equity-accounted affiliates reached EUR 114 million after tax (EUR 83 million in H1 2023). The change vs H1 2023 is mostly related to 407 ETR, due to the solid traffic recovery. The considerable losses posted in 2019 and 2020 in airports reduced the investment in AGS to zero, as prior-years losses exceeded the amount of investment, there being no commitments to inject additional funds (IAS 28). Therefore, there is no equity accounted contribution in H1 2024 and H1 2023.

(EUR million)	Q2 24	Q2 23	VAR.	H1 24	H1 23	VAR.
Toll Roads	66	48	35.9%	106	73	45.1%
407 ETR	51	42	21.2%	83	69	21.3%
IRB	5	3	45.6%	5	3	45.6%
Others	9	2	274.4%	18	1	n.s.
Airports	2	2	-0.6%	4	6	-26.5%
AGS	0	0	n.s.	0	0	n.s.
Others	2	2	-0.6%	4	6	-26.5%
Construction	0	0	n.s.	0	0	n.s.
Others	3	0	n.s.	3	3	-2.3%
Total	**70**	**51**	**38.7%**	**114**	**83**	**37.5%**

REVENUE

(EUR million)	Q2 24	Q2 23	VAR.	H1 24	H1 23	VAR.	LfL growth*
Toll Roads	318	269	18.1%	595	492	20.9%	25.2%
Airports	25	23	8.9%	30	28	7.8%	9.7%
Construction	1,895	1,714	10.6%	3,371	3,159	6.7%	4.9%
Energy	61	54	13.2%	114	104	9.9%	9.9%
Others	87	74	18.0%	157	158	-0.8%	7.0%
Revenue	**2,388**	**2,135**	**11.9%**	**4,267**	**3,940**	**8.3%**	**7.5%**

ADJUSTED EBITDA*

(EUR million)	Q2 24	Q2 23	VAR.	H1 24	H1 23	VAR.	LfL growth*
Toll Roads	225	202	11.4%	428	360	19.0%	25.3%
Airports	11	8	32.4%	2	-2	186.9%	186.3%
Construction	116	15	n.s.	184	58	n.s.	194.8%
Energy	0	3	-94.8%	-4	1	n.s.	n.s.
Others	-2	-16	85.7%	-6	-16	61.2%	64.1%
Adjusted EBITDA*	**349**	**212**	**64.8%**	**603**	**401**	**50.3%**	**56.0%**

ADJUSTED EBIT*

(EUR million)	Q2 24	Q2 23	VAR.	H1 24	H1 23	VAR.	LfL growth*
Toll Roads	166	144	15.3%	313	245	28.2%	34.8%
Airports	4	2	69.6%	-6	-8	23.1%	23.2%
Construction	75	-18	n.s.	107	-4	n.s.	n.s.
Energy	-3	1	n.s.	-10	-3	-231.4%	-229.1%
Others	-9	-23	59.8%	-19	-29	33.6%	34.9%
Adjusted EBIT*	**233**	**106**	**119.8%**	**385**	**200**	**92.5%**	**101.5%**

Corporate income tax: the corporate tax expense for H1 2024 was EUR -37 million (vs EUR -20 million in H1 2023). There are several effects that impact H1 2024 corporate tax expense, among which the following stand out:

- Equity-accounted companies' profit must be excluded, as it is already net of tax (EUR 114 million).
- Consolidation tax adjustments without tax impact (EUR-71 million), mainly due to US concessional assets.
- Losses and tax credits that, following accounting prudence criteria, do not imply the recognition of the full tax credits for future years and use of non-recognized previous years tax losses (EUR -29mn).
- Non-taxable capital gains (EUR -30 million).

Excluding the aforementioned adjustments in the tax result, adjusting for the impact from previous years regularization and withholding (EUR 37 million), the resulting effective corporate income tax rate is 19%.

Net income from continuing operations stood at EUR 509 million in H1 202 4 (EUR 163 million in H1 2023).

Net income from discontinued operations stood at EUR 9 million related to the update of the indemnities and earn-outs following the divestment of the Services Business in Spain and Portugal and other adjustments related to Amey divestment in the UK.

Net income attributed to the parent company reached EUR 414 million in H1 2024 (EUR 115 million in H1 2023).

Related Party Transactions: The information on related party transaction is included in the note 13 of the Interim Consolidated Financial Statements.

*Non-IFRS financial measure. For the definition and reconciliation of the most directly comparable IFRS measure, refer to Appendix VII - Alternative Performance Measures.

8

Consolidated Statements of Financial Position (EUR million) JUN-24 DEC-23 (EUR million) JUN-24 DEC-23 NON-CURRENT ASSETS 20,288 19,328 EQUITY 5,774 5,879 Goodwill 486 475 Equity attributable to shareholders 3,761 3,766 Intangible assets 136 122 Equity attributable to non-controlling interests 2,013 2,113 Fixed assets in infrastructure projects 13,839 13,495 Intangible asset model 13,679 13,333 Financial asset model 160 162 Investment property 0 0 NON-CURRENT LIABILITIES 14,066 14,664 Property, plant and equipment 607 594 Deferred Income 1,357 1,334 Right-of-use assets 218 196 Employee benefit plans 3 3 Investments in associates 2,803 2,038 Long-term provisions 313 268 Non-current financial assets 983 1,148 Long-term lease liabilities 118 141 Loans granted to associates 343 262 Borrowings 9,889 10,423 Non-current restricted cash 530 628 Debentures and borrowings of infrastructure project companies 8,054 7,852 Other non-current receivables 110 258 Debentures and borrowings of ex-infrastructure project companies 1,835 2,571 Deferred tax assets 991 1,006 Other payables 1,290 1,310 Long-term financial derivatives at fair value 225 254 Deferred taxes 1,032 1,086 Long-term financial derivatives at fair value 64 99 CURRENT ASSETS 6,338 6,990 Inventories 479 458 CURRENT LIABILITIES 6,786 5,775 Current income tax assets 94 35 Short-term lease liabilities 105 59 Short-term trade and other receivables 2,007 1,677 Borrowings 1,800 942 Trade receivable for sales and services 1,618 1,353 Debentures and borrowings of infrastructure project companies 195 63 Other short-term receivables 389 324 Debentures and borrowings of ex-infrastructure project companies 1,605 879 Other short term financial assets 0 0 Financial derivatives at fair value 41 34 Cash and cash equivalents 3,659 4,789 Current income tax liabilities 58 83 Infrastructure project companies 214 204 Short-term trade and other payables 3,787 3,646 Restricted Cash 20 31 Trade payables 1,771 1,698 Other cash and equivalents 194 173 Advance payments from customers and work certified in advance 1,570 1,529 Ex-infrastructure project companies 3,445 4,585 Other short-term payables 446 419 Short-term financial derivatives at fair value 21 31 Short-term provisions 979 1,011 Assets held for sale 78 0 Liabilities held for sale 16 0 TOTAL ASSETS 26,626 26,318 TOTAL LIABILITIES & EQUITY 26,626 26,318 CONSOLIDATED STATEMENTS OF FINANCIAL POSITION CURRENT ASSETS EUR 6,338 million NON-CURRENT ASSETS EUR 20,288 million 76% 24% 25% 53% 22% EQUITY EUR 5,774 million NON-CURRENT LIABILITIES EUR 14,066 million CURRENT LIABILITIES EUR 6,786 million MANAGEMENT REPORT JANUARY - JUNE 2024 9

MANAGEMENT REPORT JANUARY - JUNE 2024

Consolidated Net Debt

CONSOLIDATED NET DEBT*

(EUR million)	JUN-24	DEC-23
Cash and cash equivalents from ex-infrastructure project companies	-3,445	-4,584
Short and long-term borrowings from ex-infrastructure project companies	3,440	3,449
Others from ex-infrastructure project companies**	-30	15
Consolidated Net Debt of ex-infrastructure project companies*	**-35**	**-1,121**
Cash and cash equivalents from infrastructure project companies	-213	-204
Short and long-term borrowings from infrastructure project companies	8,249	7,915
Others from infrastructure project companies***	-490	-612
Consolidated Net Debt of infrastructure project companies*	**7,546**	**7,100**
Consolidated Net Debt*	**7,511**	**5,979**

CONSOLIDATED BORROWINGS

JUN-24 (EUR million)	Ex-infrastructure project companies	Infrastructure project companies	Consolidated
Short and long-term borrowings	3,440	8,249	11,689
% fixed	92.5%	99.5%	97.5%
% variable	7.5%	0.5%	2.5%
Average rate	2.5%	4.4%	3.9%
Average maturity (years)	2	19	14

CHANGE IN CONSOLIDATED NET DEBT****

	As of June 30, 2024			
	Change in Consolidated Net Debt (1+2+3)	Ex-infrastructure project companies (1)	Infrastructure project companies (2)	Intercompany eliminations (3)
	(in million of euros)			
Cash flow from operating activities	195	41	459	-304
Cash flow from/ (used in) investing activities	-396	-438	29	14
Activity Cash Flows	-201	-397	488	-291
Cash flow from/ (used in) financing activities	-953	-763	-481	291
Effect of exchange rate on cash and cash equivalents	24	22	2	0
Change in cash and cash equivalents due to consolidation scope changes	0	0	0	0
Change in cash and cash equivalents from discontinued operations	-1	-1	0	0
Cash flows (change in cash and cash equivalents) (A)	-1,131	-1,140	9	0
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR (B)	4,789	4,584	204	0
CASH AND CASH EQUIVALENTS AT END OF HALF YEAR(C=A+B)	3,659	3,445	213	0
SHORT AND LONG-TERM BORROWINGS AND OTHER CONSOLIDATED NET DEBT COMPONENTS AT THE BEGINNING OF YEAR (D)	11,365	3,449	7,915	0
Change in short and long-term borrowings (E)	325	-9	334	0
Other changes in consolidated net debt (F)	76	-45	121	0
SHORT AND LONG-TERM BORROWINGS AND OTHER CONSOLIDATED NET DEBT COMPONENTS AT END OF HALF YEAR (G=D+E+F)	11,766	3,395	8,371	0
CONSOLIDATED NET DEBT AT BEGINNING OF YEAR (D-B)	5,979	-1,121	7,100	0
CONSOLIDATED NET DEBT AT END OF HALF YEAR (G-C)	7,511	-35	7,546	0

Consolidated Net Debt of Ex-Infrastructure project companies

CONSOLIDATED NET DEBT*

Cash and cash equivalents	**EUR -3.445 million**
Borrowings and other	**EUR 3.409 million**
Consolidated Net Debt of ex-infrastructure project companies*	**EUR -35million**

LIQUIDITY*

(EUR million)	JUN-24
Cash and cash equivalents	3,445
Undrawn credit lines	790
Others	21
Total Liquidity ex-infrastructure projects	**4,255**

DEBT MATURITIES (EUR million)

2024*	2025	2026	> 2027
801	754	791	1,067

(*) In 2024, ex-infrastructure debt includes outstanding ECP (Euro Commercial Paper), which at June 30th, 2024, had a carrying amount of EUR 484 million (3.87% average rate) and maturing in 2024.

RATING

Standard & Poor's	**BBB / stable**
Fitch Ratings	**BBB / stable**

*Non-IFRS financial measure. For the definition and reconciliation of the most directly comparable IFRS measure, refer to Appendix VII - Alternative Performance Measures.

**Others ex-infrastructure project companies includes non-current restricted cash, forwards hedging and cross currency swaps balances, intragroup position balances and other short term financial assets, as explained under section 2.1 (Consolidated Net Debt) of the Alternative Performance Measures.

***Others infrastructure project companies includes short and long term borrowings, non-current restricted cash and intragroup position balances, as explained under section 2.1 (Consolidated Net Debt) of the Alternative Performance Measures.

10

MANAGEMENT REPORT JANUARY - JUNE 2024

CHANGE IN CONSOLIDATED NET DEBT OF EX-INFRASTRUCTURE PROJECT COMPANIES (EUR million)**


CASH FLOWS **EUR -1,140 MILLION**
CASH FLOWS FROM (USED IN) OPERATING ACTIVITIES **EUR 41 MILLION**
CASH FLOWS FROM (USED IN) INVESTING ACTIVITIES **EUR -438 MILLION**
CASH FLOWS FROM (USED IN) FINANCING ACTIVITIES **EUR -743 MILLION**
4,584 CASH
3,464 DEBT & OTHERS
373
(64)
(98)
(171)
(974)
99
437
(514)
(250)
22
3,445 CASH
3,409 DEBT & OTHERS
CHANGE IN DEBT AND OTHER NET DEBT COMPONENTS **EUR 55 MILLION**
Initial Consolidated Net Debt ex-infrastructure projects as of December 2023
Dividends from projects
Construction Op. Cash Flow (ex-tax payments, ex-dividends)
Other cash flows from (used in) operating activities (ex-tax payments)
Tax payments
Cash flows from (used in) investing activities (ex-Interests received & ex-Divestments)
Interest received
Divestments
Shareholder Remuneration
Other cash flows from (used in) financing activities
Effect of exchange rate on Cash & Cash equivalents
Final Consolidated Net Debt ex-infrastructure projects as of June 2024

(**) Due to rounding, numbers may not add up precisely.

Short- and long-term borrowings and Others ex-infrastructure project companies	EUR 3,464 million	Change in short and long-term borrowings (EUR -9 million) Other Changes in Consolidated Net Debt (EUR -45 million)	EUR 3,409 million
Consolidated Net Debt of ex-infrastructure project companies	EUR -1,121 million		EUR -35 million

Ferrovial's consolidated net debt includes Budimex's consolidated net debt at 100% that reached EUR -864 million in December 2023 and EUR -607 million in June 2024.

Cash and cash equivalents at ex-infrastructure project companies stood at EUR 3,445 million in June 2024 vs. EUR 4,584 million in December 2023. Main drivers of this change were:

- **Dividends from projects** amounted to EUR 373 million, with EUR 356 million from Toll Roads. Notably, the first I-77 dividend reaching EUR 179 million, EUR 52 million from 407 ETR and EUR 108 million from Texas Managed Lanes.
- **Construction Operating Cash Flow (ex-tax payment, ex-dividends):** EUR -64 million impacted by the absence of advanced payments in H1 2024 and seasonality.
- **Tax payments** reached EUR -171 million, including EUR -97 million of withholding tax on dividends paid from Canada, along with the corporate income tax and the tax rates of subsidiaries operating in other jurisdictions.
- **Investments** stood at EUR -974 million, mainly related to the toll roads division including EUR -652 million related to the acquisition of a 24% stake in IRB Infrastructure Trust as well as the airports division including EUR -173 million of equity invested in NTO, together with EUR -47 million mainly invested in AGS to refinance its existing debt facility.
- **Divestments** reached EUR 437 million in H1 2024 (EUR -7 million in H1 2023), largely linked to the sale of a 5% stake in IRB Infrastructure Developers for EUR 211 million, along with the collection of the vendor loan granted in relation to the Amey divestment on April 5, 2024 (EUR 176 million) and the sale of 24.78% stake in Serveo (EUR 40 million).
- **Interest received and other investing activities Cash flows** reached EUR 99 million.
- **Shareholder Remuneration:** EUR -514 million, including cash dividend payment of EUR -48 million and EUR -466 million of treasury share repurchase from the share buy-back program announced on November 30, 2023 in order to catch up with the 2023 shareholder distribution target together with the share buy-back program announced on May 9, 2024.
- **Other cash flows from (used in) financing activities** stood at EUR -250 million, EUR -111 million from dividends to minorities (mainly Budimex), EUR -52 million from interest flows together with EUR -47 million from financial leases.
- **Effect of exchange rate on Cash & Cash equivalents** reached EUR 22 million.

11

MANAGEMENT REPORT JANUARY - JUNE 2024

Consolidated cash flow

H1 2024 (EUR million)	CONSOLIDATED CASH FLOW	Cash flows of ex-infrastructure project companies	Cash flows of infrastructure project companies	Intercompany eliminations
Adjusted EBITDA	603	102	501	0
Dividends from projects	68	373	0	-304
Other cash flows from (used in) operating activities	-305	-263	-42	0
Cash flows from (used in) operating activities excluding tax payments	**366**	**211**	**459**	**-304**
Tax payments	-171	-171	0	0
Cash flows from (used in) operating activities	**195**	**41**	**458**	**-304**
Investments	-1,051	-974	-90	14
Interest received and other investing activities Cash flows	218	99	119	0
Divestments	437	437	0	0
Cash flows from (used in) investing activities	**-395**	**-438**	**29**	**14**
Activity cash flows	**-200**	**-397**	**487**	**-291**
Interest paid	-234	-52	-182	0
Ferrovial shareholder remuneration	-514	-514	0	0
Scrip dividend	-48	-48	0	0
Treasury share repurchase	-466	-466	0	0
Other shareholder remuneration for subsidiary minorities	-260	-111	-441	293
Other cash flows from (used in) financing activities	56	-86	144	-2
Cash flows from (used in) financing activities	**-952**	**-763**	**-479**	**291**
Effect of exchange rate on cash and cash equivalents	**23**	**22**	**2**	**0**
Change in cash and cash equivalents due to consolidation scope changes	**-1**	**-1**	**0**	**0**
Change in cash and cash equivalents	**-1,130**	**-1,140**	**10**	**0**
Cash and cash equivalents at beginning of year	**4,789**	**4,584**	**204**	**0**
Cash and cash equivalents at end of half year	**3,659**	**3,445**	**214**	**0**

H1 2023 (EUR million)	CONSOLIDATED CASH FLOW	Cash flows of ex-infrastructure project companies	Cash flows of infrastructure project companies	Intercompany eliminations
Adjusted EBITDA	401	-16	417	0
Dividends from projects	55	342	0	-287
Other cash flows from (used in) operating activities	-108	-106	-2	0
Cash flows from (used in) operating activities excluding tax payments	**348**	**220**	**415**	**-287**
Tax payments	-66	-46	-20	0
Cash flows from (used in) operating activities	**282**	**174**	**395**	**-287**
Investments	-259	-207	-138	86
Interest received and other investing activities Cash flows	389	108	283	-2
Divestments	-7	-7	0	0
Cash flows from (used in) investing activities	**123**	**-106**	**145**	**84**
Activity cash flows	**405**	**67**	**540**	**-203**
Interest paid	-213	-54	-161	2
Ferrovial shareholder remuneration	-52	-52	0	0
Scrip dividend	0	0	0	0
Treasury share repurchase	-52	-52	0	0
Other shareholder remuneration for subsidiary minorities	-292	-51	-528	287
Other cash flows from (used in) financing activities	-424	-512	173	-86
Cash flows from (used in) financing activities	**-982**	**-669**	**-516**	**203**
Effect of exchange rate on cash and cash equivalents	**164**	**165**	**-1**	**0**
Change in cash and cash equivalents due to consolidation scope changes	**-33**	**0**	**-33**	**0**
Change in cash and cash equivalents from discontinued operations	**0**	**0**	**0**	**0**
Change in cash and cash equivalents	**-445**	**-436**	**-8**	**0**
Cash and cash equivalents at beginning of year	**5,130**	**4,962**	**168**	**0**
Cash and cash equivalents at end of half year	**4,685**	**4,526**	**159**	**0**

12

MANAGEMENT REPORT JANUARY - JUNE 2024

EX-INFRASTRUCTURE PROJECT CASH FLOWS*

Cash flows from (used in) operating and investing activities

The ex-infrastructure cash flows from (used in) operating and investing activities are as follows:

H1 2024 (EUR million)	Cash flows from (used in) operating activities	Cash flows from (used in) investing activities	Total
Toll Roads projects**	356	-454	-98
Airports projects**	1	-223	-221
Construction	-53	-39	-91
Energy	3	-37	-34
Others***	-96	216	119
Interest received and other investing activities Cash flows	0	99	99
Total excluding tax payments	**211**	**-438**	**-226**
Tax payments	-171	0	-171
Total	**41**	**-438**	**-397**

H1 2023 (EUR million)	Cash flows from (used in) operating activities	Cash flows from (used in) investing activities	Total
Toll Roads projects**	342	-79	263
Airports projects**	0	-66	-66
Construction	-12	-36	-48
Energy	-32	-12	-44
Others***	-78	-21	-99
Interest received and other investing activities Cash flows	0	108	108
Total excluding tax payments	**220**	**-106**	**114**
Tax payments	-47	0	-47
Total	**173**	**-106**	**67**

**Cash flows from operating activities in Toll Roads and Airports refers to dividends

Cash flows from (used in) operating activities

As of June 30, 2024, ex-infrastructure cash flows from (used in) operating activities totaled EUR 211 million (before tax), compared to EUR 220 million in H1 2023, on the back of higher dividends from Toll Roads (EUR 356 million) including the first dividend distribution from I-77 (EUR 179 million).

Cash flows from (used in) operating activities	H1 24	H1 23
Toll Roads projects**	356	342
Airports projects**	1	0
Construction	-53	-12
Energy	3	-32
Others***	-96	-78
Total excluding tax payments	**211**	**220**
Tax payments	-171	-47
Total	**41**	**173**

**Cash flows from operating activities in Toll Roads and Airports refers to dividends
***Others include the operating cash flow from Corporate Business, Airports, Toll Roads & Energy headquarters, along with Services business.

Breakdown of cash flow from **Construction:**

Construction (EUR million)	H1 24	H1 23
Adjusted EBITDA*	184	58
Adj. EBITDA infrastructure projects	4	3
Adj. EBITDA ex-infrastructure projects	180	55
Dividends from projects	11	0
Other Cash Flows from (used in) operating activities (ex Tax payments ex infrastructure projects)	-243	-66
Construction Ex Infrastructure Cash Flows from (used in) operating activities Ex Tax payments	**-53**	**-12**

Dividends received from projects reached EUR 373 million in H1 2024 (EUR 342 million in H1 2023).

(EUR million)	H1 24	H1 23
Toll Roads	356	342
Airports	1	0
Construction	11	0
Energy	0	0
Others	4	0
Total Dividends from projects*	**373**	**342**

Dividends from Toll Roads projects amounted to EUR 356 million in H1 2024 (EUR 342 million in H1 2023), including the first dividend distribution from I-77 (EUR 179 million).

Toll Roads Dividends (EUR million)	H1 24	H1 23
407 ETR	52	44
NTE	50	54
LBJ	23	16
NTE 35W	36	216
I-77	179	0
IRB	5	0
Irish toll roads	1	1
Portuguese toll roads	1	1
Australian toll roads	3	5
Spanish toll roads	4	3
Others	3	2
Total	**356**	**342**

Dividends from Airports projects were EUR 1 million from Doha airport maintenance contract in H1 2024 (nil in H1 2024).

Airports Dividends (EUR million)	H1 24	H1 23
HAH	0	0
AGS	0	0
FMM	1	0
Others	0	0
Total	**1**	**0**

*Non-IFRS financial measure. For the definition and reconciliation of the most directly comparable IFRS measure, refer to Appendix VII - Alternative Performance Measures.

13

MANAGEMENT REPORT JANUARY - JUNE 2024

Cash flows from (used in) investing activities

H1 2024 (EUR million)	Investments	Divestments	Cash flows from (used in) investing activities
Toll Roads	-666	211	-454
Airports	-223	0	-223
Construction	-41	2	-39
Energy	-37	0	-37
Other	-8	224	216
Interest received and other investing activities Cash flows	99	0	99
Total	-875	437	-438

H1 2023 (EUR million)	Investments	Divestments	Cash flows from (used in) investing activities
Toll Roads	-79	0	-79
Airports	-66	0	-66
Construction	-39	3	-36
Energy	-12	0	-12
Other	-10	-11	-21
Interest received and other investing activities Cash flows	108	0	108
Total	-99	-7	-106

The **cash flows from (used in) investing activities** in H1 2024 (EUR -438 million) include:

- **Investments** reached EUR -875 million in H1 2024 (EUR -99 million in H1 2023), mainly related to the toll roads division including EUR -652 million related to the acquisition of a 24% stake in IRB Infrastructure Trust as well as the airports division including EUR -173 million of equity invested in NTO, together with EUR -47 million invested in AGS to refinance its existing debt facility.
- **Divestments** reached EUR 437 million in H1 2024 (EUR -7 million in H1 2023), largely linked to the sale of a 5% stake in IRB Infrastructure Developers for EUR 211 million, along with the collection of the vendor loan granted in relation to the Amey divestment on April 5, 2024 (EUR 176 million) and the sale of 24.78% stake in Serveo (EUR 40 million).

Cash flows from (used in) financing activities

- **Interest paid** reached EUR -52 million in H1 2024 (EUR -54 million in H1 2023).
- **Ferrovial Shareholder remuneration:** EUR -514 million in H1 2024, (EUR -52 million in H1 2023), including EUR -48 million from the scrip dividend and EUR -466 million from the share buy-back program announced on November 30, 2023 in order to catch up with the 2023 shareholder distribution target together with the share buy-back program announced on May 9, 2024.
- **Other shareholder remuneration for subsidiary minorities** reached EUR -111 million, mainly related to Budimex.
- **Other cash flows from (used in) financing activities** reached EUR -86 million in H1 2024.

INFRASTRUCTURE PROJECT CASH FLOWS*

Cash flows from (used in) operating activities

As regards cash flows for companies that own infrastructure project concessions, these primarily include revenues from those companies that are currently in operation, though they also include VAT refunds and payments corresponding to projects currently in the construction phase.

The following table shows a breakdown of cash flows from (used in) operating activities from infrastructure projects.

(EUR million)	H1 24	H1 23
Toll roads	443	401
Other	17	-6
Cash flows from (used in) operating activities	459	395

Cash flows from (used in) investing activities

The following table shows a breakdown of the Cash flows from (used in) investing activities from infrastructure projects, mainly payments made in respect of capital expenditure investments over the year.

This change was primarily driven by the capital expenditures carried out in NTE on the back of the capacity improvements construction, compared to the end of works in I-66 and NTE35W in H1 2023.

(EUR million)	H1 24	H1 23
LBJ	-2	-1
NTE	-39	-3
NTE 35W**	-24	-39
I-77	-1	-1
I-66	-2	-66
Portuguese toll roads	0	-1
Spanish toll roads	-2	-2
Others	0	0
Total toll roads	-70	-113
Others	-21	-32
Total projects	-90	-144
Equity Subsidy	0	6
Interest received and other investing activities Cash flows	119	283
Cash flows from (used in) investing activities	29	145

**NTE35W includes the NTE3C segment's construction that opened to traffic in June 2023.

Cash flows from (used in) financing activities

Cash flows from (used in) financing activities includes the payment of dividends and the repayment of equity by concession-holding companies to their shareholders, along with the payments for share capital increases received by these companies. In the case of concession holders which are fully integrated within Ferrovial, these amounts represent 100% of the amounts paid out and received by the concession-holding companies, regardless of the percentage share that the Company holds in such concessions. No dividend or Shareholder Funds' repayment is included for equity-accounted companies.

The interest cash flow refers to the interest paid by the concession-holding companies, together with other fees and costs closely related to the acquisition of financing. The cash flow for these items relates to interest costs for the period, along with any other item that represents a direct change in the net debt amount for the period.

(EUR million)	H1 24	H1 23
Spanish toll roads	-22	-22
US toll roads	-146	-121
Portuguese toll roads	0	-5
Other toll roads	0	0
Total toll roads	-168	-148
Other	-14	-13
Cash flows from (used in) financing activities	-182	-161

*Non-IFRS financial measure. For the definition and reconciliation of the most directly comparable IFRS measure, refer to Appendix VII - Alternative Performance Measures.

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MANAGEMENT REPORT JANUARY - JUNE 2024

Appendix I – Shareholder remuneration

SCRIP DIVIDEND

On May 9th, 2024, Ferrovial S.E. announced an interim scrip dividend of EUR 0.3033 per Ferrovial share. The distribution will be payable in cash or shares at the election of Ferrovial's shareholders, against Ferrovial's reserves. There will be no tradeable rights in respect of the scrip dividend.

On June 19th, 2024, Ferrovial S.E. announced that the ratio for the interim scrip dividend of EUR 0.3033 per share in the share capital of Ferrovial with a nominal value of EUR 0.01 each ("Ferrovial Shares") announced on May 9th, 2024, is one (1) new Ferrovial Share for every 120.2110 existing Ferrovial Shares ("The Ratio").

The Ratio is based on the volume-weighted average price of all traded Ferrovial Shares on the Madrid, Barcelona, Bilbao, and Valencia stock exchanges (the "Spanish Stock Exchanges") on June 3, 4, and 5, 2024, of EUR 36.4600, and was calculated such that the gross EUR value of the dividend in shares will be approximately equal to the gross dividend in cash. A 78.21% of the outstanding Ferrovial shares received the dividend in the form of new Ferrovial shares.

Accordingly, pursuant to the Ratio, Ferrovial issued 4,719,782 new Ferrovial shares, resulting in Ferrovial's total issued capital increasing to EUR 7,454,081.47, representing 745,408,147 Ferrovial shares.

SHARE BUY-BACK AND AMORTIZATION OF SHARES

On 30 November 2023, the Company announced the implementation of a share buy-back program of up to 34 million shares for a maximum amount of EUR 500 million, with the purpose of cancelling the repurchased shares. The program was authorized for the period from 1 December 2023 to 1 May 2024 (both inclusive). On 30 April 2024 the Company announced the termination of this buy-back program. A total of 12,255,493 own shares were repurchased under this program, representing 1.65% of the issued share capital.

The Company held its AGM on April 11, 2024. The AGM authorized the Board, for a period of 18 months from the date of the Shareholders Meeting (up to and including 10 October 2025), to the following:

- Issue shares and grant rights to subscribe for shares (i) for general purposes and (ii) for the purposes of scrip dividends, up to a maximum of 10% and 5%, respectively, of the Company's issued share capital at the date of the AGM.
- Limit or exclude preemptive rights for shares (i) for general purposes and (ii) for the purposes of scrip dividends, up to a maximum of 10% and 5%, respectively, of the Company's issued share capital at the date of the AGM.
- Acquire shares up to a maximum of 10% of the Company's issued share capital at the date of the AGM.
- Cancel shares in a number to be determined by the Board. The cancellation may be implemented in one or more tranches.

On April 11, 2024, Ferrovial announced the implementation of a new buy-back program of the Company's own shares. The buy-back program has the following terms:

- Purpose: cancel the Ferrovial shares to be repurchased, reducing the Company's share capital.
- Maximum net investment: EUR 500 million. In no case may the number of shares to be acquired under the program will exceed 37 million shares, representing approximately 4.995% of Ferrovial's share capital as of the date of the announcement.
- Duration: 2 May 2024 to 31 December 2024 (both included).

Following the Company's Nasdaq listing, the Company's share buyback program announced on April 11, 2024 has been extended to the U.S. markets. The Company reserves the right to terminate the program prior to its expiry date if it has either acquired shares under the program for a price that reaches the maximum investment amount or acquired the maximum number of shares authorized by such termination date, or due to any other advisable circumstances.

Ferrovial held 17,527,234 treasury shares at end-June 2024. Ferrovial's issued share capital as of 21st June, 2024, was EUR 7,454,081.47 all fully subscribed and paid up. The share capital comprised 745,408,147 ordinary shares of one single class, each with a par value of one-euro cent (EUR0.01).

On June 17, 2024, Ferrovial announced that, under the terms approved by the Annual Shareholders Meeting of the Company under agenda item 9, it has resolved to cancel 13,245,104 treasury shares. As a result, the Company's issued share capital will be reduced by a nominal amount of EUR 132,451.04. Pursuant to the relevant statutory provisions, the cancellation may not be effected earlier than two months after a resolution to cancel shares is adopted and publicly announced.

Appendix II – Shareholder Structure

Ferrovial's SE substantial holdings filed with the public register of the Dutch Authority for the Financial Markets Authority (AFM - Autoriteit Financiële Markten) as of June 30, 2024:


20.6%
8.3%
4.3%
3.2%
3.6%
5.0%
10.0%
45.0%
R. del Pino Calvo-Sotelo
M. del Pino y Calvo-Sotelo
L. del Pino y Calvo-Sotelo
Bank of America Corporation
BlackRock
Lazard Asset Management
The Children's Investment Master Fund
Free Float

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MANAGEMENT REPORT JANUARY - JUNE 2024

Appendix III – Toll Roads details by asset

TOLL ROADS – GLOBAL CONSOLIDATION

(EUR million)	TRAFFIC (Million of transactions)			REVENUE			ADJ. EBITDA*			ADJ. EBITDA MARGIN*		NET DEBT	
Global consolidation	**H1 24**	**H1 23**	**VAR.**	**H1 24**	**H1 23**	**VAR.**	**H1 24**	**H1 23**	**VAR.**	**H1 24**	**H1 23**	**H1 24**	**SHARE**
NTE	19	19	-1.8%	132	128	3.0%	116	114	2.2%	88.2%	88.8%	1,205	63.0%
LBJ	23	21	7.0%	99	86	15.1%	82	71	15.9%	82.9%	82.4%	1,889	54.6%
NTE 35W**	25	18	38.7%	141	87	62.4%	117	73	61.1%	83.1%	83.8%	1,529	53.7%
I-77	21	20	4.9%	47	40	17.9%	30	28	4.8%	63.7%	71.7%	415	72.2%
I-66	16	13	16.6%	102	62	65.5%	81	46	75.6%	79.5%	74.9%	1,514	55.7%
TOTAL USA				**521**	**403**	**29.5%**	**427**	**332**	**28.5%**			**6,552**	
Autema***	17,333	17,813	-2.7%	36	35	0.2%	32	32	-0.2%	88.6%	89.0%	558	76.3%
Aravia***	38,575	37,750	2.2%	23	23	-0.6%	17	19	-12.9%	75.0%	85.5%	0	100.0%
TOTAL SPAIN				**58**	**58**	**-0.1%**	**48**	**51**	**-5.0%**			**558**	
Azores***/****		11,810			17			15			88.3%		89.2%
Via Livre				7	6	21.7%	2	1	215.9%	22.0%	8.5%	-7	84.0%
TOTAL PORTUGAL				**7**	**23**	**-67.9%**	**2**	**15**	**-89.5%**			**-7**	
TOTAL HEADQUARTERS AND OTHERS*****				**8**	**8**	**-3.2%**	**-49**	**-39**	**-26.0%**			**3**	
TOTAL TOLL ROADS				**595**	**492**	**20.9%**	**428**	**360**	**19.0%**	**72.0%**	**73.1%**	**7,105**	

*Non-IFRS financial measure. For the definition and reconciliation of the most directly comparable IFRS measure, refer to Appendix VII - Alternative Performance Measures.** NTE 35W includes NTE3C (opened to traffic at the end of June 2023).***Traffic in ADT. ****Divestment of Azores completed in December 2023.*****Revenue and Adjusted EBITDA include Headquarters and Others, while Net Debt refers only to Next Move.

TOLL ROADS – EQUITY-ACCOUNTED

(EUR million)	TRAFFIC (ADT)			REVENUE			EBITDA			CONTRIBUTION TO FERROVIAL EQUITY ACCOUNTED RESULT			NET DEBT	
Equity accounted	**H1 24**	**H1 23**	**VAR.**	**H1 24**	**H1 23**	**VAR.**	**H1 24**	**H1 23**	**VAR.**	**H1 24**	**H1 23**	**VAR.**	**H1 24**	**SHARE**
407 ETR (VKT million)	1,215	1,150	5.6%	531	481	10.5%	461	411	12.2%	83	69	21.3 %	6,409	43.2 %
M4	37,282	37,065	0.6%	19	18	5.3%	11	10	6.6%	1	0	270.2 %	37	20.0 %
M3	44,084	43,431	1.5%	7	5	42.0%	3	0	673.8%	0	0	196.1 %	8	20.0 %
A-66 Benavente Zamora				14	13	4.2%	12	11	1.6%	2	2	6.1 %	138	25.0 %
Serrano Park				4	4	0.2%	3	2	12.1%	0	0	n.s.	30	50.0 %
EMESA				97	88	10.6%	63	50	25.1%	8	4	112.4 %	180	10.0 %
IRB				278	191	45.6%	148	94	57.2%	5	3	45.6 %	1,351	24.9 %
Toowoomba				13	13	-1.6%	3	3	-0.8%	1	1	1.7 %	208	40.0 %
OSARs				3	16	-79.7%	3	2	58.5%	1	0	62.4 %	211	50.0 %
Zero ByPass (Bratislava)				21	17	23.6%	18	15	23.2%	1	0	n.s.	782	35.0 %

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MANAGEMENT REPORT JANUARY - JUNE 2024

Appendix IV – P&L of Main Infrastructure Assets

TOLL ROADS

407 ETR

(CAD million)	H1 24	H1 23	VAR.
Revenue	780	700	11.4%
EBITDA	677	598	13.1%
EBITDA margin	86.8%	85.4%	
EBIT	625	549	13.7%
EBIT margin	80.1%	78.5%	
Financial results	-206	-204	-1.3%
Profit before tax	418	346	21.0%
Corporate income tax	-111	-90	-22.9%
Net Income	308	256	20.4%
Contribution to Ferrovial equity accounted result (EUR million)	83	69	21.3%

NTE

(USD million)	H1 24	H1 23	VAR.
Revenue	143	139	3.0%
Adjusted EBITDA*	126	123	2.3%
Adjusted EBITDA margin*	88.2 %	88.8%	
Adjusted EBIT*	111	107	3.2%
Adjusted EBIT margin*	77.5 %	77.4%	
Financial results	-24	-26	4.5%
Net Income	86	82	5.7%
Contribution to Ferrovial**	50	48	5.7%

**Globally consolidated asset, contribution to net profit (EUR million). 62.97% stake.

LBJ

(USD million)	H1 24	H1 23	VAR.
Revenue	107	93	15.1%
Adjusted EBITDA*	89	77	15.9%
Adjusted EBITDA margin*	82.9 %	82.4%	
Adjusted EBIT*	72	62	15.5%
Adjusted EBIT margin*	67.1 %	66.9%	
Financial results	-41	-41	-1.8%
Net Income	30	22	41.4%
Contribution to Ferrovial**	15	11	41.3%

**Globally consolidated asset, contribution to net profit (EUR million). 54.6% stake

NTE 35W

(USD million)	H1 24	H1 23	VAR.
Revenue	153	94	62.5%
Adjusted EBITDA*	127	79	61.1%
Adjusted EBITDA margin*	83.1 %	83.8%	
Adjusted EBIT*	106	66	59.7%
Adjusted EBIT margin*	69.3 %	70.4%	
Financial results	-45	-15	-199.7%
Net Income	61	51	19.1%
Contribution to Ferrovial**	30	25	19.0%

**Globally consolidated asset, contribution to net profit (EUR million). 53.67% stake.

I-77

(USD million)	H1 24	H1 23	VAR.
Revenue	50	43	18.0%
Adjusted EBITDA*	32	31	4.9%
Adjusted EBITDA margin*	63.7 %	71.7%	
Adjusted EBIT*	26	26	-2.1%
Adjusted EBIT margin*	50.8 %	61.3%	
Financial results	-10	-5	-111.2%
Net Income	16	22	-26.4%
Contribution to Ferrovial**	11	14	-26.4%

**Globally consolidated asset, contribution to net profit (EUR million). 72.24% stake.

I-66

(USD million)	H1 24	H1 23	VAR.
Revenue	111	67	65.5%
Adjusted EBITDA*	88	50	75.7%
Adjusted EBITDA margin*	79.5 %	74.9%	
Adjusted EBIT*	53	6	n.s.
Adjusted EBIT margin*	47.7 %	9.1%	
Financial results	-61	-47	-30.8%
Net Income	-9	-41	78.7%
Contribution to Ferrovial**	-4	-21	78.8%

**Globally consolidated asset, contribution to net profit (EUR million). 55.704% stake.

IRB

(EUR million)	H1 24	H1 23	VAR.	LfL growth*
Revenues	278	191	45.6%	47.4%
Adjusted EBITDA*	148	94	57.2%	59.1%
Adjusted EBITDA margin*	53.2%	49.3%		
Adjusted EBIT*	118	69	69.9%	72.0%
Adjusted EBIT margin*	42.3%	36.2%		
Financial results	-68	-42	-62.6%	-64.6%
Equity-accounted affiliates	-15	-4	-263.5%	-268.1%
Profit before tax	34	23	48.5%	50.4%
Corporate income tax	-13	-8	-57.5%	-59.5%
Net Income	21	15	43.3%	45.1%
Contribution to Ferrovial equity accounted result (EUR million)	5	3	45.6%	47.5%

Ferrovial's interim consolidated financial statement only includes the company's last quarter contribution (January to March, three months).

*Non-IFRS financial measure. For the definition and reconciliation of the most directly comparable IFRS measure, refer to Appendix VII - Alternative Performance Measures.

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MANAGEMENT REPORT JANUARY - JUNE 2024

AIRPORTS

Heathrow SP & HAH

	Revenue			Adjusted EBITDA			Adjusted EBITDA margin		
(GBP million)	H1 24	H1 23	VAR.	H1 24	H1 23	VAR.	H1 24	H1 23	VAR. (bps)
Heathrow SP	**1,692**	**1,742**	**-2.9%**	**951**	**1,070**	**-11.1%**	**56.2%**	**61.4%**	**-519**
Exceptionals & adjs	0	0	-260.6%	5	2	99.6%	n.s.	n.s.	n.s.
Total HAH	**1,692**	**1,742**	**-2.9%**	**956**	**1,072**	**-10.9%**	**56.5%**	**61.5%**	**-507**

HAH

(GBP million)	H1 24	H1 23	VAR.
Revenue	1,692	1,742	-2.9%
Adjusted EBITDA	956	1,072	-10.9%
Adjusted EBITDA margin	56.5%	61.5%	
Depreciation & impairments	-343	-379	9.5%
EBIT	613	693	-11.6%
EBIT margin	36.2%	39.8%	
Financial results	-314	-573	45.3%
Profit before tax	299	120	150.0%
Corporate income tax	-89	-45	-100.3%
Net income	210	75	179.5%

DALAMAN

(EUR million)	H1 24	H1 23	VAR.
Revenue	26	24	9.2%
Adjusted EBITDA*	18	15	20.8%
Adjusted EBITDA margin*	69.7%	63.0%	
Depreciation & impairments	-8	-6	-19.9%
Adjusted EBIT*	10	9	21.5%
Adjusted EBIT margin*	40.2%	36.2%	
Financial results	-13	-10	-28.1%
Profit before tax	-3	-2	-63.6%
Corporate income tax	9	1	n.s.
Net income	6	-1	n.s.
Contribution to Ferrovial**	4	0	n.s.

**Globally consolidated asset, contribution to net profit (EUR million). 60.0% stake

AGS

(GBP million)	H1 24	H1 23	VAR.
Revenue	101	89	13.9%
Adjusted EBITDA*	34	28	24.4%
Adjusted EBITDA margin*	34.1%	31.2%	
Depreciation & impairments	-18	-18	-1.2%
Adjusted EBIT*	17	10	65.0%
Adjusted EBIT margin*	16.4%	11.4%	
Financial results	-30	-25	-21.7%
Profit before tax	-13	-15	8.4%
Corporate income tax	0	0	n.s.
Net income	-14	-15	7.2%
Contribution to Ferrovial equity accounted result (EUR million)	0	0	n.s.

*Non-IFRS financial measure. For the definition and reconciliation of the most directly comparable IFRS measure, refer to Appendix VII - Alternative Performance Measures.

Appendix V – Exchange rate movements

Exchange rates expressed in units of currency per Euro, with negative variations representing euro depreciation and positive variations euro appreciation.

	LAST EXCHANGE RATE (BALANCE SHEET)	CHANGE 2024/2023	AVERAGE EXCHANGE RATE (P&L)	CHANGE 2024/2023
GBP	0.8473	-2.3%	0.8546	-2.5%
US Dollar	1.0713	-3.0%	1.0810	0.0%
Canadian Dollar	1.4655	0.3%	1.4685	0.8%
Polish Zloty	4.3122	-0.7%	4.3163	-6.7%
Australian Dollar	1.6064	-0.9%	1.6426	2.7%
Indian Rupee	89.2992	-2.9%	89.9909	1.3%

18

Appendix VI – Main risks, uncertainties & outlook in the different business areas in H2 2024 I. RISKS & UNCERTAINTIES Ferrovial believes that the risks and uncertainties identified for the six months ended June 30, 2024 are in line with the main risks and uncertainties to which the Company is exposed and that were identified and discussed in the section Risks of Ferrovial’s Annual Report for the year ended December 31, 2023 filed with the AFM on February 27, 2024 and in the section 3.D Risk Factors of Ferrovial’s 20-F Registration Statement filed with the SEC on April 29, 2024. Those risks and uncertainties should be read in conjunction with this June 2024 Management Report. II. OUTLOOK Ferrovial is active in a number of countries, each with different regulatory frameworks and socio-economic environments. As a result, Ferrovial is exposed both to the risk that arises from developments in the global economy and to the different risks inherent in the business activities and sectors in which the company operates. The following sections contain a description of the main risks and uncertainties faced by the company’s business activities during the second half of 2024. TOLL ROADS DIVISION The business division will continue working in the pipeline for new contracts during the second half of the year in its target regions, focusing primarily on complex greenfield projects, given their high potential for value creation. We presented our bid on the SR400 in Georgia and see more opportunities in the short term, such as the I285. We are also active in other initiatives in states like Virginia, North Carolina, and Nashville. We selectively analyze projects in Latin America and Europe and are growing in India through IRB, in line with the country's positive outlook. Construction works will continue on various projects, such as the Ruta del Cacao in Colombia and The Silvertown Tunnel in UK as well as in NTE (Texas, USA) where we are adding additional lanes to the project sooner than expected given the asset’s positive performance. US Toll Roads:The Managed Lanes within the United States have showed a robust performance. The volume of traffic across all projects has exhibited significant growth in comparison to the year 2023 with Segment 3C performing well since it was opened in June 2023. However, it is important to note that the North Tarrant Express (NTE) has been an exception to this trend due to the ongoing construction activities aimed at mandatory capacity improvements. Dividends from NTE, LBJ and NTE 35W were paid to Shareholders in June 2024, amounting to USD 203 million in total. First dividend from I77 was distributed in June, amounting to USD 268 million in total. Board will continue to monitor the assets performance for any further potential dividend distribution to Shareholders in H2 2024. 407 ETR: Traffic growth is due to the increased mobility and commuting to workplaces growing through 2024. Traffic growth also supported by favorable weather conditions and rehabilitation construction activities on Highway 401. 407 ETR maintained sufficient liquidity to satisfy all of its financial obligations in 2Q 2024. The toll rate increase by 407 ETR effective February 1, 2024, terminates the Force Majeure event, such that any Schedule 22 Payment applies for the year 2025, and would be payable to the Province in 2026. No Schedule 22 Payment applies for the year 2024. A CAD 175 million dividend was paid to shareholders in April 2024. 407 ETR Board approved a CAD 225 million dividend for Q3 2024 and will continue to monitor the asset performance and will review any further potential dividend distribution to Shareholders, as appropriate. India: In June 2024, Ferrovial acquired 24% stake in IRB Infrastructure Trust, an investment vehicle that holds a portfolio of 14 toll road concessions in India, with a committed pipeline of 1 additional concession, for a total investment of EUR 652 million (considering an exchange rate of 90,2081 EUR/INR). Ferrovial acquired this stake from affiliates of GIC, which owned a 49% stake of IRB Infrastructure Trust. Following the transaction, GIC’s affiliates retain a 25% stake in IRB Infrastructure Trust and IRB Infrastructure Developers retains their 51% stake. This operation was preceded by the sale of a 5% stake in IRB Infrastructure Developers (IRB) for 211 million euros. The sale was carried out in the form of a block deal or placement of 301.9 million shares with institutional investors on the National Stock Exchange (NBE) and the Bombay Stock Exchange (BSE). The shares in IRB were sold at an average price of 63.60 rupees. Ferrovial will continue to be the second-largest shareholder, with a 19.9% stake. Both operations complement Ferrovial’s strategy in India, a market with great long term-growth perspectives. India’s infrastructure development plans have expanded substantially in recent years with planned capital expenditures of EUR 240 billion in roads and highways between the years 2020-2025, according to the Indian Department of Economic Affairs report on National Infrastructure Pipeline. In this context, IRB Infrastructure Trust is one of the leading platforms in the country with the ability to leverage synergies between a large Build- Operate-Transfer (BOT) developer, a leading financial investor, and a global strategic partner to optimize project planning and selection processes and maximize value creation. Although our traffic outlook for the H2 2024 is positive, there is a risk that traffic could decrease by a variety of unexpected events, such as economic growth, competing roads (e.g. an increase in their capacity), the economic climate, fuel prices, environmental legislation or the existence of alternative means of transportation. In addition, traffic volumes and toll revenues may be affected by the occurrence of natural disasters and other exceptional events. Finally, work from home policies could affect mobility or change transportation patterns, If materialized, these risks could have an adverse impact on both results and dividends distributed by our Toll Roads’ assets In addition, Ferrovial was selected in April 2024 in a consortium to develop the Peripheral Ring Road in Lima (Peru) under a concession format with an investment of 3.4 billion dollars (approximately 3.13 billion euro). AIRPORTS DIVISION The global aviation industry has largely recovered from the pandemic, and rebuilt most of its capacity to pre-pandemic levels. The latest forecasts include the assumption that the second half of 2024 will continue to outperform, which is in line with what has been seen during the last quarters. Although our outlook as it pertains to the Airports Business Division is positive, there is a risk that passenger numbers could decrease by unexpected geopolitical events, or the macroeconomic situation may impact demand. If materialized, these risks could have an adverse impact on both results and dividends distributed by our Airports’ assets. Heathrow Airport: In June 2024, Ferrovial has accepted an offer from Ardian and PIF to sell part of its stake in FGP Topco Ltd. (19.75%), the parent company of Heathrow Airport. Ferrovial will remain as a shareholder with shares representing 5.25% of the issued share capital. The transaction is subject to the fulfillment of applicable regulatory conditions. As such, there can be no certainty that the transaction entered into will complete. MANAGEMENT REPORT JANUARY - JUNE 2024 19

Passenger numbers are now above 2019 levels with key markets fully recovered. Operational performance has been strong in 2024 and recovered from many of the bottlenecks as traffic started to rebound after the pandemic. In 2024, we expect our outlook to remain consistent with the forecasts published in Heathrow’s latest investor report, released in June 2024, and which includes planned investments in next generation security and improvements to aircraft noise, air quality, traffic congestion, and baggage systems, among others. In terms of the H7 price control regulation, the CAA confirmed its final decision in July, which maintained the proposals set out in March 2024. Now, Heathrow is committed to being a constructive and engaging partner in the consultation on ‘Setting future price controls” followed by the DfT independent review of the CAA, where there was a recommendation that the regulator should review the process, governance and ‘mechanics’ for conducting economic regulation. The review will help inform the approach to H8, but this does not affect Heathrow's set of charges in the short term. AGS: AGS Airports Limited has built back 81% volume on passenger numbers since 2019 in the first 6 months of 2024. Recovery continues at a strong rate, there has been some softness in the Domestic UK market following Logan Air’s decision to refocus its operations and reduce operational delays. On March 14, 2024, AGS reached an agreement with a pool of lenders to refinance its previous external debt, which necessitates a GBP 80 million equity injection (of which GBP 40 million corresponds to our contribution and has already been disbursed). No additional injections are expected. In 2024, AGS airports plan to continue to work on rebuilding route capacity, commercial optimization, and investments in next- generation security. Operational performance remains strong at all three AGS airports. JFK: The construction of the new Terminal 1 of JFK Airport (New York) was initiated in July 2022 and all critical path works continue to be on track and on budget. Procurement is substantially complete. Although the project is embedded in a complex context of fully redevelopment of JFK, with interferences and services affected from the works being performed at the same time in other terminals, work progress is on track and on budget. We plan to continue with the execution of Phase A construction and airline negotiations, among other activities, with a view to the terminal opening in summer 2026. Dalaman Airport: Passenger numbers recover 2019 levels already in 2023. The airport continues showing a strong performance. The airport has seen a decrease in Russian and Ukrainian passengers, but the impact is limited and offset by higher numbers of European travelers (mainly British and German). We expect to continue to manage the airport with our partner YDA Group and continue implementing our strategy to drive further growth, diversifying our network, optimizing the commercial offer to our passengers, and working towards our ESG Strategy. CONSTRUCTION DIVISION The evolution of the Construction activity in the second half of 2024 will be marked by the improvement in margins compared to the previous year maintaining the target set in the Horizon 24 Strategic Plan of reaching 3.5% EBIT in the year. In addition, it is expected to maintain a stable level of sales with respect to the favourable figure achieved in 2023, supported by an order book at record highs at the end of the first half of the year. USA & Canada: sales are expected to remain stable thanks to the favourable evolution of Webber and Canada, which will offset the completion of large projects in the US with relevant execution in 2023 and which had a negative impact on margins. The implementation of specific contingencies and risk control measures will also continue, prioritizing profitability. Poland: turnover in line with the previous year, maintaining the strategy marked by greater selectivity in bidding following the tensions derived from the increase in the cost of raw materials and the problems in the supply chain caused by the uncertainty of the war in Ukraine, and expanding its diversification in sectors such as energy, renewables and port terminals. In terms of profitability, margins will remain at favourable levels in line with previous years. Also noteworthy is the record order book, with major works such as the S10 road and the Somonino railways still pending recognition. Spain: the positive trend in sales is expected to continue thanks to the significant new contracts in railways and for private clients in previous periods, supported in the medium term by the boost in tenders derived from the European Next Gen funds. In the second half of the year, margins will remain stable, maintaining positive levels. In relation to the other areas, a moderate decrease in turnover is expected due to lower production in relevant projects in the completion phase. The order book has declined slightly, but is expected to recover in the coming months with the inclusion of relevant contracts pre-awarded or pending financial closure, such as the Lima Peripheral Road Ring in Peru. ENERGY Generation:The business division will continue working in the execution of greenfield projects in our main markets and seeking further acquisitions to accelerate our growth in this sector. In this context, the division has acquired two new photovoltaic projects at NTP (Notice-to-proceed) stage during 1H 2024 in the US and Poland. The US project is located in Texas and has a total capacity of c. 257 MWp and the Polish project, acquired thru BxF, a joint vehicle with Budimex, has a total capacity of c. 61 MWp. During 2H 2024, the Energy team is in the process of negotiating and closing PPAs (Power- Purchase-Agreement), financing and construction contracts including the sourcing of main equipment to start the construction of both projects. Capacity auctions delay and low power prices in Spain during 1H 2024 has affected the renewables market, slowing down new development projects and new construction opportunities. El Berrocal: Under this market conditions, our operational asset El Berrocal (c.50MWp photovoltaic located in Sevilla, Spain) has been affected by low power prices in Spain during 1H 2024. Transmission lines: Centella project has completed its construction and commissioning works and is working on completing the paperwork requested by the relevant authorities to enter into Commercial Operation. As per the Concession Decree, fines could be imposed on the project company if the requested contractual extended dates for completion due to Force Majeure events are not granted. Additionally, construction phase costs that are responsibility of the project company could be higher than expected. Since both activities (generation and transmission) operate in a highly regulated environment, any change in regulation could potentially impact (positively or negatively) the costs or the revenues of the division and therefore affect its expected results. Energy Efficiency: The business in Spain has been affected by lower- than-expected levels of activity on the client side, with the political cycle being the greatest variable in this effect. The expectation for the next 24 months is of a significant increase in market activity, driven by instability in energy prices, the impulse towards decarbonization of the economy and the positive effect of the introduction of CAE (Power Savings Certificates). The greatest risks continue to be the volatility in the energy markets, inflation, and its effects in the supply chain. Due to record energy prices during 2022, a number of reclamations to clients MANAGEMENT REPORT JANUARY - JUNE 2024 20 remain to be resolved. SERVICES AND MOBILITY Thalia: will continue to monitor closely our waste management plants, as a reduction in availability of the three energy from waste plants in operation could impact gross margin during 2H 2024. Specially a delay to achieve the Acceptance criteria on the Isle of Wight EfW, which is expected in Q3 2024. Electricity prices and Recyclate prices remain low when compared to previous years and are forecasted to stay at similar levels for the remainder if 2024, but fluctuations and volatility would impact 2H 2024 revenues. We are awaiting the outcome of the bid to RECAP partners. We have not forecasted a renewal of this contract and if we are successful in the bid we will see an improvement in revenues and margin in the Waterbeach account in 2H 2024. FS Chile: will continue working to win new contracts to recover the portfolio executed in the year. FINANCIAL AND CAPITAL RISK The main financial and capital risk to which Ferrovial is exposed is described in detail in the consolidated annual accounts for the 2023 financial year. The following are the main financial and capital risks: • Interest rate variations • Exchange rate variations • Credit and counterparty risk • Liquidity risk • Variable income risk • Inflation risk • Capital management risk As regards variation in the exchange rate, it should be noted that the value of the Canadian dollar, the Indian Rupee and Chilean peso have weakened slightly against the EUR during the first half of 2024, closing at 1.466 CAD/EUR 89.991 IR/EUR and 1,010.090 CH/EUR on 30 June implying a depreciation of 0.34%, 1,26% and 4.37% respectively, while the sterling pound, the US dollar, the Australian dollar and the polish zloty have had an appreciation of 2.27%, 2.95%, 0.88% and 0.71% respectively as compared with December 2023. The impact of the exchange rate variation is already accounted for in the company’s shareholders' funds. As regards exposure to exchange rate risk, it should be mentioned that the company has arranged hedging in the notional amount of USD 547 million, CAD 895 million and GBP 747 million. This will cover an average rate of 1.09069 USD/EUR, 1.48502 CAD/EUR and 0.8622 GBP/EUR. The company’s strategy in this regard is to guarantee the value of the company assets. LIQUIDITY AND GOING CONCERN In June 2024, Ferrovial shows a good liquidity position, with cash and cash equivalents reaching EUR 3,659 million (EUR 4,789 million at December 2023). Even in a stress case scenario although it would entail a very significant deterioration of Ferrovial’s cash position, cash resources would continue to be sufficient to meet commitments. Ferrovial's finances are sufficient to guarantee the capacity to continue operating under the going concern principle during 2024 and 2025, with no material uncertainties having been identified to doubt this conclusion. MANAGEMENT REPORT JANUARY - JUNE 2024 21

Appendix VII – Alternative Performance Measures This first half year results report presents selected financial and operating information that has not been audited. This information has been prepared in accordance with EU-IFRS and Part 9 of Book 2 of the Dutch Civil Code. In addition, in this first half year results report the management provides other selected non-IFRS regulated financial measures, that we refer to as “APMs” (Alternative Performance Measures) according to the directives of European Securities and Markets Authority (ESMA) or “Non-IFRS measures”. In this first half year results report, we have considered the following non-IFRS measures: – Non-IFRS measures related to operating results, including Adjusted EBIT and Adjusted EBIT Margin, Adjusted EBITDA and Adjusted EBITDA Margin, Comparable or “Like-for-like” (“LfL”) Growth and Order Book. – Non-IFRS measures related to liquidity and capital resources, including Consolidated Net Debt and Ex-Infrastructure Liquidity. These non-IFRS measures not audited and should not be considered as alternatives to information included in this first half year results report, such as operating result, revenue, cash generated from operating activities or any other performance measures derived in accordance with IFRS as measures of operating performance or operating cash flows or liquidity. We believe that these non-IFRS measures are metrics commonly used by investors to evaluate our performance and that of our competitors. We further believe that the disclosure of these measures is useful to investors, as these measures form the basis of how our executive team and the Board evaluate our performance. By disclosing these measures, we believe that we create for investors a greater understanding of, and an enhanced level of transparency into, some of the means by which our management team operates and evaluates us and facilitates comparisons of the current period’s results with prior periods. While similar measures are widely used in the industry in which we operate, the financial measures we use may not be comparable to similarly titled measures used by other companies, nor are they intended to be substitutes for measures of financial performance or financial position as prepared in accordance with EU-IFRS. 1 Non-IFRS Measures: Operating Results 1.1 Adjusted EBIT and Adjusted EBIT Margin Adjusted EBIT is defined as our net profit/(loss) for the period excluding profit/(loss) net of tax from discontinued operations, income tax/ (expense), share of profits of equity-accounted companies, net financial income/(expense) and impairment and disposal of fixed assets. Adjusted EBIT is a non-IFRS financial measure and should not be considered as an alternative to net profit or loss or any other measure of our financial performance calculated in accordance with IFRS. Adjusted EBIT does not have a standardized meaning and, therefore, cannot be compared to Adjusted EBIT of other companies. Adjusted EBIT Margin is defined as Adjusted EBIT divided by our revenue for the relevant period. The detailed reconciliation of our Adjusted EBIT to net profit or loss can be found in the selected financial information available at https:// www.ferrovial.com/en/ir-shareholders/financial-information/ quarterly-financial-information/ (Excel file: H1 2024 Alternative Performance Measures). It includes reconciliation of our Construction subdivisions, USA Toll Roads and Airports subdivisions. 1.2 Adjusted EBITDA and Adjusted EBITDA Margin Adjusted EBITDA is defined as our net profit/(loss) for the period excluding profit/(loss) net of tax from discontinued operations, income tax/(expense), share of profits of equity-accounted companies, net financial income/(expense), impairment and disposal of fixed assets and charges for fixed asset and right of use of leases depreciation and amortization. Adjusted EBITDA is a non-IFRS financial measure and should not be considered as an alternative to net profit or loss or any other measure of our financial performance calculated in accordance with IFRS. We use Adjusted EBITDA to provide an analysis of our operating results, excluding depreciation and amortization, as they are non-cash variables, which can vary substantially from company to company depending on accounting policies and accounting valuation of assets. Adjusted EBITDA is used as an approximation to pre-tax operating cash flow and reflects cash generation before working capital variation Adjusted EBITDA is a measure which is widely used to track our performance and profitability as well as to evaluate each of our businesses and the level of debt by comparing the Adjusted EBITDA with Consolidated Net Debt. However, Adjusted EBITDA does not have a standardized meaning and, therefore, cannot be compared to Adjusted EBITDA of other companies. Adjusted EBITDA Margin is defined as Adjusted EBITDA divided by our revenues for the relevant period. The detailed reconciliation of our Adjusted EBITDA to our net profit or loss can be found in the selected financial information available at https://www.ferrovial.com/en/ir-shareholders/financial-information/ quarterly-financial-information/ (Excel file: H1 2024 Alternative Performance Measures). It includes reconciliation of our Construction subdivisions, USA Toll Roads and Airports subdivisions. 1.3 Comparable or “Like-for-like” (“LfL”) Growth Comparable Growth, also referred to as “Like-for-like” Growth (“LfL”), corresponds to the relative year-on-year variation in comparable terms of the figures for revenue, Adjusted EBIT and Adjusted EBITDA. Comparable or “Like-for-like” (“LfL”) Growth is a non-IFRS financial measure and should not be considered as an alternative to revenues, net profit or loss or any other measure of our financial performance calculated in accordance with IFRS. Comparable or “Like- for- like” (“LfL”) Growth is calculated by adjusting each year, in accordance with the following rules: • Elimination of the exchange-rate effect, calculating the results of each period at the rate in the current period. • Elimination from Adjusted EBIT of each period the impact of fixed asset impairments. • In the case of disposals of any of our companies and loss of control thereto, elimination of the operating results of the disposed company when the impact effectively occurred to achieve the homogenization of the operating result. • Elimination of the restructuring costs in all periods. • In acquisitions of new companies which are considered material, elimination in the current period of the operating results derived from those companies except in the case where this elimination is not possible due to the high level of integration with other reporting units. Material companies are those the revenue of which represent ≥5% of the reporting unit’s revenue before the acquisition. • In the case of changes in the accounting model of a specific contract or asset, when material, application of the same accounting model to the previous year’s operating result. • Elimination of other non-recurrent impacts (mainly related to tax and human resources) considered relevant for a better understanding of our underlying results in all periods. We use Comparable or “Like-for-like” (“LfL”) Growth to provide a more homogenous measure of the underlying profitability of its businesses, excluding non-recurrent elements which would induce a misinterpretation of the reported growth, impacts such as exchange- rate movements, or changes in the consolidation perimeter which distort the comparability of the information. Additionally, we believe that it allows us to provide homogenous information for better understanding of the performance of each of our businesses. The detailed reconciliation of our revenues on like-for-like basis to our MANAGEMENT REPORT JANUARY - JUNE 2024 22 revenues, Adjusted EBIT/EBITDA on like-for-like basis to our net profit or loss, by business division, can be found in the selected financial information available at https://www.ferrovial.com/en/ir- shareholders/financial-information/quarterly-financial-information/ (Excel file: H1 2024 Alternative Performance Measures). 1.4 Order Book Order Book corresponds to our income which is pending execution corresponding to those contracts of the Construction business division which we have signed and over which we have certainty regarding their future execution. The Order Book is calculated by adding the contracts of the actual year to the balance of the contract Order Book at the end of the previous year, less the income recognized in the current year. The total income from a contract corresponds to the agreed price or rate corresponding to the delivery of goods and/or the rendering of the contemplated services. If the execution of a contract is pending the closure of financing, the income from said contract will not be added to the calculate the Order Book until said financing is closed. We use the Order Book as an indicator of our future income, as it reflects, for each contract, the final revenue minus the net amount of work performed. There is no comparable financial measure to the Order Book in IFRS. This reconciliation is based on the order book value of a specific construction being comprised of its contracting value less the construction work completed, which is the main component of the sales figure. Therefore, it is not possible to present a reconciliation of the Order Book to our Financial Statements. We believe the difference between the construction work completed and the revenue reported for the Construction Business Division in the Financial Statements is attributable to the fact that these are subject to, among others, the following adjustments: (i) consolidation adjustments, (ii) charges to joint ventures, (iii) sale of machinery, and (iv) confirming income. 2. Non-IFRS Measures: Liquidity and Capital Resources 2.1 Consolidated Net Debt Consolidated Net Debt corresponds to our balance of cash and cash equivalents minus short and long-term borrowings and other financial items that include our non-current restricted cash, the balance related to exchange-rate derivatives (covering both the debt issuance in currency other than the currency used by the issuing company, through forward hedging derivatives, and cash positions that are exposed to exchange rate risk, through cross currency swaps) and other short term financial assets. Lease liabilities are not part of the Consolidated Net Debt. Consolidated Net Debt is a non-IFRS financial measure and should not be considered as an alternative to net income or any other measure of our financial performance calculated in accordance with IFRS. We further break down our Consolidated Net Debt into two categories: • Consolidated Net Debt of infrastructure project companies: corresponds to our infrastructure project companies, which has no recourse to us, as a shareholder, or with recourse limited to the guarantees issued. • Consolidated Net Debt of ex-infrastructure project companies: corresponds to our other businesses, including our holding companies and other companies that are not considered infrastructure project companies. The debt included in this category generally has recourse to the Group. We also discuss the evolution of our Consolidated Net Debt during any relevant period and split it into two categories: (i) Consolidated Net Debt of ex-infrastructure project companies and (ii) Consolidated Net Debt of infrastructure project companies, separated into the following items: 1. change in cash and cash equivalents, as reported in our consolidated cash flows statement for the relevant period; 2. change of our short and long-term borrowings for the relevant period; and change in additional financial items that we consider part of our Consolidated Net Debt including changes of non-current restricted cash, changes in balance related to exchange-rate derivatives, changes in intragroup position balances and changes in other short-term financial assets. We use Consolidated Net Debt to explain the evolution of our global indebtedness and to assist our management in making decisions related to our financial structure. We also separate Consolidated Net Debt into Consolidated Net Debt of ex-infrastructure project companies and infrastructure project companies, as we find it helpful for investors and rating agencies to show the evolution of our Consolidated Net Debt of ex- infrastructure project companies, because the debt of infrastructure project companies has: (i) no recourse to the Group Companies or (ii) the recourse is limited to guarantees issued by other Group Companies. Net Debt of ex- infrastructure project companies is used by analysts and rating agencies to better understand the indebtedness that has recourse to the Group. For investors and rating agencies, it is important to clearly see and understand whether the rest of the Group is under any obligation to inject capital to repay the debt or cure any potential covenant breach if any of the Group’s infrastructure project companies underperform. Additionally, our equity investors track performance of our infrastructure project companies on a cash basis, namely dividends received and capital invested, that are not shown in our change in cash and cash equivalents reported in our consolidated cash flow statement. Similarly, our debt investors need to know the dividends received from infrastructure project companies, as the key parameters for the rating of corporate bonds are cash flows of ex-infrastructure project companies (the main contributor of which is dividends from infrastructure project companies) and net debt of the ex-infrastructure project companies. We allocate amounts from the different components of Consolidated Net Debt and its evolution, specifically cash flow as reported in IAS 7, between infrastructure project companies and ex-infrastructure project companies as follows: • Our consolidated subsidiaries and the our equity-accounted companies are classified as infrastructure project companies (infrastructure project companies) or not infrastructure project companies (ex-infrastructure project companies). These two categories are not simultaneously applied to the same company (i.e., any given company is either categorized as an infrastructure project company or an ex-infrastructure project company, but it cannot be both). • We include as ex-infrastructure project companies all companies (whether consolidated or accounted for as equity-accounted companies) dedicated to construction activities, companies providing services to the rest of the group, and holding companies (including those that are direct shareholders of infrastructure project companies). • We include as infrastructure project companies, all companies (whether consolidated or accounted for as equity-accounted companies) that meet the definition of “infrastructure project companies” as this is stated in our annual reports: specifically, they are companies, which are part of our toll roads, airports, energy infrastructure and construction businesses. Specifically, cash flows of ex-infrastructure project companies are comprised of the cash flows generated by all companies classified as ex-infrastructure project companies, after the elimination of transactions between ex-infrastructure project companies. Cash flows of infrastructure project companies are comprised of the cash flows generated by all companies classified as infrastructure project companies, after the elimination of transactions between infrastructure project companies. The key distinction in the classification between cash flows of ex- infrastructure project companies and cash flows of infrastructure project companies is the treatment of intercompany transactions MANAGEMENT REPORT JANUARY - JUNE 2024 23 between ex-infrastructure project companies and infrastructure project companies. These intercompany transactions are comprised of dividends paid by infrastructure project companies to ex-infrastructure project companies and investments of equity paid by ex-infrastructure project companies to infrastructure project companies. We treat these transactions as follows: • Dividends received by ex-infrastructure project companies from infrastructure project companies are classified as cash flows from operations ex-infrastructure project companies; • Dividends paid by infrastructure project companies to ex- infrastructure project companies are classified as cash flows from financing of infrastructure project companies; • Equity investment paid by ex-infrastructure project companies to infrastructure project companies are classified as cash flows from investments ex-infrastructure project companies; and • Equity investment received by infrastructure project companies from ex-infrastructure project companies are classified as cash flows from financing of infrastructure project companies. These dividends include dividends and other similar items, comprising (i) interest on shareholder loans and (ii) repayments of capital and shareholder loans. The equity investment includes the cash invested by the Group in infrastructure project companies through capital contributions or other similar financial instruments such as shareholder loans. These intercompany transactions are eliminated in the consolidated cash flows. The reconciliation of Consolidated Net Debt to our cash and cash equivalents, as well as changes in Consolidated Net Debt of ex- infrastructure project companies to our Consolidated Cash Flow can be found in the selected financial information available at https:// www.ferrovial.com/en/ir-shareholders/financial-information/ quarterly-financial-information/ (Excel file: H1 2024 Alternative Performance Measures). 2.2 Ex-Infrastructure Liquidity Ex-Infrastructure Liquidity corresponds to the sum of the cash and cash equivalents raised from to our ex- infrastructure projects, long-term restricted cash, as well as the committed short and long-term credit facilities which remain undrawn by the end of each period (corresponding to credits granted by financial entities which may be drawn by us within the terms, amount and other conditions agreed in each contract) and forward hedging cash flows. We use Ex-Infrastructure Liquidity to determine our liquidity to meet any financial commitment in relation to our ex-infrastructure projects. The following table present the ex-infrastructure liquidity for the periods indicated. The detailed reconciliation of Ex-Infrastructure Liquidity can be found in the selected financial information available at https:// www.ferrovial.com/en/ir-shareholders/financial-information/ quarterly-financial-information/ (Excel file: H1 2024 Alternative Performance Measures). MANAGEMENT REPORT JANUARY - JUNE 2024 24

Interim Condensed Consolidated Financial Statements June 2024 Ferrovial SE & Subsidiaries ferrovial For a world on the move

CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION AS OF JUNE 30, 2024 AND DECEMBER 31, 2023 27 CONDENSED CONSOLIDATED INCOME STATEMENTS FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2024 AND 2023 29 CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2024 AND 2023 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 30 CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2024 AND 2023 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 31 CONDENSED CONSOLIDATED CASH FLOW STATEMENTS FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2024 AND 2023 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 32 NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2024 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 33 1 ACTIVITIES AND GROUP REORGANIZATION . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 33 2 GOING CONCERN ASSESSMENT AND CURRENT ECONOMIC SITUATION . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 35 3 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 36 4 SEGMENT AND GEOGRAPHIC MARKET REPORTING . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 36 5 MAIN CHANGES IN THE CONSOLIDATED STATEMENT OF FINANCIAL POSITION . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 38 6 EQUITY . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 42 7 CASH AND CASH EQUIVALENTS AND BORROWINGS . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 43 8 NON-CURRENT FINANCIAL ASSETS AND FINANCIAL DERIVATIVES AT FAIR VALUE . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 45 9 DISCLOSURES RELATING TO THE INCOME STATEMENT . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 46 10 CONTINGENT ASSETS AND LIABILITIES AND INVESTMENT COMMITMENTS . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 47 11 WORKFORCE . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 50 12 COMMENTS ON SEASONALITY . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 51 13 RELATED-PARTY TRANSACTIONS . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 51 14 REMUNERATIONS OF THE BOARD OF DIRECTORS . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 52 15 SELECTED INDIVIDUAL FINANCIAL INFORMATION . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 53 16 EVENTS AFTER THE REPORTING DATE . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 53 FERROVIAL SE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS AS OF AND FOR THE SIX MONTH PERIOD ENDED JUNE 30, 2024 26

FERROVIAL SE UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION AT JUNE 30, 2024 AND DECEMBER 31, 2023 (Million euro) Note 06.30.2024 12.31.2023 Non-current assets 20,288 19,328 Goodwill 5.2 486 475 Intangible assets 136 122 Fixed assets in infrastructure projects 5.3 13,839 13,495 Intangible asset model 13,679 13,333 Financial asset model 160 162 Property, plant and equipment 607 594 Right of use assets 218 196 Investments in associates 5.4 2,803 2,038 Non-current financial assets 8.1 983 1,148 Loans granted to associates 343 262 Non-current restricted cash 7 530 628 Other non-current receivables 110 258 Deferred tax assets 5.7 991 1,006 Long-term financial derivatives at fair value 8.2 225 254 Current assets 6,338 6,990 Inventories 479 458 Current income tax assets 94 35 Short-term trade and other receivables 5.5 2,007 1,677 Trade receivables for sales and services 1,618 1,353 Other short-term receivables 389 324 Cash and cash equivalents 7 3,659 4,789 Infrastructure project companies 214 204 Restricted cash 20 31 Other cash and cash equivalents 194 173 Ex-infrastructure project companies 3,445 4,585 Short-term financial derivatives at fair value 8.2 21 31 Assets held for sale 1.3 78 — TOTAL ASSETS 26,626 26,318 The accompanying notes are an integral part of the interim condensed consolidated financial statements as of and for the six month period ended June 30, 2024. 27

(Million euro) Note 06.30.2024 12.31.2023 Equity 6 5,774 5,879 Equity attributable to shareholders 3,761 3,766 Equity attributable to non-controlling interests 2,013 2,113 Non-current liabilities 14,066 14,664 Deferred income 1,357 1,334 Employee benefit plans 3 3 Long-term provisions 5.6 313 268 Long term lease liabilities 118 141 Borrowings 7 9,889 10,423 Debentures and borrowings of infrastructure project companies 8,054 7,852 Debentures and borrowings of ex-infrastructure project companies 1,835 2,571 Other payables 1,290 1,310 Deferred taxes 5.7 1,032 1,086 Long-term financial derivatives at fair value 8.2 64 99 Current liabilities 6,786 5,775 Short-term lease liabilities 105 59 Borrowings 7 1,800 942 Debentures and borrowings of infrastructure project companies 195 63 Debentures and borrowings of ex-infrastructure project companies 1,605 879 Financial derivatives at fair value 8.2 41 34 Current income tax liabilities 58 83 Short-term trade and other payables 5.5 3,787 3,646 Trade payables 1,771 1,698 Advance payments from customers and work certified in advance 1,570 1,529 Other short-term payables 446 419 Short-term provisions 5.6 979 1,011 Liabilities held for sale 1.3 16 — TOTAL LIABILITIES AND EQUITY 26,626 26,318 The accompanying notes are an integral part of the interim condensed consolidated financial statements as of and for the six month period ended June 30, 2024. 28

FERROVIAL SE UNAUDITED CONDENSED CONSOLIDATED INCOME STATEMENTS FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2024 AND JUNE 30, 2023 Income statement (Million euro) Note 06.30.2024 06.30.2023 (*) Revenue 4 4,267 3,940 Other operating income — 1 Revenues and other operating income 4,267 3,941 Materials consumed 500 497 Other operating expenses 2,310 2,265 Personnel expenses 11 854 778 Total operating expenses 3,664 3,540 Fixed asset depreciation 218 201 Impairment and disposal of fixed assets 9.1 166 — Operating profit/(loss) 551 200 Net financial income/(expense) from financing (175) (153) Profit/(loss) on derivatives and other net financial income/(expense) (34) (12) Net financial income/(expense) from infrastructure projects (209) (165) Net financial income/(expense) from financing 46 50 Profit/(loss) on derivatives and other net financial income/(expense) 44 15 Net financial income/(expense) from ex-infrastructure projects 90 65 Net financial income/(expense) 9.2 (119) (100) Share of profits of equity-accounted companies 5.4 114 83 Profit/(loss) before tax from continuing operations 546 183 Income/(expense) tax 9.3 (37) (20) Profit/(loss) net of tax from continuing operations 509 163 Profit/(loss) net of tax from discontinued operations 9.4 9 6 Net profit/(loss) 518 169 Net profit/(loss) for the year attributed to non-controlling interests (104) (54) Net profit/(loss) for the year attributed to the parent company 414 115 Net earnings per share attributed to the parent company (in euros) Diluted 0.57 0.15 Basic 0.57 0.15 Net earnings per share attributed to the parent company´s Continuing Operations (in euros) Diluted 0.56 0.14 Basic 0.56 0.14 Net earnings per share attributed to the parent company, discontinued operations (in euros) Diluted 0.01 0.01 Basic 0.01 0.01 (*) See Note 3.1 Basis of presentation The accompanying notes are an integral part of the interim condensed consolidated financial statements as of and for the six month period ended June 30, 2024. 29

FERROVIAL SE UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2024 AND JUNE 30, 2023 (Million euro) Note 06.30.2024 06.30.2023 (**) a) Net profit/(loss) 518 169 Attributed to parent company 414 115 Attributed to non-controlling interests 104 54 b) Income and expense recognized directly in equity 6 134 (22) Fully-consolidated companies 72 (24) Impact on hedge reserves 8 39 17 Impact on defined benefit plan reserves (*) — — Currency translation differences 42 (46) Tax effect (9) 5 Companies held for sale — — Impact on hedge reserves — — Impact on defined benefit plan reserves (*) — — Currency translation differences — — Tax effect — — Equity-accounted companies 62 2 Impact on hedge reserves 31 9 Impact on defined benefit plan reserves (*) — — Currency translation differences 35 (3) Tax effect (4) (4) c) Transfers to income statement 6 5 — Fully-consolidated companies 3 — Transfers to income statement 8 4 — Tax effect (1) — Companies held for sale — — Transfers to income statement — — Tax effect — — Equity-accounted companies 2 — Transfers to income statement 1 — Tax effect 1 — a)+ b)+ c) TOTAL COMPREHENSIVE INCOME 657 147 Attributed to the parent company 499 118 Attributed to non-controlling interests 158 29 (*) Pursuant to the amendment to IAS1 Presentation of financial statements, the impact on reserves of defined plans is the only item of income and expense recognized directly in equity that cannot subsequently be reclassified to profit or loss. (**) See Note 3.1 Basis of presentation The accompanying notes are an integral part of the interim condensed consolidated financial statements as of and for the six month period ended June 30, 2024. 30

INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS, JUNE 2024

FERROVIAL SE AND SUBSIDIARIES

FERROVIAL SE UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2024 AND JUNE 30, 2023

(Million euro)	Share capital	Share/ Merger premium	Treasury shares	Other equity instruments	Measurement adjustments	Retained earnings and other reserves	Attributed to shareholders	Attributed to non-controlling interests	Total Equity
Balance at 12.31.2023	**7**	**4,316**	**(78)**	**–**	**(849)**	**370**	**3,766**	**2,113**	**5,879**
Consolidated profit/(loss) for the six-month period of the year 2024	–	–	–	–	–	414	414	104	518
Income and expense recognized directly in equity	–	–	–	–	80	–	80	54	134
Transfers to income statement	–	–	–	–	5	–	5	–	5
Total income and expenses recognized for the year	**–**	**–**	**–**	**–**	**85**	**414**	**499**	**158**	**657**
Scrip dividend agreement	–	–	–	–	–	(48)	(48)	–	(48)
Other dividends	–	–	–	–	–	–	–	(267)	(267)
Treasury share transactions	–	–	–	–	–	(466)	(466)	–	(466)
Shareholder remuneration	**–**	**–**	**–**	**–**	**–**	**(514)**	**(514)**	**(267)**	**(781)**
Share capital increases/ reductions	–	–	–	–	–	–	–	13	13
Share-based remuneration schemes	–	–	–	–	–	7	7	–	7
Other movements	–	–	–	–	–	3	3	(4)	(1)
Other transactions	**–**	**–**	**–**	**–**	**–**	**10**	**10**	**9**	**19**
Balance at 06.30.2024	**7**	**4,316**	**(78)**	**–**	**(764)**	**280**	**3,761**	**2,013**	**5,774**

(Million euro)	Share capital	Share/ Merger premium	Treasury shares	Other equity instruments	Measurement adjustments	Retained earnings and other reserves	Attributed to shareholders	Attributed to non-controlling interests	Total Equity
Balance at 12.31.2022 (*)	**145**	**–**	**(26)**	**508**	**(777)**	**4,383**	**4,233**	**2,240**	**6,473**
Merger impact (June 16th)	(138)	4,426	–	–	–	(4,288)	–	–	–
Consolidated profit/(loss) for the six-month period of the year 2023 (*)	–	–	–	–	–	115	115	54	169
Income and expense recognized directly in equity	–	–	–	–	3	–	3	(25)	(22)
Transfers to income statement	–	–	–	–	–	–	–	–	–
Total income and expenses recognized for the year	**–**	**–**	**–**	**–**	**3**	**115**	**118**	**29**	**147**
Scrip dividend agreement	–	–	–	–	–	–	–	–	–
Other dividends	–	–	–	–	–	–	–	(295)	(295)
Treasury share transactions	–	(52)	(52)	–	–	52	(52)	–	(52)
Shareholder remuneration	**–**	**(52)**	**(52)**	**–**	**–**	**52**	**(52)**	**(295)**	**(347)**
Share capital increases/ reductions	–	–	–	–	–	–	–	71	71
Share-based remuneration schemes	–	–	–	–	–	7	7	–	7
Other movements	–	–	–	–	–	14	14	2	16
Other transactions	**–**	**–**	**–**	**–**	**–**	**21**	**21**	**73**	**94**
Perpetual subordinated bond issuances	**–**	**–**	**–**	**(508)**	**–**	**(3)**	**(511)**	**–**	**(511)**
Scope changes	**–**	**–**	**–**	**–**	**–**	**–**	**–**	**–**	**–**
Balance at 06.30.2023 (*)	**7**	**4,374**	**(78)**	**–**	**(774)**	**280**	**3,809**	**2,047**	**5,856**

(*) Comparable information for December 2022 in the statement of change in equity differs between SEC reporting vs AFM due to the impact of a deduction for export activities litigation (DAEX). See Note 3.1 Basis of presentation.

The accompanying notes are an integral part of the interim condensed consolidated financial statements as of and for the six month period ended June 30, 2024.

31

FERROVIAL SE UNAUDITED CONDENSED CONSOLIDATED CASH FLOW STATEMENTS FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2024 AND JUNE 30, 2023 (Million euro) NOTE 2024 2023 (*) Net profit/(loss) attributable to the parent company 414 115 Adjustments to profit/(loss) 189 286 Net profit/(loss) for the period attributed to non-controlling interests 104 54 Profit/(loss) net of tax from discontinued operations (9) (6) Income tax / (expense) 37 20 Share of profits of equity-accounted companies (114) (83) Net financial income/(expense) 119 100 Impairment and disposal of fixed assets (166) — Fixed asset depreciation 218 201 Tax payments (171) (66) Change in working capital (receivables, payables and other) (305) (108) Dividends received from equity-accounted infrastructure project companies 5.4 68 55 Cash flows from operating activities 195 282 Investments in property, plant and equipment/intangible assets (50) (44) Investments in infrastructure projects 5.3 (90) (144) Non-refundable grants — 6 Investments in equity method companies 5.4 (864) (77) Shareholder Loans (47) — Interest received 9.2 102 119 Investment in long-term restricted cash 116 271 Divestment of infrastructure projects — — Divestment/sale of companies 1.2 437 (7) Cash flows from (used in) investing activities (396) 124 Capital cash flows from non-controlling interests 6 12 83 Scrip dividend (48) — Treasury shares purchases (466) (52) Shareholder remuneration 6 (514) (52) Dividends paid to non-controlling interests of investees 6 (260) (292) Other movements in shareholder’s funds 6 9 (515) Interest paid 9.2 (234) (213) Lease payments (47) (39) Increase in borrowings 146 127 Decrease in borrowings (64) (81) Cash flows from (used in) financing activities (952) (982) Effect of exchange rates on cash and cash equivalents 24 164 Changes in cash and cash equivalents from assets held for sale 7 (1) (33) Change in cash and cash equivalents 7 (1,130) (445) Cash and cash equivalents at beginning of period 4,789 5,130 Cash and cash equivalents at end of period 3,659 4,685 (*) See Note 3.1 Basis of presentation The accompanying notes are an integral part of the interim condensed consolidated financial statements as of and for the six month period ended June 30, 2024. 32

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS AS OF AND FOR THE SIX MONTH PERIOD ENDED JUNE 30, 2024 1. Activities and Group reorganization 1.1 Activities Ferrovial SE comprises the Netherlands parent company, Ferrovial SE, and its subsidiaries and investees (hereinafter referred to as “Ferrovial”, the "Ferrovial Group", the "Group" or "FSE Group"). Its registered office is at Gustav Mahlerplein 61-63, 1082 MS, Amsterdam, Netherlands. Through these companies, Ferrovial engages in the following four lines of business, which constitute its reporting segments under IFRS 8: • Construction: Design and execution of all manner of public and private works, including most notably the construction of public infrastructures. • Toll Roads: Development, financing and operation of toll roads. • Airports: Development, financing and operation of airports. • Energy: It focuses on innovative solutions for the promotion, construction and operation of energy generation and transmission infrastructures. In January 2024 in order to boost the energy transition related business and develop new capabilities in this area more quickly and efficiently, Ferrovial approved a partial reorganization of the business divisions pursuant to which the Energy Solutions business line, which was part of the Construction Business Division in 2023, and the energy infrastructures business line, which was part of the Energy Infrastructure and Mobility Business Division in 2023, were merged. From this point onwards, the resulting Business Division is named the Energy Business Division. For a more detailed description of the various areas of activity in which the consolidated Group conducts business, please consult the Group's website: www.ferrovial.com. For the purpose of understanding these interim consolidated financial statements, it should be noted that a part of the activity carried out by the Group's business divisions consists of the development of infrastructure projects. The modus operandi for these projects is described in the Financial Statements as of December 31, 2023. In order to aid understanding of the Group’s financial performance, these interim consolidated financial statements disclose separately the impact of projects of this nature in “fixed assets in infrastructure projects” within the long-term financial assets heading (distinguishing those to which the intangible asset model is applied from those to which the financial asset model is applied – Note 5.3) and, in particular, in cash and cash equivalents and borrowings (Note 7), where the information related to cash and cash equivalents and borrowings is disclosed separately for infrastructure projects and for ex infrastructure projects. Following competitive bidding processes, these projects are conducted through long-term contracts entered into with public authorities (“the grantor”), which grant the right to build or upgrade, operate and maintain the infrastructure. The contract is awarded to a legal entity, the concessionaire entity, whose sole purpose is the performance of the project, in which the Group has an ownership interest. The concessionaire has to finance the construction or upgrade of the public infrastructure mainly with borrowings guaranteed by future cash flows during the project term; as a result, these projects usually have restricted cash established in the financing agreements to ensure repayment of borrowings. The shareholders also make capital contributions. Borrowings are generally secured at inception of the service concession arrangement and have no recourse to the shareholder or, in some cases, recourse to the shareholders is limited to the guarantees issued. Once construction or upgrade is complete, the concessionaire starts to operate and maintain the infrastructure, and in return, collects tolls or regulated charges for the use of the infrastructure, or amounts paid by the grantor based on the availability for use of the related asset. These inflows allow the initial investment to be recovered. In most cases the construction and subsequent maintenance of the infrastructure is subcontracted by the concession operators to the Group’s Construction Division. From an accounting standpoint, most of these arrangements are within the scope of application of IFRIC 12. FERROVIAL SE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS AS OF AND FOR THE SIX MONTH PERIOD ENDED JUNE 30, 2024 33

It should also be noted that the Group’s most relevant equity-accounted assets relate to the 43.23% ownership interest in 407 ETR, the concession operator of the 407 ETR toll road in Toronto (Canada), the 49% indirect shareholding in the company JFK NTO LLC, the concession company of the New Terminal One at the International John F. Kennedy Airport in New York; the 50% stake in AGS, which owns Aberdeen, Glasgow and Southampton airports in UK; the 19,86% ownership interest in IRB Infrastructure Developers Limited, one of India's leading infrastructure companies, listed in Bombay, and the recent acquisition of the 24% ownership interest in IRB Infrastructure Trust (Private InvIT), a subsidiary of IRB Infrastructure Developers Limited (Note 1.2). Details of these companies are included in Note 5.4 on investments in equity-accounted companies. It is also worth mentioning that the 25% ownership interest in FGP Topco Limited, which is the direct shareholder of Heathrow Airports Holdings Limited (HAH), the owner of Heathrow Airport in London (UK), has been classified as held for sale at June 2024 closing (Note 1.3). 1.2 Consolidation scope changes and other relevant transactions During 2024 Toll Roads Divestment of 5% stake in IRB Infrastructure Developers On June 11, Ferrovial, through its subsidiary Cintra, completed the sale of a 5% stake in the Indian company IRB Infrastructure Developers (IRB) for EUR 215 million excluding transaction costs (assuming a EUR/INR exchange rate of 89.3). The sale was carried out in the form of a placement of 301.9 million shares with institutional investors on the National Stock Exchange (NBE) and the Bombay Stock Exchange (BSE). The shares in IRB were sold at an average price of 63.60 rupees, resulting in a capital gain before taxes of EUR 133 million, reported through the income statement within the line item “Impairment and disposal of fixed assets” as disclosed in Note 9.1. After the transaction, Ferrovial is still the second-largest shareholder, with a 19.86% stake and has the same representatives on the Board of Directors (two out of a total of eight members), therefore, Ferrovial still exercises significant influence according to IAS 28 and this remaining ownership interest continues to be equity accounted. Acquisition of 23.99% of IRB Private InvIT On June 13, Ferrovial, through its toll road subsidiary Cintra, acquired a 23.99% stake in IRB Infrastructure Trust (Private InvIT), a subsidiary of IRB Infrastructure Developers (IRB), in which Ferrovial holds a 19.86% ownership interest as before mentioned. Private InvIT holds a portfolio of 14 toll road concessions in India with a committed pipeline of one additional concession. The total investment reached EUR 652 million (considering an exchange rate of 90.21 EUR/INR). This investment will increase by EUR 85 million due to outstanding equity commitments in projects being developed by Private InvIT (considering an exchange rate of 89.3 EUR/INR - Note 10.3). Ferrovial acquired this stake from affiliates of GIC Private Limited, which prior to this transaction owned a 49% stake in the company. After the transaction, GIC’s affiliates retain a 25% stake in Private InvIT and IRB retains its current 51% stake. Considering the indirect ownership interest which Ferrovial holds through the 19.86% stake in IRB, Ferrovial retains a total stake in Private InvIT of 34.1%. As required by IFRS 10 the shareholder agreements and the other project contracts were analyzed, and the conclusion was drawn that the qualified majorities and the veto rights set out in the aforementioned agreements for the approval of most of the relevant decisions means that Ferrovial has significant influence over Private InvIT, and therefore, the 23.99% ownership interest is consolidated through the equity method according to IAS 28. Regarding the price purchase allocation exercise, at June 2024 the valuation of the identifiable assets and liabilities of Private InvIT at acquisition date is still ongoing, and therefore, the fair value of the net assets acquired is not considered definitive. Energy Ferrovial Energy US. LLC. acquires Misae Solar IV, LLC, a solar SPV project (257MW) in Leon County On May 1, Ferrovial, through Ferrovial Energy US. LLC, acquired a 100% stake in Misae Solar IV, LLC, a solar PV project (257MW) in Leon County, Texas, for an acquisition price of USD 14.8 million (EUR 13.8 million). The company will perform the design, construction and operation of the plant. Other Sale of 24.78% of Grupo Serveo, S.L. On June 28, Ferrovial completed the sale of its 24.78% stake in Grupo Serveo to the main shareholder, Portobello Capital, for EUR 55 million. 15 million of the price has been deferred (up to four years after completion date, not accruing interests). The capital gain before taxes of the disposal is EUR 33 million, reported through the income statement within the line item “Impairment and disposal of fixed assets” as disclosed in Note 9.1. According to the Spanish Tax law the 95% of the capital gain is not subject to taxes, being the effective tax rate 1,25%. This 24,78% was acquired by Ferrovial in 2022 when the services infrastructure business in Spain was sold to Portobello. This transaction culminates Ferrovial’s divestment of the services business in Spain as part of its strategy to focus on its core business — the development and operation of sustainable infrastructure. As a result of the transaction, Ferrovial is no longer a shareholder of Grupo Serveo and is no longer represented on its Board of Directors. FERROVIAL SE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS AS OF AND FOR THE SIX MONTH PERIOD ENDED JUNE 30, 2024 34

1.3 Assets and liabilities held for sale At June 30, 2024 assets held for sale amount to EUR 78 million and liabilities stand at EUR 16 million, mainly related to equity- accounted availability assets scheduled to be sold within 12 months, and also the 25% ownership interest in FGP Topco Limited, which is the direct shareholder of Heathrow Airports Holdings Limited (HAH), the owner of Heathrow Airport in London (UK). There were no assets and liabilities held for sale at December 31, 2023. The following table provides a breakdown by nature of the assets and liabilities classified as held for sale as of June 2024: (Million euro) 06.30.2024 Non-current assets 77 Investment in associates 67 Deferred taxes 10 Other non-current assets 0 Current assets 1 Cash and cash equivalents 1 TOTAL assets classified as held for sale 78 (Million euro) 06.30.2024 Non-current liabilities 16 Deferred taxes 16 TOTAL liabilities classified as held for sale 16 Regarding Heathrow Airport Holdings divestment, as disclosed in the December 2023 Consolidated Financial Statements, on November 28, 2023, Ferrovial entered into a share purchase agreement with Ardian and The Public Investment Fund (PIF), pursuant to which Ferrovial agreed to sell its full stake (25% interest) in FGP Topco Limited. At 2023 year-end, the completion of the transaction was subject to fulfillment of some shareholders’ tag-along rights and applicable regulatory conditions, and consequently, there was no certainty that the transaction was going to be completed. During 2024, the parties have been working towards fulfilling the above-mentioned conditions, which led to a revised offer presented by Ardian and PIF on June 14 to acquire shares representing 37.62% of FGP Topco’s share capital for GBP 3,259 million, of which 19.75% would relate to Ferrovial’s stake, subject to fulfillment of some shareholders’ tag-along rights and applicable regulatory conditions. On July 25, 2024, following the expiry of the period to exercise the tag-along and pre-emption rights, no FGP Topco shareholder has exercised either its tag-along or pre-emption rights. Consequently, and according to the revised offer presented by Ardian and PFI, Ferrovial and certain tagging shareholders will sell a pro-rata portion of their shares in FGP Topco, implying that Ferrovial will retain 5.25% of the issued share capital of FGP Topco. Following the sale, Ferrovial and the tagging shareholders will hold shares representing together an overall 10% of FGP Topco’s issued share capital, while Ardian and PIF will hold shares representing c. 22.6% and c.15.0%, respectively, through separate vehicles. The transaction remains subject to applicable regulatory approvals and, consequently, there remains no certainty that the transaction will complete. In view of the above, the 25% ownership interest in FGP Topco Limited as of June 30, 2024 has been reclassified to held for sale. The ownership interest in this company remains valued at zero, due to the fact that losses generated in previous years brought equity attributable to Ferrovial below zero. 2. Going concern assessment In June 2024, Ferrovial has a good liquidity position, with cash and cash equivalents reaching EUR 3,659 million (EUR 4,789 million at December 2023). As in the previous financial years, in order to conclude as to the Company’s capacity to continue as a going concern, the Group has analyzed future cash needs as of June 2024, focusing on the financial years 2024 and 2025, and also including a pessimistic scenario with a series of stress assumptions regarding the Company’s cash flows, most notably: • Reduction in dividends from infrastructure project companies in 2024 and 2025 (50% in the case of airports and toll roads and all dividends in the case of energy). • 50% fall in Construction business cash flows in 2024 and 2025 (excluding lease payments). • Contingent capital contributions of around EUR 100 million per annum. • Delay of on-going divestment processes beyond 2025. FERROVIAL SE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS AS OF AND FOR THE SIX MONTH PERIOD ENDED JUNE 30, 2024 35

The conclusion drawn from the analysis demonstrates that, although the pessimistic scenario would entail a deterioration of the Company’s cash position, cash resources would continue to be sufficient to meet commitments. Therefore, based on the available information, no material uncertainties have been identified with respect to events or conditions that could raise significant doubts regarding the Group’s capacity to continue operating under the going concern principle for the twelve months following the date of issuance of these interim condensed consolidated Financial Statements. 3. Summary of significant accounting policies 3.1 Basis of presentation The interim condensed consolidated financial statements of Ferrovial SE for the six-month period ended 30 June 2024 have been prepared in accordance with IAS 34 "Interim financial reporting". In accordance with IAS 34, interim financial information is prepared placing emphasis on new activities, events and circumstances that have arisen during the half year without duplicating the information previously published in the 2023 consolidated financial statements. Consequently, for a proper understanding of the information included in these interim condensed consolidated financial statements, they should be read together with the Group's consolidated financial statements for the years ended December 31, 2023, which were prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (“IASB”). There are no effects on these consolidated financial statements resulting from differences between IFRS as issued by the IASB and IFRS as endorsed by the European Union. The information related to the comparable 2023 period in the unaudited interim condensed consolidated financial statements of the Company as of and for the six months ended June 30, 2024 furnished for the U.S. Securities and Exchange Commission (SEC) differs from the information related to the comparable 2023 period reported simultaneously by the Company to the Netherlands Authority for the Financial Markets (AFM), due to the liability recognized by the Company due to the tax audit for 2006 Spanish Corporate Income Tax (EUR 120 million at December 2022). On September 12, 2023, the Spanish Supreme Court ruled in favor of the Company in connection with the Group’s 2006 Spanish CIT assessment relating to the application of a deduction for export activities. In the financial statements reported to the AFM, this liability was derecognized through the income statement in December 2023, however, as this resolution provided evidence of conditions that existed at the end of the first reporting period reported to the SEC as part of the Company's registration statement on Form 20-F effective on May 8, 2024 (the "Registration Statement") (December 2021), this liability was not recognized in the financial statements included in the Registration Statement. This difference is impacting the following items: • June 2023 comparable net income attributable to the shareholders furnished for the SEC in the Income Statement (EUR 115 million) differs from the net income reported to the AFM (EUR 114 million), as in AFM financial statements EUR 1 million financial interest expenses related to the liability were recognized. • This number is also impacting June 2023 Statement of Comprehensive Income and Cash Flow Statement, as the net income attributable to the shareholders is part of both financial statements. • Finally, December 2022 opening total Equity included in December 2023 Statement of Changes in Equity furnished for the SEC (EUR 6,473 million) differs from the figures reported to the AFM (EUR 6,353 million), as previously explained, because the liability was not recognized in the financial statements included in the Registration Statement. 3.2 Accounting policies applied. The accounting policies applied when preparing these interim condensed consolidated financial statements are the same as those applied to the consolidated Financial Statements for the financial year ended December 31, 2023, except for the adoption of new standards effective as of January 1, 2024. Several amendments apply for the first time in the current year, but have not had an impact on the Group's accounting policies and financial statements. 3.3 Accounting estimates and judgments In the interim condensed consolidated financial statements as of June 30, 2024, estimates were made to measure certain assets, liabilities, revenues, expenses and commitments. The matters for which estimates were made were described in the consolidated Financial Statements for the year ended December 31, 2023 (Note 1.3.4). 3.4 Basis of consolidation The basis of consolidation applied at June 30, 2024 is consistent with the approach adopted in the consolidated Financial Statements for the year ended December 31, 2023. 4. Segment reporting For management purposes, the Group is organized into business units based on its activities and services and has four reportable segments (Note 1.1). FERROVIAL SE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS AS OF AND FOR THE SIX MONTH PERIOD ENDED JUNE 30, 2024 36

FERROVIAL SE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS AS OF AND FOR THE SIX MONTH PERIOD ENDED JUNE 30, 2024

As indicated in Note 1.1, in January 2024 Ferrovial approved a partial reorganization of our Business Divisions pursuant to which the energy solutions business line and the energy infrastructures business line were merged. As a consequence of this reorganization, the 2023 figures have been restated.

The global Chief Executive Officer is the Chief Operating Decision Maker (CODM) and monitors the operating results of our business units separately for the purpose of making decisions about resource allocation and performance assessment. Segment performance is evaluated based on profit or loss and is measured consistently with profit or loss in the consolidated financial statements. Furthermore, information reported to the market is also broken down in the above four segments.

Construction and Toll Roads revenues represent 79% and 14%, respectively, of the Group's consolidated revenue. The Airports segment is also a significant area of activity for Ferrovial, as well as the Energy segment, a relatively new business area where the group has future growth plans in place, and therefore, they are both disclosed as reporting segments. The CEO assesses its performance separately based on an Income Statement measured consistently with profit or loss in the consolidated financial statements.

The segment income statement for the six-month periods ended June 30, 2024 and June 30, 2023 is shown in the table below. The "Other" column includes the income and/or expenses of companies not assigned to any of the business segments, including most notably the parent company Ferrovial SE and its other businesses, such as the waste treatment plants in UK and the mining services in Chile. The "Adjustments" column reflects inter-segment consolidation eliminations.

Condensed consolidated income statement for the six month period ended June 30, 2024:

(Million euro)	Construction	Toll Roads	Airports	Energy	Other	Adjustments	June 2024
Revenue	**3,371**	**595**	**30**	**114**	**251**	**(94)**	**4,267**
Total operating expenses	3,188	167	28	119	257	(95)	3,664
Fixed asset depreciation	77	115	8	5	13	–	218
Impairment and disposal of fixed assets	–	132	–	–	34	–	166
Operating profit/(loss)	**107**	**445**	**(6)**	**(10)**	**15**	**–**	**551**
Profit/(loss) on derivatives and other net financial income/(expense)	(15)	(48)	62	1	12	(2)	10
Net financial income/(expense) from financing	75	(103)	(12)	(3)	(88)	2	(129)
Net financial income/(expense)	**60**	**(151)**	**50**	**(2)**	**(76)**	**–**	**(119)**
Share of profits of equity-accounted companies	–	106	4	–	4	–	114
Profit/(loss) before tax from continuing operations	**167**	**400**	**48**	**(12)**	**(57)**	**–**	**546**
Income/(expense) tax	(36)	(19)	6	–	12	–	(37)
Profit/(loss) net of tax from continuing operations	**131**	**381**	**54**	**(12)**	**(45)**	**–**	**509**
Profit/(loss) net of tax from discontinued operations	–	–	–	–	9	–	9
Net profit/(loss)	**131**	**381**	**54**	**(12)**	**(36)**	**–**	**518**
Net profit/(loss) for the period attributed to non-controlling interests	(29)	(73)	(2)	–	–	–	(104)
Net profit/(loss) for the period attributed to the parent company	**102**	**308**	**52**	**(12)**	**(36)**	**–**	**414**

Condensed consolidated income statement for the six month period ended June 30, 2023

(Million euro)	Construction	Toll Roads	Airports	Energy	Other	Adjustments	June 2023 (*)
Revenue	**3,159**	**492**	**28**	**104**	**266**	**(109)**	**3,940**
Total operating expenses	3,102	132	30	102	283	(109)	3,540
Fixed asset depreciation	61	115	6	5	14	–	201
Impairment and disposal of fixed assets	–	–	–	–	–	–	–
Operating profit/(loss)	**(4)**	**245**	**(8)**	**(3)**	**(30)**	**–**	**200**
Profit/(loss) on derivatives and other net financial income/(expense)	(17)	–	7	–	13	–	3
Net financial income/(expense) from financing	51	(108)	1	–	(47)	–	(103)
Net financial income/(expense)	**34**	**(108)**	**8**	**–**	**(34)**	**–**	**(100)**
Share of profits of equity-accounted companies	–	73	5	–	5	–	83
Profit/(loss) before tax from continuing operations	**30**	**210**	**5**	**(3)**	**(59)**	**–**	**183**
Income/(expense) tax	(14)	(5)	–	–	(1)	–	(20)
Profit/(loss) net of tax from continuing operations	**16**	**205**	**5**	**(3)**	**(60)**	**–**	**163**
Profit/(loss) net of tax from discontinued operations	–	–	–	–	6	–	6
Net profit/(loss)	**16**	**205**	**5**	**(3)**	**(54)**	**–**	**169**
Net profit/(loss) for the period attributed to non-controlling interests	(3)	(51)	–	–	–	–	(54)
Net profit/(loss) for the period attributed to the parent company	**13**	**154**	**5**	**(3)**	**(54)**	**–**	**115**

37

FERROVIAL SE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS AS OF AND FOR THE SIX MONTH PERIOD ENDED JUNE 30, 2024

(*) See Note 3.1 Basis of presentation

5. Main changes in the consolidated statement of financial position.

5.1 Foreign exchange effect

Ferrovial has business outside the eurozone through various subsidiaries. The exchange rates used to translate their financial statements for Group consolidation purposes are as follows.

For items in the income statement and cash flow statement:

AVERAGE EXCHANGE RATE	06.30.2024	06.30.2023	Change 24/23 (*)
Pound sterling	0.855	0.876	(2.46)%
US dollar	1.081	1.081	0.02 %
Canadian dollar	1.468	1.456	0.83 %
Australian dollar	1.643	1.600	2.67 %
Polish zloty	4.316	4.625	(6.67)%
Indian rupee	89.991	88.872	1.26 %
Chilean peso	1,017.117	871.458	16.71 %

For balance sheet items:

CLOSING EXCHANGE RATE	06.30.2024	12.31.2023	Change 24/23 (*)
Pound sterling	0.847	0.867	(2.27)%
US dollar	1.071	1.104	(2.95)%
Canadian dollar	1.466	1.461	0.34 %
Australian dollar	1.606	1.621	(0.88)%
Polish zloty	4.312	4.343	(0.71)%
Indian rupee	89.299	91.943	(2.88)%
Chilean peso	1,010.090	967.780	4.37 %

(*) A negative change represents an appreciation of the reference currency against the euro and vice versa.

This exchange effect had a positive impact on shareholders' funds attributable to the parent of EUR 27 million, carried as translation differences (Note 6).

5.2 Acquisitions and goodwill

a) Main changes during the period:

Movements in goodwill on consolidation at June 2024 are as follows:

(Million euro)	BALANCES AT 12.31.2023	ADDITIONS	OTHER	EXCHANGE RATE	BALANCES AT 06.30.2024
Construction	**135**	**–**	**–**	**2**	**137**
Budimex	70	–	–	–	70
Webber	65	–	–	2	67
Toll roads	**259**	**–**	**–**	**8**	**267**
I-66 Express Mobility Partners Hold. LLC	259	–	–	8	267
Airports	**27**	**–**	**–**	**–**	**27**
Dalaman	27	–	–	–	27
Energy	**43**	**–**	**–**	**1**	**45**
TransChile	43	–	–	1	45
Other	**10**	**–**	**–**	**–**	**10**
Steel Ingeniería	10	–	–	–	10
TOTAL	**475**	**–**	**–**	**11**	**486**

b) Management assessment of potential indicators of impairment:

Based on the good performance of the assets (traffic volumes, revenue, operating expenses, etc.) compared to the latest available business projections, no indication of impairment has been identified at June closing. The annual impairment test on the Group's existing goodwill is usually prepared in December, and therefore has not been carried out at the date of preparation of these interim condensed consolidated financial statements.

38

FERROVIAL SE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS AS OF AND FOR THE SIX MONTH PERIOD ENDED JUNE 30, 2024

5.3 Fixed assets in infrastructure projects

Fixed assets in infrastructure projects amount to EUR 13,839 million at June 30, 2024 (December 31, 2023: EUR 13,495 million) and comprise projects under the Intangible asset model for EUR 13,679 million and under Financial asset model for EUR 160 million.

Set out below is a breakdown of the intangible asset model in infrastructure projects at June 30, 2024:

(Million euro)	BALANCE AT 0 01.01.24	TOTAL NET ADDITIONS	FOREIGN EXCHANGE EFFECT	BALANCE AT 06.30.24
Spanish toll roads	721	3	–	724
US toll roads	12,823	85	392	13,300
Other toll roads	4	–	–	4
Toll road investment	**13,549**	**88**	**392**	**14,028**
Accumulated depreciation	(834)	(104)	(18)	(956)
Net investment in toll roads	**12,715**	**(16)**	**374**	**13,072**
Investment in other infrastructure projects	650	1	–	651
Depreciation of other infrastructure projects	(34)	(11)	–	(45)
Total net investment in other infrastructure projects	**616**	**(10)**	**–**	**606**
TOTAL INVESTMENT	**14,199**	**89**	**392**	**14,679**
TOTAL DEPRECIATION AND PROVISION	**(867)**	**(115)**	**(18)**	**(1,000)**
TOTAL NET INVESTMENT	**13,333**	**(26)**	**374**	**13,679**

The most significant changes in the assets accounted for under the intangible asset model in the first half of 2024 were the following:

- The total foreign exchange effect resulted in an increase of EUR 374 million in 2024, fully attributed to the appreciation of the US dollar against the Euro.
- Investments in US toll roads increased by EUR 85 million, related essentially to North Tarrant Express and North Tarrant Express Segment 3.
- Depreciation of the toll road investments in the amount of EUR 104 million.

Total investment in infrastructure projects accounted under the financial asset model pursuant to IFRIC 12 reached EUR 160 million (December 31, 2023: EUR 162 million), and relates mainly to long-term receivables (more than twelve months) from public administrations, as balancing items with respect to services rendered or investments made under a concession arrangement. These assets mainly comprise the Waste Treatment business in the UK reaching EUR 77 million at June 30, 2024 (December 31, 2023: EUR 77 million) and Concesionaria de Prisiones Lledoners in Spain, with EUR 52 million (December 31, 2023: EUR 55 million).

5.4 Investments in equity-accounted companies

Set out below is a breakdown of investments in equity-accounted companies at June 30, 2024 showing movements during the year. Due to their significance, the investments in 407 ETR (43.23%), JFK NTO (49%), AGS (50%), IRB Infrastructure Developers Limited (19.86%) and Private InvIT (23.99%) are presented separately.

As mentioned in the Financial Statements at December 2023, the considerable losses posted in previous years in the Airports equity-accounted business exceeded the value of the shareholdings, reducing the investments AGS to zero, there being no commitments to inject additional funds (pursuant to IAS 28).

2024 (million euro)	407 ETR (43.23%)	AGS (50%)	IRB (19.86%)	Private InvIT (23.99%)	JFK (49%)	OTHER	TOTAL
Balance at 12.31.23	**928**	**0**	**376**	**0**	**471**	**263**	**2,038**
Changes in share capital	0	0	0	652	173	-1	824
Share of profit/(loss)	83	0	5	0	2	24	114
Dividends	-52	0	-5	0	0	-8	-65
Foreign exchange differences	-2	0	15	7	16	0	36
Derivatives	0	0	0	0	11	15	26
Other	0	0	-81	0	0	-89	-170
Balance at 06.30.24	**957**	**0**	**310**	**659**	**673**	**204**	**2,803**

There follows a more detailed analysis of the first-half developments in Ferrovial's main equity-accounted infrastructure projects.

39

Heathrow Airport Holding (HAH) As mentioned in Note 1.3.a to the interim consolidated financial statements, Ferrovial has accepted an offer from Ardian and PIF to sell part of its stake in FGP Topco Ltd. (19.75%), which is the direct shareholder of Heathrow Airports Holdings Limited (HAH), the owner of Heathrow Airport in London (UK). The transaction remains subject to applicable regulatory approvals and, consequently, there remains no certainty that the transaction will complete. For this reason, the 25% ownership interest in FGP Topco Limited, has been reclassified to held for sale as of June 30, 2024. Disclosures relating to 407 ETR As shown in the table at the beginning of this note, the value of the interest in this company increased from EUR 928 million to EUR 957 million, mainly as a result of both the profit generated during the year (EUR 83 million for Ferrovial’s stake), due to the positive trend in traffic volumes thanks to an overall increase in mobility combined with better weather conditions, which was partially offset by the dividend pay-out during the period (EUR -52 million) and the exchange rate impact (EUR -11 million). Disclosures relating to AGS As commented at the start of this note, the inclusion of prior-year losses reduced the shareholding to zero. 2024 (million euro) AGS (50%) Balance at 12.31.2023 without IAS 28 (59) Share of profit/(loss) (6) Derivatives (4) Pensions 1 Currency translation differences 8 Balance at 06.30.2024 without IAS 28 (60) As disclosed in Note 8.1, the Company has reassessed the recoverability of the shareholder loan granted to AGS, concluding that it is recoverable on the basis of updated projections to account for after the refinancing agreement. IRB Infrastructure Developers Limited (IRB) On June 11, 2024, Ferrovial, through its subsidiary Cintra, completed the sale of its 5% stake in the Indian company IRB Infrastructure Developers (IRB) for EUR 215 million (assuming a EUR/INR exchange rate of 89.3), resulting in a capital gain before taxes of EUR 133 million (Note 1.2). The impact in the heading “Other” due to the divestment is EUR -80 million. As Indian legislation imposes severe restrictions on the disclosure of unpublished price sensitive information (UPSI), the latest information available relates to the close of IRB’s last fiscal year, which ran from April 2023 to March 2024. This approach is consistent with IAS 28, which provides for a maximum three-month lag between the investor’s and investee’s reporting periods. The results recognized in the income statement (3 months) amounts to EUR 5 million for Ferrovial’s ownership interest (EUR 3 million in 2023). IRB Infrastructure Trust (Private InvIT) On June 13, Ferrovial, through its toll road subsidiary Cintra, acquired a 23.99% stake in IRB Infrastructure Trust (Private InvIT), a subsidiary of IRB Infrastructure Developers (IRB), in which Ferrovial holds a 19.86% ownership interest as before mentioned. Private InvIT holds a portfolio of 14 toll road concessions in India with a committed pipeline of one additional concession. The total investment reached EUR 652 million (considering an exchange rate of 90.21 EUR/INR). This investment will increase by EUR 85 million due to outstanding equity commitments in projects being developed by Private InvIT (considering an exchange rate of 89.3 EUR/INR - Note 10.3). Ferrovial acquired this stake from affiliates of GIC Private Limited, which prior to this transaction owned a 49% stake in the company. After the transaction, GIC’s affiliates retain a 25% stake in Private InvIT and IRB retains its current 51% stake. Considering the indirect ownership interest which Ferrovial holds through the 19.86% stake in IRB, Ferrovial retains a total stake in Private InvIT of 34.1% (Note 1.2). At June 2024 no results has been recognized though the income statement related to this acquisition. JFK NTO LLC Movements in equity are primarily explained by the capital contributions made during the year. On June 18, 2024, the project issued USD 2,55 billion Green Bonds. A portion of the issuance (USD 800 million) was insured by Assured Guaranty Municipal Corp. (“AGM”). The transaction achieved an all-in true interest cost of 4.65% with a weighted average maturity of 30 years. FERROVIAL SE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS AS OF AND FOR THE SIX MONTH PERIOD ENDED JUNE 30, 2024 40

FERROVIAL SE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS AS OF AND FOR THE SIX MONTH PERIOD ENDED JUNE 30, 2024

Other investments in equity-accounted companies

Appendix I to the consolidated financial statements at December 2023 includes a list of ownership interests in equity-accounted companies, including names, countries of incorporation, business segments, percentage shareholdings, aggregate assets and liabilities, revenue and profit/(loss) for the year.

The main impacts affecting this heading correspond to the divestment on June 28 of the 24.78% stake in Grupo Serveo to Portobello (Note 1.2), with an impact of EUR -27 million, and the reclassification to held for sale of certain assets in which the Group has plans to divest with an impact of EUR -62 million (Note 1.3, disclosed within the “other” item).

5.5 Working capital

This note addresses variations under the asset headings “Inventories” and “Short-term trade and other receivables” and the liability heading “Short-term trade and other payables”. The net balance of these items is referred to as working capital (see section 4 of the consolidated financial statements at December 2023).

The following table shows the relevant movements:

Million euro	12.31.2023	Exchange rate	Other	06.30.2024
Total inventories	**458**	**6**	**16**	**480**
Trade receivables for sales and services	907	6	48	961
Completed work pending certification	446	7	203	656
Other receivables	324	1	64	389
Total short-term trade and other receivables	**1,677**	**14**	**316**	**2,007**
Trade payables	(1,698)	(13)	(60)	(1,771)
Progress billing for construction work	(1,124)	(17)	(15)	(1,156)
Advance payments from customers	(406)	(2)	(6)	(414)
Other short-term payables	(419)	(2)	(24)	(445)
Total short-term trade and other payables	**(3,646)**	**(35)**	**(105)**	**(3,786)**
TOTAL	**(1,511)**	**(15)**	**227**	**(1,299)**

Excluding the exchange rate effect, the change in working capital at June 2024 reached EUR 227 million. This change derives mainly from the increase in completed work pending certification in the Construction business, mostly in Poland and the US.

5.6 Provisions

The provisions recognized by the Group are intended to cover risks arising in the course of business. They are recognized using best estimates of the related risks and uncertainties.

The consolidated financial statements at December 31, 2023 contain a detailed description of the different types of provisions set aside by the Group.

This note provides a breakdown of all the line items disclosed separately in provisions on the liabilities side of the balance sheet. Movements were as follows at June 30, 2024:

(Million euro)	Long-term provisions	Short-term provisions	TOTAL
Balance at December 31, 2023	**268**	**1,011**	**1,279**
Movements during the year:	**23**	**(39)**	**(16)**
Charges/reversals affecting EBIT (other operating expenses)	8	35	43
Charges/reversals with an impact on other income and expense items	*24*	*1*	25
TOTAL impact of charges/reversals	32	36	68
Amounts used with an impact on working capital	*(10)*	*(70)*	(80)
Other amounts used	–	*(4)*	(4)
TOTAL impact of amounts used	(10)	(74)	(84)
Impact of scope changes and other transfers	**18**	**–**	**18**
Impact of foreign exchange differences	**3**	**8**	**11**
Balance at June 30, 2024	**313**	**979**	**1,292**

The main changes during the year regarding long-term provisions are mainly explained by the variation in the charges and reversal of provisions item (EUR 32 million) as well as the impact on other amounts used with an impact on working capital (EUR -10 million) mainly in the Toll Roads Division as a result of the IFRIC12 effect.

In the case of short-term provisions, the main movements during the year are explained by the variation in the charges and reversals line (EUR +36 million), relating to the Construction Division, highlighting Budimex and the US, which were offset by the

41

FERROVIAL SE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS AS OF AND FOR THE SIX MONTH PERIOD ENDED JUNE 30, 2024

total impact of amounts used with an impact on working capital (EUR -70 million), relating to the waste treatment business in UK and Construction (mainly USA, Budimex, Ferrovial Construction UK and Colombia).

5.7 Deferred taxes

Set out below is a breakdown of movements in deferred tax assets and liabilities as of June 30, 2024:

Deferred taxes (million euro)	12.31.2023	Var.	06.30.2024
Assets	**1,006**	**(15)**	**991**
Tax Credits	503	(16)	487
Derivatives	49	15	64
Other deferred tax assets	454	(14)	440
Liabilities	**1,086**	**(54)**	**1,032**
Derivatives	69	24	93
Other deferred tax liabilities	1,017	(78)	939

6. Equity

Set out below is a breakdown of changes in equity during the six-month period ended June 30, 2024:

(Million euro)	Attributed to shareholders	Attributed to non-controlling interests	Total equity
Equity at 01.01.2024	**3,766**	**2,113**	**5,879**
Consolidated profit/(loss) for the year	**414**	**104**	**518**
Impact on hedge reserves	53	3	56
Impact on defined benefit plan reserves	–	–	–
Currency translation differences	27	51	78
Income and expenses recognized directly in equity	**80**	**54**	**134**
Amounts transferred to the income statement	**5**	**–**	**5**
TOTAL RECOGNIZED INCOME AND EXPENSES	**499**	**158**	**657**
Scrip dividend/other dividends	(48)	(267)	(315)
Treasury share transaction	(466)	–	(466)
SHAREHOLDER REMUNERATION	**(514)**	**(267)**	**(781)**
Share capital increases/reductions	–	13	13
Share-based remuneration scheme	7	–	7
Other movements	3	(4)	(1)
OTHER TRANSACTIONS	**10**	**9**	**19**
Equity at 06.30.2024	**3,761**	**2,013**	**5,774**

The variation in the parent company's shareholders' funds in the first half of the year relates to the following effects:

Consolidated profit/(loss) for the period: Profit for the period attributable to the parent company stood at EUR 414 million.

Income and expenses recognized directly in equity: Unlike the detail presented in the main statement of changes in equity, the impacts are shown net of the related tax effect.

- Impact on reserves of hedging instruments: The recognition of value changes to derivative financial instruments designated as hedges had an impact of EUR 53 million on the parent company's shareholders' funds, of which EUR 27 million corresponds to fully-consolidated companies, and EUR 26 million to equity-accounted companies.

- Currency translation differences: The currencies to which Ferrovial is most exposed in terms of equity (mainly the Canadian dollar, US dollar, pound sterling and Indian rupee), as detailed in Note 5.1, gave rise to currency translation differences of EUR 27 million attributed to the parent company, primarily US dollar (EUR 15 million), Indian rupee (EUR 18 million) and pound sterling (EUR 7 million), partially offset by the Canadian dollar (EUR -5 million). These translation differences are presented net of the effect of foreign currency hedging instruments arranged by the Group (Note 8.2).

Shareholder remuneration:

Buy-back program and Scrip dividend:

As commented in the Group's consolidated financial statements for the year ended December 31, 2023, on November 30, 2023 Ferrovial SE announced its decision to implement a treasury share buy-back program for a maximum of up to 34 million shares

42

FERROVIAL SE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS AS OF AND FOR THE SIX MONTH PERIOD ENDED JUNE 30, 2024

and a maximum investment amount of EUR 500 million, the purpose of which was a subsequent capital reduction by cancelling the repurchased shares. The program was authorized for the period from December 1, 2023 to May 1, 2024 (both inclusive).

On April 11, 2024, the Board approved a new buyback program for a maximum of 37 million shares and a maximum investment amount of EUR 500 million. The program was authorized for the period between May 2 to December 31, 2024, notwithstanding that Ferrovial reserved the right to terminate the program if, prior to that term, it has acquired shares under the program for either a price that reaches the maximum net investment amount or the maximum number of shares authorized, or if any other circumstance makes it advisable to do so.

In the General Shareholders' Meeting held on 11 April 2024 it was commented that the Board, in line with the shareholder remuneration policy carried out in previous years, intended to implement one or more interim dividends in 2024 which would be distributed to the shareholders by way of a flexible dividend scheme (scrip dividend) for a cash equivalent amount of around EUR 550 million.

In order to enable the Board to implement the scrip dividend, the General Meeting approved: (i) the Board's designation as the corporate body authorized to issue ordinary Company shares and to grant rights; and (ii) a limit on or exclusion of pre-emptive rights in connection with the issue and/or granting of rights to subscribe for ordinary Company shares, up to a maximum of 5% of the Company's issued share capital at the date of the 2024 General Meeting.

On May 9, 2024 Ferrovial SE announced an interim scrip dividend of EUR 0.3033 per Ferrovial share. The dividend was payable in cash or shares at the choice of the shareholder, against Ferrovial's reserves. There were no tradeable rights in respect of the scrip dividend. On June 19, 2024 Ferrovial announced the ratio of this interim scrip dividend, being one new Ferrovial share for every 120,211 existing Ferrovial shares. 78.21% of the outstanding Ferrovial shares received the dividend in the form of new Ferrovial shares. The remaining shareholders received the dividend in the form of cash payment, reaching EUR 48 million.

Over the course of H1 2024, 13,263,370 shares were acquired at an average price of EUR 35.16 per share, giving rise to a total disbursement of EUR 466 million.

Share-based remuneration schemes: This mainly reflects the treasury shares transactions relating to share-based remuneration schemes for directors.

The market value of the treasury shares held by Ferrovial at June 30, 2024 (17,527,234 shares) was EUR 636 million. Movements in treasury shares during 2024 were as follows:

TRANSACTION PERFORMED/OBJECTIVE	NUMBER OF SHARES PURCHASED	NUMBER OF SHARES APPLIED TO PURPOSE	TOTAL NUMBER OF SHARES
Balance at 12.31.2023			**4,759,310**
Share capital	13,263,370	–	13,263,370
Remuneration schemes	–	(495,446)	(495,446)
Shares received - scrip dividend	–	–	–
Balance at 06.30.2024			**17,527,234**

Other transactions:

"Other dividends, non-controlling interests" reflects dividends corresponding to the non-controlling interests in the NTE Segment 3, NTE, LBJ and I-77 toll roads (EUR 31, 29, 19 and 75 million respectively), Ferrovial Agroman Texas, LLC - SH99 (EUR 4 million) and the Budimex Group (EUR 108 million).

Share capital increases, non-controlling interests: Shareholders' funds attributable to non-controlling interests rose by EUR 13 million, related to I-66 Mobility Partners LLC construction company (FAM Construction LLC).

7. Cash and cash equivalents and Borrowings

In order to aid understanding of the Group's financial performance, and as mentioned in Note 1.1, the Group analyzes cash and cash equivalents and borrowings for each corresponding period distinguishing between infrastructure project companies and ex-infrastructure companies.

The main items forming the Group's cash and cash equivalents and borrowings, are described below.

7.1 Cash and cash equivalents

a) Cash and cash equivalents and restricted cash from infrastructure projects

Infrastructure project financing agreements occasionally impose the obligation to set aside certain restricted accounts to cover short-term or long-term obligations relating to the payment of principal or interest on the borrowings and relating to infrastructure maintenance and operation.

43

FERROVIAL SE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS AS OF AND FOR THE SIX MONTH PERIOD ENDED JUNE 30, 2024

In this regard, short-term restricted cash at June 30, 2024 reached EUR 20 million (December 2023: EUR 31 million). The main movement is a decrease of EUR 9 million in the Autovía de Aragon toll road in Spain.

b) Cash and cash equivalents and restricted cash from ex-infrastructure projects

At June 30, 2024 there were certain short-term restricted accounts totaling EUR 5 million (December 2023: EUR 4 million).

(Million euro)	JUN. 2024	DEC. 2023	CHANGE
Short-term restricted cash	5	4	1
Other cash and cash equivalents	3,440	4,581	(1,141)
Total short-term cash and cash equivalents	**3,445**	**4,585**	**(1,140)**
Long-term restricted cash	27	32	(5)
Cash-related forwards	(6)	(18)	12
Total cash and cash equivalents	**3,466**	**4,599**	**(1,133)**

The decrease in cash and cash equivalents is mainly due to the investments made during the year, especially in IRB Private InvIT (EUR -652 million) and the capital contributions to JFK (EUR -173 million), as well as shareholder remuneration amounting to EUR -514 million from Ferrovial SE and dividends paid to non-controlling interests of investees of EUR -260 million and the additional shareholder loan for the Ferrovial stake of EUR -47 million (GBP -40 million, Note 8.1) granted to AGS in relation to the refinancing process. These decreases are partially offset by the sale of 5% stake of IRB Infrastructures Developers (EUR 211 million including transaction costs), the sale of 24.78% stake of Grupo Serveo,S.L. (EUR 40 million) and the collection of the vendor loan granted in relation to the Amey divestment on April 5, 2024 (EUR 176 million) (Note 8.1.).

7.2 Borrowings

a) Infrastructure projects

(Million euro)	DEC. 2023	NET DRAWDOWNS	EXCHANGE RATE	SCOPE CHANGES	JUN.2024
Toll roads	7,410	121	207	–	7,738
Construction	106	(2)	–	–	104
Airports	104	(4)	–	–	100
Energy	246	6	7	–	259
Other	49	(2)	1	–	48
Total infrastructure project borrowings	**7,915**	**119**	**215**	**–**	**8,249**

Infrastructure project borrowings increased by EUR 334 million with respect to December 2023, mainly due to the following reasons:

- The appreciation of the US dollar against the euro (Note 5.1) increased indebtedness by EUR 215 million (primarily EUR 56 million for the LBJ toll road, EUR 46 million at NTE 35W, EUR 45 at NTE Mobility Partners and EUR 50 million at I-66).
- With regard to net drawdowns (EUR 119 million), EUR 111 million correspond to increases/decreases with an effect on cash, mainly on the I-77 toll road (EUR 136 million) due to new financing through the bonds issuance net of Transportation Infrastructure Finance and Innovation Act (TIFIA) loan repayment, and the debt repayment in Cintra Inversora de Autopistas en Cataluña, S.L. (EUR 15 million).

At June 30, 2024, all the project companies fulfilled significant covenants in force, except for Centella Trasmisión S.A. that has failed to comply with them. Its debt has been reclassified to short-term in the amount of EUR 128 million. This situation is expected to be resolved in the short-term. The book value of this project has not changed at June closing. The group has assessed the recoverability of the investment in this project, concluding that it is recoverable on the basis of current available projections.

a) Ex-Infrastructure projects

(Million euro)	DEC. 2023	OTHER COMPANIES - NET CHANGE	EXCHANGE RATE	JUN.2024
Construction	13	(2)	1	12
Corporate and other	3,436	(15)	7	3,428
Total ex-infrastructure project company borrowings	**3,449**	**(17)**	**8**	**3,440**

There have been no significant variations in the borrowings of ex-infrastructure project companies compared to December 2023.

The following table shows changes broken down into variations in borrowings with balancing entries in cash flows, exchange rate effects and scope changes, as well as changes in borrowings due to the accrual of interest, which do not affect period cash positions:

44

FERROVIAL SE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS AS OF AND FOR THE SIX MONTH PERIOD ENDED JUNE 30, 2024

(Million euro)	DEC. 2023	INCREASE/REDUCTION IN CASH EFFECT	FOREIGN EXCHANGE EFFECT	CAPITALIZED/ ACCRUED INTEREST AND OTHER	JUNE 2024
Borrowings ex-infrastructure projects	3,449	(30)	9	12	3,440
Cross-currency swaps	13	–	(9)	–	4
Gross borrowing position, ex-infrastructure project companies	**3,463**	**(30)**	**–**	**12**	**3,444**

8. Non-current financial assets and financial derivatives

The main headings are set out below:

Million euro	06.30.2024	12.31.2023	Var.
Non-current financial assets	**983**	**1,148**	**(166)**
Long-term loans to associates	343	262	81
Restricted cash and other non-current financial assets	530	628	(98)
Other non-current financial assets	109	258	(148)
Financial derivatives at fair value (net)	**140**	**152**	**(12)**
Financial derivatives at fair value (assets)	245	285	(40)
Financial derivatives at fair value (liabilities)	(105)	(133)	28

8.1 Non-current financial assets

The item "Long-term loans to associates" essentially includes the loan of EUR 219 million granted to AGS (GBP 187 million), as compared with EUR 152 million at December 31, 2023 (GBP 132 million), on the back of the reversal of the provision for expected losses recognized under IFRS 9 (EUR 10 million) and the additional shareholder loan granted for the Ferrovial stake of EUR 47 million (GBP 40 million), derived from the closing of the refinancing process of the project.

On March 21, 2024, AGS completed the refinancing of its previous debt, which had a maturity date of June 18, 2024 and principal outstanding of GBP 757 million. The former outstanding debt under the debt facility has been repaid using a combination of the proceeds from the new term loan under the refinancing agreement, a GBP 80 million equity injection (of which GBP 40 million corresponds to Ferrovial´s stake), and AGS' cash. Ferrovial's GBP 40 million contribution was funded by means of a shareholder loan, in addition to the existing Ferrovial shareholder loans as of December 2023, which will be extended until February 2030 at an amended interest rate.

The Company has reassessed the recoverability of the shareholder loan, concluding that it is recoverable on the basis of projections updated to account for after the refinancing agreement.

This heading also reflects other loans granted to associates in the amount of EUR 124 million (EUR 133 million in 2023), primarily in the Toll Roads Division, particularly Concesionaria Ruta del Cacao, S.A.S. (EUR 65 million).

The item "Restricted cash in infrastructure projects and other non-current financial assets" relates primarily to deposits made in toll road concession operators, the use of which is limited to certain purposes under the concession, such as payments of future investments, operating expenditure or debt servicing. During 2024 this heading has decreased (EUR -98 million basically in I-77 (EUR -99 million) due to its refinancing transaction.

"Other non-current financial assets" primarily relates to fixed income securities, other equity, long term loans, bonds or deposits. The main variation during the year corresponds to the collection on April 5, 2024, of the vendor loan granted in relation to the Amey divestment. Ferrovial received loan principal of GBP 149 million, under the agreement reached with Buckthorn in December 2023, plus GBP 1.9 million in interest accrued in 2024 (EUR -176 million in total, principal plus interest). It also includes interest from innovation investment funds amounting to EUR 52 million.

This heading also includes other trade receivables, mainly from various public authorities under long-term contracts, primarily relating to companies in the Construction and Toll Road Divisions, reaching EUR 6 million (December 31, 2023: EUR 6 million).

8.2 Financial derivatives

In general, the Group's position in derivatives and its hedging strategies remained in line with the situation described in detail in the consolidated financial statements for the year ended December 31, 2023. Derivatives are recognized at market value at the arrangement date and at fair value at subsequent dates.

A breakdown of assets and liabilities relating to financial derivatives at fair value showing the main impacts on reserves and on profit or loss is as follows:

45

FERROVIAL SE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS AS OF AND FOR THE SIX MONTH PERIOD ENDED JUNE 30, 2024

Million euro	Notional amounts at 06.30.2024	Balance at 06.30.2024	Balance at 12.31.2023	Var.	Impact on reserves	Impact on P&L - Fair value	Other effects on the balance sheet or P&L
Index-linked derivatives	**71**	**104**	**115**	**(11)**	**(3)**	**(2)**	**(5)**
Cash flow hedges	71	104	115	(11)	(3)	(2)	(5)
Interest rate derivatives	**1,333**	**1**	**(39)**	**40**	**41**	**2**	**(3)**
Cash flow hedges	1,323	1	(39)	40	37	2	1
Speculative	10	–	–	–	–	–	–
Fair value hedges	–	–	–	–	4	–	(4)
Cross-currency swaps	**2,100**	**33**	**58**	**(25)**	**20**	**(12)**	**(33)**
Cash flow hedges	250	(5)	(13)	8	1	–	7
Net foreign investment hedges	1,850	38	72	(33)	19	(12)	(40)
Foreign exchange derivatives	**2,561**	**(18)**	**(1)**	**(17)**	**(15)**	**(5)**	**2**
Cash flow hedges	1,073	(11)	–	(11)	(11)	1	–
Fair value hedges	–	(1)	–	(1)	(1)	–	–
Net foreign investment hedges	1,139	(14)	(8)	(6)	(2)	(2)	(1)
Speculative	349	8	7	1	–	(4)	4
Equity swaps	**54**	**19**	**20**	**–**	**–**	**8**	**(8)**
Speculative	54	19	20	–	–	8	(8)
TOTAL	**6,119**	**140**	**152**	**(13)**	**43**	**(10)**	**(47)**

The net change in the fair value of the Group's financial derivatives stood at EUR -13 million, its asset position changing from EUR 152 million at December 2023 to EUR 140 million at the June 2024 closing.

The main changes are described below:

- Foreign exchange derivatives (EUR -17 million), used basically to hedge the volatility of the Group's foreign currency investments. The main impact relates to Cintra Infrastructures SE, which recorded EUR -24 million in foreign exchange differences in USD, and cash inflow settlements for EUR 8 million.
- Cross-currency swaps (EUR -25 million), mainly in the Toll Road Division, hedging the net investment in the US and Canada.
- Interest rate derivatives (EUR 40 million), the main variations being explained essentially by the increase in the expected future interest rates. This is the main reason for the impact on reserves (EUR 41 million), mostly in the Toll Road and Energy Divisions.
- Index-linked (inflation) derivatives (EUR -11 million impacting the income statement) relating to the concession operator Autema (of which the Group's interest amounts to 76.276%).

9. Disclosures relating to the income statement

9.1 Impairment and disposals of fixed assets

"Impairment and disposals of fixed assets" primarily includes asset impairment losses and gains or losses on the sale and disposal of shareholdings in Group companies and associates.

The results from impairment and disposals are explained by the sale of the 5% stake in IRB Infrastructures Developers and the sale of the 24,78% stake in Grupo Serveo, S.L., as mentioned in Note 1.2.

There follows a breakdown of the main gains and losses due to impairment and disposals as of June 2024:

(Million euro)	Impact on profit/(loss) before tax	Impact on profit/(loss) after tax
5% IRB Sale	133	116
Grupo Serveo Sale (*)	33	33
Capital gains and disposals	**166**	**149**
TOTAL IMPAIRMENT AND DISPOSALS	**166**	**149**

(*) According to the Spanish Tax law the 95% of the capital gain is not subject to taxes, being the effective tax rate 1,25%.

9.2 Net financial income/(expense)

The following tables provide an itemized breakdown of changes in net financial income/(expense) as of June 2024 compared to June 2023.

Net financial income/(expense) from infrastructure project companies is presented separately from that of ex-infrastructure project companies (see Note 1.1) and in each case a distinction is made between net financial income/(expense) from financing (which includes borrowing costs on bank borrowings and bonds, and returns on financial investments and loans granted), and net

46

FERROVIAL SE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS AS OF AND FOR THE SIX MONTH PERIOD ENDED JUNE 30, 2024

financial income/(expense) from derivatives and other items (including the effect of the fair value measurement of ineffective hedges, financial liabilities update and other income and expenses not directly related to financing).

June 2024 versus previous year:

(Million euro)	2024	2023 (*)	Var. %
Financial income from infrastructure project financing	20	15	33%
Financial expense from infrastructure project financing	(195)	(168)	16%
Net financial income/(expense) from financing, infrastructure project companies	**(175)**	**(153)**	**14 %**
Net financial income/(expense) from derivatives and other fair value adjustments, infrastructure project companies	(1)	–	–
Other net financial income/(expense), infrastructure project companies	(33)	(12)	175%
Other net financial income/(expense), infrastructure project companies	**(34)**	**(12)**	**183 %**
Net financial income/(expense) from infrastructure projects	**(209)**	**(165)**	**27 %**
Financial income, other companies	98	108	(9)%
Financial expense, other companies	(52)	(58)	(10)%
Net financial income/(expense) from financing, other companies	**46**	**50**	**(8)%**
Net financial income/(expense) from derivatives and other fair value adjustments, other companies	19	7	171%
Other net financial income/(expense), other companies	25	8	213%
Other net financial income/(expense), other companies	**44**	**15**	**193 %**
Net financial income/(expense), other companies	**90**	**65**	**38 %**
Total net financial income/(expense)	**(119)**	**(100)**	**19 %**

(*) See Note 3.1 Basis of presentation

9.3 Corporate income tax expense

Corporate income tax expense for the first six months of 2024 was calculated on the basis of the tax rate that is expected to be applicable to profit/(loss) for the financial year. This gave rise to an expense of EUR -37 million at June 2024 (expense of EUR 20 million at June 2023), with the following breakdown between current tax and deferred tax:

(Million euro)	06.30.2024	06.30.2023
Tax expense for the year	**(37)**	**(20)**
Current tax	**(52)**	**(24)**
Deferred tax	**15**	**4**
Deferred tax for the year	(22)	4
Ruling related to Royal Decree-Law 3/2016	37	–

The current tax expense (EUR -52 million) includes the impact of current taxes of the year and prior years, highlighting the tax payment related with the capital gain for the sale of the 5% stake in the Indian company IRB Infrastructure Developers (IRB) for EUR 15 million (see Note 1.2 and Note 9.1).

The "Ruling related to Royal Decree-Law 3/2016", includes a positive impact of EUR 37 million related to this Royal Decree-Law (RDL) ruling in favor of Ferrovial. As reported in the December 2023 Consolidated Financial Statements, on January 18, 2024, the Spanish Constitutional Court officially announced its ruling related to this matter, resolving that the use of the RDL was not suitable for amending the essential elements of Corporate Income Tax (CIT) Law, and that this practice infringed constitutional requirements. Based on the aforementioned grounds, the Company has recorded this positive impact at Jun 2024. The EUR 37 million is related to the impact on previous years company income tax. The Company has not recognized any impact of this resolution on the future recoverability of previous years tax losses, on the back of the Parliament likelihood to pass a similar Law that would set the same previous limits for the use of these net operating losses.

9.4 Profit/(loss) from discontinued operations

During 2024, profit from discontinued operations amounted to EUR 9 million and relates mainly to the update of the indemnities and earn-outs following the divestment of the Services Business in Spain and Portugal and other adjustments related to the Amey business divestment in the UK.

10. Contingent liabilities, contingent assets and investment commitments.

10.1. Litigation

The Group is exposed to risks derived from the resolution of litigation of different kinds arising in the ordinary course of business. When such risks are deemed to be probable, provisions are booked using the best estimate of the expected disbursements necessary to settle the obligations arising from such litigation. These provisions are set out in Note 5.6. When such risks are less likely to materialize, contingent liabilities arise. No significant liabilities are envisaged to have a material adverse effect on the Group other than those for which provisions have already been recognized.

47

There are also contingent assets, meaning assets that could arise from various proceedings in progress. Assets of this kind are not recognized in the financial statements unless it is virtually certain that they will materialize, as required by accounting legislation. The most significant proceedings are described in the 2023 consolidated financial statements and listed below. There follows a description of the main changes together with litigation arising in 2024. a) Litigation relating to the Toll Roads business The most significant proceedings described in the 2023 consolidated financial statements are: • US Toll roads – NTE 35W: On February 11, 2021 there was a multiple vehicle accident on the 35W Managed Lanes toll road in Dallas, Texas involving 133 vehicles and resulting in six deaths and several people injured. As a result of this incident, the concession company NTE Mobility Partners Segment 3 LLC, which is 53.66% -owned by Ferrovial, together with several non- Group US companies, is a party in 29 of the claims that have been filed and are in the early stages of legal proceedings. • Portugal - Auto-Estradas Norte Litoral, S.A.: The insolvency estate of J. Gomes - Construções do Cávado, S.A., filed a civil lawsuit against Cintra Infrastructures SE seeking the invalidity of its purchase of shares of Auto-Estradas Norte Litoral, S.A. by CISE from J. Gomes – Concessões Norte, Unipessoal, Lda. During 2024 there have been no significant changes in these proceedings and no new significant lawsuits have arisen. b) Litigation relating to the Construction business The most significant proceedings described in the 2023 consolidated financial statements are: • Construction business in Spain: Penalty proceeding initiated in 2019 by the Spanish National Markets and Competition Commission (CNMC) against Ferrovial Construcción, S.A. and other construction firms for alleged anti-competitive behavior. • D4R7 project (Slovakia) - There are two proceedings under-way: – Criminal investigation for alleged environmental permitting risks associated with the use of dirt from two private borrow pits in Jánošíková. – Criminal investigation for alleged environmental permitting risks associated with use of fill dirt in Blatná na Ostrove. • FB Serwis (Poland): On February 1, 2023, the then President and Vice-President of the Management Board of FBSerwis, S.A., a subsidiary of Budimex, were detained in Warsaw, Poland, by the Polish Central Anticorruption Office. According to the information provided publicly by the Polish National Prosecutor's Office, the arrests were related to a broader investigation for alleged tax fraud and money laundering, invoice forgery, and bribery. • Bucaramanga Project (Colombia): In December 2023, the National Infrastructure Authority (ANI) of Colombia imposed a fine for project delays on the concessionaire for the Ruta del Cacao project, Concesionaria Ruta del Cacao, S.A.S. • I-66 project (USA): In June 2024, project completion was agreed by the three parties involved (the design-build contractor, the developer, and the Virginia Department of Transportation). However, the filed lawsuit relating to the Covid 19 Pandemic and associated matters remains open. • I-285 (USA): In June 2024, a Supplemental Agreement has been reached between the contractor North Perimeter Contractors LLC and its client the Georgia Department of Transportation. As a result, the pending claim has been resolved. During 2024, the changes in I-66 and I-285 are as described above. No new significant lawsuits have arisen. c) Litigation and other contingent liabilities relating to the Energy business No significant proceedings were described in the 2023 consolidated financial statements. There follows a description of the main potential claim as of June 30, 2024. Centella Project (Chile) In 2018, the Republic of Chile awarded the design, construction and operation of a new 252km, 220KV- 580 MVA-double circuit transmission line ("Centella Project") to Centella Transmisión S.A. Due to unforeseen circumstances, including force majeure events affecting the construction and completion of the project, the Project suffered certain delays that could affect the timely achievement of its completion. Centella Transmisión S.A. has submitted a request for an extension to the Chilean Ministry of Energy based on the aforementioned force majeure events, which is still pending response, which would eventually allow it to meet the new milestone deadline. In the event that the Ministry of Energy does not accept Centella's request, it may proceed to charge a guarantee bond and may apply penalties under the contract. FERROVIAL SE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS AS OF AND FOR THE SIX MONTH PERIOD ENDED JUNE 30, 2024 48

Although force majeure must be evaluated on a case-by-case basis, the Ministry of Energy has in the past granted different extensions of milestones due to force majeure events in transmission projects. In view of the above, as of today, the outcome of this risk is still uncertain. d) Tax-related litigation The most significant proceedings described in the 2023 consolidated financial statements are: • Tax proceedings relating to the amortization for tax purposes of financial goodwill on the acquisitions of Amey and Swissport • Unconstitutional Royal Decree-Law 3/2016:On January 18, 2024, the Spanish Constitutional Court announced its ruling related to Royal Decree-Law 3/2016 (RDL 3/2016), on tax measures aimed at the consolidation of public finances, which amended corporate income taxation by limiting the offsetting of net operating losses (25% current limit versus 70% previous to RDL 3/2016), establishing limits on the application of double taxation deductions and forcing the inclusion in the tax base of impairment losses on portfolio investments deducted in previous years. The Spanish Constitutional Court ruling, officially published on February 20, 2024, resolves that the use of the Royal Decree- Law is not suitable for amending the essential elements of Corporate Income Tax (CIT), and this practice infringes constitutional requirements. Based on the aforementioned grounds, the Spanish Constitutional Court overturned the RDL 3/2016, which is considered null and void. The Company filed several lawsuits with respect to its CIT assessment for tax years 2016 through 2023 based on the same argument. As a result of the Spanish Constitutional Court ruling, the Company believes it is almost certain it will obtain a favorable ruling, with the expected amount to be recovered by the Group in relation to years 2016 to 2023 amounting to EUR 37 million (Note 9.3). The Company has recorded the impact in 2024. During 2024 there have been no significant changes in these proceedings and no new significant lawsuits have arisen. 10.2. Guarantees a) Bank guarantees and other guarantees issued by insurance companies At June 30, 2024, the Group companies had given bank guarantees and other guarantees issued by insurance companies for a total of EUR 8,476 million (EUR 8,533 million in December 2023), which break down as follows: i) EUR 3,017 million in bank guarantees (EUR 3,358 million in December 2023); and ii) EUR 5,459 million in guarantees issued by bonding agencies and insurance companies (EUR 5,175 million in December 2023). These guarantees cover the liability to customers for the correct performance of construction or services contracts involving Group companies. So if a project were not executed, the customer would enforce the guarantee. Of the total amount of the guarantees, EUR 645 million (December 31, 2023: EUR 796 million) secures commitments to invest in the capital of infrastructure projects, EUR 617 million relating to the JFK project (Note 10.3). b) Guarantees given by Group companies for other Group companies Guarantees are given among Group companies to cover third-party liability arising from contractual, commercial or financial relationships. In general, these guarantees do not have any impact on the analysis of the Group's consolidated accounts. However, there are certain guarantees provided by ex-infrastructure project companies to infrastructure project companies which, due to the classification of project borrowings as being without recourse, it is relevant to disclose. Guarantees given to equity-accounted companies, whether or not they are infrastructure project companies, must also be disclosed since they could give rise to future additional capital disbursements in these companies, were the secured events to occur. There follows a breakdown of these types of guarantees outstanding at June 30, 2024 and of changes with respect to December 2023: b.1) Guarantees provided by ex-infrastructure project companies to fully-consolidated infrastructure project companies (contingent capital) These guarantees totaled EUR 137 million at June 30, 2024 (December 31, 2023: EUR 120 million). b.2) Guarantees provided by ex-infrastructure project companies to equity-accounted infrastructure project companies (contingent capital) Guarantees securing infrastructure project financing amount to EUR 27 million based on the Ferrovial Group’s ownership interest (December 31, 2023: EUR 26 million). b.3) Other guarantees given to concession companies The Group operates four waste treatment plants in the UK (Thalia), which generate energy as part of the waste treatment process. The plants are run under construction and operation concessions granted by the local authorities. Thalia’s assets were part of the Amey Group and they were excluded from the scope of the Amey sale, and transferred within the Ferrovial Group. FERROVIAL SE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS AS OF AND FOR THE SIX MONTH PERIOD ENDED JUNE 30, 2024 49

FERROVIAL SE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS AS OF AND FOR THE SIX MONTH PERIOD ENDED JUNE 30, 2024

The guarantees securing fulfillment of the commitments relating to the assets amount to GBP 371 million at June 30, 2024 (December 31, 2023: GBP 358 million) and are provided by various Group companies. The guarantee may be unlimited in certain limited and specific scenarios such as fraud, willful misconduct or abandonment of the asset.

In recent years, the plants have had issues in both the construction phase and the commissioning and operation phase. At June 30, 2024, the Group recognized a provision for future losses covering these plants in the amount of GBP 27 million. The provision does not include structural costs of the business estimated at GBP 7 million per annum.

b.4) Guarantees given in divestment processes

The sale agreements entered into during the divestment of the former Services Division included various guarantees given to the buyers in connection with a number of potential lawsuits or litigation in progress on the transaction dates.

Guarantees that meet the relevant requirements of accounting legislation (IAS 37) are provisioned at June 30, 2024 for EUR 20 million (EUR 22 million in December 2023). The main guarantees were disclosed in the December 2023 Financial Statements.

c) Guarantees received from third parties

At June 30, 2024 Ferrovial has received guarantees from third parties totaling EUR 1,686 million (EUR 1,758 million at December 31 2023, mainly in the Ferrovial Construcción companies in the United States (EUR 1,318 million), the Budimex Group (EUR 191 million) and other construction companies (EUR 176 million). Particularly noteworthy were the companies in the UK (EUR 110 million).

These third-party guarantees are technical guarantees that are offered by certain subcontractors or suppliers in the construction business in order to guarantee complete compliance with their contractual obligations with regard to the work they are engaged to complete, and they may not be sold or pledged.

10.3. Commitments

a) Investment commitments

The investment commitments undertaken by the Group in relation to capital contributions to infrastructure projects amount to EUR 1,041 million (December 2023: EUR 849 million). Out of this amount, EUR 275 million are pending of financial closing. The increase during the year is mainly due to new investment commitments in toll road projects in India and Peru, and renewable energy projects in the US, partially offset by investments made in the new Terminal One project at JFK airport in New York (Note 1.2). Part of these commitments are secured by bank guarantees received from third parties amounting to EUR 645 million (EUR 617 million related to the JFK project) (Note 10.2.a).

The commitment to invest in companies in which Ferrovial holds non-controlling interests is EUR 20 million, which are engaged in innovation projects related primarily to energy and mobility (EUR 41 million in December 2023).

b) Environmental commitments

There were no changes with respect to the information disclosed in the Financial Statements for 2023 in relation to the provisions for probable or certain environmental liabilities, litigation in progress, indemnities or other outstanding obligations of undetermined amount.

11. Workforce

Set out below is an analysis of the number of employees at June 30, 2024 and 2023 by professional category and gender:

	06/30/2024			
CATEGORY	MEN	WOMEN	TOTAL	VAR. 24/23
Executive Directors	2	–	2	– %
Senior Management	11	4	15	15.0 %
Manager and higher categories	2,914	752	3,666	4.0 %
Senior professionals/Supervisors	1,522	673	2,195	(10.0)%
Professionals	2,724	1,566	4,290	13.0 %
Admin/Support	727	784	1,511	22.0 %
Blue Collars	12,874	642	13,516	– %
Total	**20,774**	**4,421**	**25,195**	**2.0 %**

50

FERROVIAL SE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS AS OF AND FOR THE SIX MONTH PERIOD ENDED JUNE 30, 2024

			06/30/2023
CATEGORY	MEN	WOMEN	TOTAL
Executive Directors	2	–	2
Senior Management	11	2	13
Manager and higher categories	2,837	692	3,529
Senior professionals/Supervisors	1,605	839	2,444
Professionals	2,554	1,257	3,811
Admin/Support	557	681	1,238
Blue Collars	12,878	676	13,554
Total	**20,444**	**4,147**	**24,591**

The workforce increased by 2.0% (+604 employees) compared to June 30, 2023.

The average headcount by business division in the first six months of the year was as follows:

			06.30.2024	
BUSINESS	MEN	WOMEN	TOTAL	VAR. 24/23
Construction	16,689	3,492	20,182	6.0 %
Toll roads	508	201	709	8.0 %
Airports	201	44	245	3.0 %
Energy	3,277	321	3,598	2.0 %
Other	708	340	1,047	(3.0)%
Total	**21,383**	**4,398**	**25,781**	**5.0 %**

			06.30.2023
BUSINESS	MEN	WOMEN	TOTAL
Construction	15,816	3,243	19,059
Toll roads	471	187	657
Airports	196	41	238
Energy	3,223	322	3,545
Other	727	347	1,074
Total	**20,434**	**4,140**	**24,573**

12. Comments on seasonality

Ferrovial's business activities are subject to a certain degree of seasonality in certain months of the year, making it impossible to extrapolate figures to a full year on the basis of figures for a six-month period.

The Toll Roads Business Division revenue is affected by seasonal changes in traffic volumes, with typically lower traffic in the winter months due to adverse climate conditions. We believe that this trend has recently been exacerbated in the Toll Roads Business Division as a result of the increase in hybrid work models and work flexibility.

The Construction Business Division is also affected by weather conditions, typically experiencing lower revenues in the first quarter of the year, and also the Airports Business Division is affected by seasonal trends, including holiday seasons.

13. Related-party transactions.

Related party transactions are reported following (i) the standards set forth by International Accounting Standard 24 ("IAS 24") and (ii) the instructions of Part I, Item 7.B. of Form 20-F. The table below shows the commercial transactions carried out between the Company (or its Group companies) and related parties on an arm's length basis and in the ordinary course of business in the first six months of 2024 and 2023. Related-party transactions are broken down into four separate categories as shown below.

If the related party was a related party for a part of the six-month period, transactions during that period are disclosed.

a) Transactions between Ferrovial SE and its directors or senior managers:

This section includes the transactions between Ferrovial SE and its directors or senior managers, their close family members or companies in which one or the other hold control or joint control or over which they could exercise significant influence. It also includes transactions with companies that have a director or senior manager in common with the Company.

51

FERROVIAL SE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS AS OF AND FOR THE SIX MONTH PERIOD ENDED JUNE 30, 2024

b) Transactions between Group companies and Ferrovial SE's directors or senior managers.

This section includes the transactions between Group companies and Ferrovial SE's directors or senior managers, their close family members or entities in which one or the other hold control or joint control or over which they could exercise significant influence. It also includes transactions with companies that have a director or senior manager in common with the Company.

Thousand euro				6.30.2024				6.30.2023
EXPENSES AND INCOME	a) Transactions with Ferrovial SE	b) Transactions with subsidiaries	Total expenses and income	Balance at 6/30/2024	a) Transactions with Ferrovial SE	b) Transactions with subsidiaries	Total expenses and income	Balance at 6/30/2023
Financial expenses	(111)	(5,346)	(5,457)	–	(1,682)	(318)	(2,000)	–
Services received	–	(4,913)	(4,913)	(993)	–	(3,165)	(3,165)	(320)
EXPENSES	**(111)**	**(10,260)**	**(10,370)**	**(993)**	**(1,682)**	**(3,483)**	**(5,166)**	**(320)**
Financial income	–	2,000	2,000	–	–	2,547	2,547	–
Services rendered	–	3,273	3,273	1,082	–	1,885	1,885	–
INCOME	**–**	**5,272**	**5,272**	**1,082**	**–**	**4,432**	**4,432**	**–**

Thousand euro			6.30.2024			6.30.2023
OTHER TRANSACTIONS	a) Transactions with Ferrovial SE	b) Transactions with subsidiaries	Balance at 6/30/2024	a) Transactions with Ferrovial SE	b) Transactions with subsidiaries	Balance at 6/30/2023
Financing agreements: loans and capital contribution (borrower)	–	(230,832)	(230,832)	(100,000)	(37,314)	(137,314)
Bank and other guarantees received	(19,872)	(115,816)	(135,688)	(18,940)	(84,830)	(103,770)
Settlement of derivatives	–	1,067	1,067	–	90	90

c) Transactions with equity-accounted companies

This section includes the transactions carried out between Group companies and equity-accounted companies entered into in the ordinary course of business and on normal market terms.

(Million euro)	06.30.2024	06.30.2023
Services received	(1)	(1)
Services provided	77	40
Net financial expenses/Income	17	12
	06.30.2024	**12.31.2023**
Payables to related parties	23	23
Receivables from related parties	387	294

d) Transactions between Group companies

Also described are transactions between the subsidiaries and the Company which, in all cases form part of their ordinary businesses as regards purpose and conditions and were not eliminated on consolidation for the following reason.

As explained in detail in Note 1.3.2 to the consolidated Financial Statements for the year ended December 31, 2023, balances and transactions relating to construction work performed by the Construction Division for Group infrastructure concession operators are not eliminated on consolidation since, at the consolidated level, contracts of this type are classed as construction contracts in which the work, during execution, is deemed to be performed for third parties, as the ultimate owner of the work, from both a financial and a legal viewpoint, is the awarding entity.

For the first half of 2024, Ferrovial's Construction Division recognized revenue totaling EUR 144 million for the above-mentioned construction work (June 30, 2023: EUR 325 million), of which EUR 85 million relates to equity-accounted toll roads.

The related profit/(loss) not eliminated on consolidation and attributable to Ferrovial's ownership interest in the concession operators, net of taxes and minority interests, amounted to EUR -6 million in the first half of 2024, of which EUR 3 million relates to equity-accounted companies. At June 30, 2023, this amounted to EUR -50 million.

14. Remuneration of the Board of Directors and senior management

There follows an itemized breakdown of the remuneration received by all the Company's directors as members of the Board of Directors of Ferrovial SE and by Ferrovial's senior managers sitting on the Company's management committee or reporting directly to the Board, the Executive Committee or the Company's CEO (except for those who are also executive directors, whose remuneration is included in that received by the Board of Directors):

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Remuneration item Amount (thousand euro) BOARD OF DIRECTORS: 06.30.2024 06.30.2023 Fixed remuneration 1,475 1,338 Variable remuneration 4,734 4,146 Remuneration for mere membership of the Board Fixed allowance 210 193 Attendance fees [1] 337 425 Transactions involving shares and/or other financial instruments 3,893 1,591 TOTAL 10,649 7,693 SENIOR MANAGERS: 06.30.2024 06.30.2023 Total remuneration received by senior managers 14,885 9,879 [1] The amount for 2023 covers the period from January to June 15, 2023. The decrease in the amount of the directors’ attendance fees compared to the first half of 2023 is due to a lower number of Board and Executive Committee meetings being held during the period. The increase in the amounts is due to the combination of a better performance of both short-term incentives and long-term incentives (80% in 2024 compared to 63.88% in 2023), and the significant increase in the share price for the long-term incentives (EUR 36,045 in 2024 vs EUR 26,773 in 2023). Additionally, some changes in the senior management team produced a temporary increase in the amounts. Also, in order to cover the extraordinary remuneration of certain senior managers (including the CEO), which is subject to the circumstances discussed in Note 6.6.6 to the Consolidated Financial Statements, the Company makes annual contributions to a group savings insurance plan of which the Company itself is the policyholder and beneficiary, quantified based on a certain percentage of the total monetary remuneration of the policy members. Contributions made in the first six months of 2024 amounted to EUR 2,368 thousand, of which EUR 582 thousand relate to the Chief Executive Officer. Notes 6.6 and 6.7 to the consolidated annual accounts at 31 December 2023 describe in detail the remuneration of the Board of Directors and senior managers, as well as the functioning of the share-based remuneration schemes. 15. Selected individual financial information IAS 34 p.14 on Interim Financial Information does not require the individual financial statements of the parent company to be included together with the Consolidated Financial Statements in the interim information prepared by the entity. 16. Events after the reporting date No material events after the balance sheet date have occurred. FERROVIAL SE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS AS OF AND FOR THE SIX MONTH PERIOD ENDED JUNE 30, 2024 53